AMENDMENT NO. 2 TO CONFIDENTIAL SUBMISSION

CONFIDENTIAL TREATMENT REQUESTED

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

As confidentially submitted to the Securities and Exchange Commission on August 5, 2015

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ALTERIX INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	Employer ID: 45-4772185
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

100 Cummings Center, Suite 463E

Beverly, MA 01915-6187

(978) 750-0900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Patrick T. Mooney, M.D.

Chief Executive Officer

100 Cummings Center, Suite 463E

Beverly, MA 01915-6187

(978) 750-0900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Thomas L. Barrette, Esq. Rodney H. Bell, Esq. Holland & Knight LLP 10 St. James Avenue Boston, MA 02116 (617) 523-2700	Juan M. Marcelino, Esq. Nelson Mullins Riley & Scarborough LLP One Post Office Square Boston, MA 02109 (617) 573-4700	Anthony J. Marsico, Esq. Greenberg Traurig, LLP 200 Park Avenue New York, NY 10166 (212) 801-9200

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

The Registrant is an “emerging growth company,” as defines in Section 2(a) of the Securities Act. This registration statement complies with the requirement that apply to an issuer that is an emerging growth company.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common stock, par value $0.001 per share(3)	$	$
Representative’s Warrants to Purchase Common Stock(3)(4)	—	—
Common Stock Underlying Representative’s Warrants(3)(5)	$	$
Total Registration Fee	$	$

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes offering price of shares which the underwriters have the option to purchase to cover over-allotments, if any.
(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price of the securities registered hereunder to be sold by the Registrant. The filing fee is not being submitted with this confidential submission as a result of guidance provided by the Securities and Exchange Commission on the Jumpstart Our Business Startups Act of 2012.
(3)	Pursuant to Rule 416 under the Securities Act, the shares of common stock registered hereby also include an indeterminate number of additional shares of common stock as may from time to time become issuable by reason of stock splits, stock dividends, recapitalizations or other similar transactions.
(4)	No registration fee pursuant to Rule 457(g) under the Securities Act.
(5)	Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(g) under the Securities Act of 1933, as amended. The proposed maximum aggregate offering price of the Representative’s warrants is $[●], which is equal to 120% of $[●] (7% of $[●]).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED AUGUST 5, 2015

[            ] Shares

Common Stock

This is a firm commitment initial public offering of [            ] shares of common stock of Alterix Inc. No public market currently exists for our shares. We anticipate that the initial public offering price of our shares of common stock will be between $[            ] and $[            ] per share.

We intend to apply to list our common stock on the NASDAQ Global Market under the symbol “ALTX.” No assurances can be given that our application will be approved.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company disclosure standards.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 9 of this prospectus for a discussion of information that should be considered in connection with an investment in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to Alterix, before expenses	$	$

(1)	The underwriters will receive compensation in addition to the discounts and commissions. See “Underwriting” for a full description of compensation payable to the underwriters.

Alterix has granted the underwriters an option for a period of 45 days to purchase up to                 additional shares of common stock solely to cover over-allotments, if any. The underwriters can exercise this right at any time within 45 days after the date of this prospectus.

The underwriters expect to deliver the shares of common stock to purchasers on or about                 , 2015.

Alexander Capital, L.P.

Prospectus dated                 , 2015

We are responsible for the information contained in this prospectus and in any free writing prospectus we prepare or authorize. We and the underwriters have not authorized anyone to provide you with different information, and we and the underwriters take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the cover of this prospectus.

We own or have rights to trademarks, service marks and trade names that we use in connection with the operation of our business, including our corporate name, logos and website names. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners. The trademarks that we own include Alterix™. Solely for convenience some of the trademarks, service marks and trade names referred to in this prospectus are listed without the ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our trademarks, service marks and trade names.

i

PROSPECTUS SUMMARY

This summary highlights information contained in other parts of this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in shares of our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read the entire prospectus carefully, especially “Risk factors” and “Management’s discussion and analysis of financial condition and results of operations,” before deciding to buy shares of our common stock. Unless the context requires otherwise, references in this prospectus to “Alterix,” “the Company,” “we,” “us” and “our” refer to Alterix Inc.

Overview

Alterix is a specialty pharmaceutical company developing transdermal product candidates for treating pain resulting from musculoskeletal disorders and peripheral neuropathy. Alterix has an exclusive world-wide license from BioChemics, Inc. (“BioChemics”) for transdermal formulations which utilize the VALE (vasoactive lipid encapsulated) transdermal drug delivery system for non-dermal pain, and to patents, patent applications, and know how related to the transdermal delivery system. Our goal is to apply this exclusively licensed transdermal technology to provide rapid, safe and effective absorption of drugs for pain relief—through the skin—to the target tissues.

VALE transdermal technology employs a transdermal delivery system that combines vasodilators, permeation enhancers, and active ingredients. Transdermal delivery has the potential to provide increased concentrations of the specified drug to target tissues, and avoid some of the acknowledged limitations of oral formulations including absorption, gastric issues, drug distribution, high serum concentrations and/or first-pass hepatic metabolism. VALE technology also provides the potential to effectively transport molecules that were previously difficult to deliver transdermally. In addition, transdermal delivery, depending on the specific molecule, may result in increased safety, efficacy and/or convenience. The potential for mitigated development risk exists if the drugs that are selected for development are eligible for the streamlined 505(b)(2) regulatory-development pathway. 505(b)(2) provides an abbreviated regulatory path to FDA approval for new or improved formulations, or new uses of previously approved products, by enabling an applicant to rely, in part, on the FDA’s findings of safety and efficacy for an existing product, or published literature, in support of the NDA, translating into decreased regulatory costs and time to market. We believe the transdermal ibuprofen product we have in development, as described further below, may be eligible for the 505(b)(2) pathway, but until we formally seek to use 505(b)(2) we cannot be certain that it will be available to us.

We are dedicated to completing the development of two products in particular, as well as continuing work on a number of additional products in the pipeline. The two products are AX-IBU-01, a transdermal ibuprofen for moderate to severe osteoarthritis, and AX-DN-01, a transdermal benfotiamine for painful diabetic neuropathy. We are also conducting carefully focused continued research and development of other transdermal products for pain. We may develop products internally or may enter into co-development and co-commercialization of branded products, generic products, or new molecules in the therapeutic area of pain.

A Phase 2 study utilizing transdermal ibuprofen for the treatment of pain associated with moderate to severe osteoarthritis was conducted in Switzerland in 2011. A human proof of concept study with respect to vasodilation for diabetic neuropathy was conducted in the United States in 2002 and an animal proof of delivery study for transdermal benfotiamine was conducted in the United States in 2008. We have not yet filed an investigational new drug, or IND, application for either product in the United States or elsewhere. Based on the work that we have done with respect to our ibuprofen product candidate, we intend to perform additional studies regarding the formulation of that product in support of an IND application. Once we have done that work, we intend to submit an IND application for approval of either a Phase 2B or Phase 2B/3 study.

The transdermal delivery system utilized for delivering transdermal ibuprofen for osteoarthritis pain and transdermal benfotiamine for painful diabetic neuropathy, as well as related formulations and methods, are covered by an International patent application. The application covers the system of transdermal drug delivery that combines vasodilators, chelators, penetration enhancers, and active ingredients. Alterix has an exclusive world-wide license from BioChemics, to develop certain drugs for non-dermal pain utilizing transdermal technology.

We are open to forming strategic alliances for co-development and co-commercialization of drugs delivered transdermally for the treatment of pain. Alterix will use third parties for manufacturing and marketing. Accordingly, the Alterix strategy for the research, development, marketing and commercialization of its products entails entering into various arrangements with corporate partners, licensors, licensees and others; Alterix will be dependent upon the subsequent success of these outside parties in performing their responsibilities. Alterix may also rely on collaborative partners to conduct research efforts and clinical trials, to obtain regulatory approvals and to manufacture and market certain Alterix products. In previous arrangements with manufacturing contractors, GMP-quality human doses of AX-IBU-01 for Phase 1 and Phase 2 clinical trials have been produced, and we believe that this experience will allow us, through new arrangements with those, or similar, contractors, to produce GMP-quality AX-IBU-01 for our contemplated pivotal Phase 2B/3 clinical trial.

The Pain Market

The markets for pain medications are growing. By 2017, according to Nature Reviews Drug Discovery, the global pain management therapeutics market is forecast to generate sales of $35.1 billion, and is expected to grow substantially over the next decade due to population dynamics, an increase in the elderly, and co-morbidities associated with obesity and diabetes. The current market for prescription products for osteoarthritis is estimated by drugs.com at $8 billion, for oral non-steroidal anti-inflammatory drugs, or NSAIDs, $4 billion, and for transdermal NSAIDs $500 million. Neuropathic pain is estimated to be 16% of the pain market with sales of $3 billion, also according to Nature Reviews Drug Discovery.

Our Strategy

Our strategy is to build a specialty pharmaceutical company focused on developing and commercializing prescription therapeutics for pain using our proprietary transdermal technology. Our strategy includes:

•	Rapidly advancing development of and seeking regulatory approval for VALE based transdermal ibuprofen (AX-IBU-01) for the treatment of pain due to osteoarthritis.

•	Entering into agreements to commercialize AX-IBU-01 in the United States and build our organizational infrastructure to manage those agreements and advance the development and commercialization of AX-IBU-01 outside the United States.

•	Partnering with industry-leading contract manufacturing companies to ensure reliable product supply.

•	Collaborating with other key companies when desirable to build co-development and co-marketing relationships.

•	Leveraging our technology and approach to advance the additional products in our pipeline into clinical development—specifically VALE based transdermal benfotiamine (AX-DN-01) for the treatment of painful diabetic neuropathy.

•	Develop a strategic pipeline of transdermally delivered drugs for pain utilizing existing branded and generic agents and drugs in-development.

Risk Factors

An investment in our common stock involves numerous risks. Any of the factors set forth under “Risk Factors” may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our common stock. Among these important risks are the following:

•	We have incurred net losses of approximately $2,001,000 and $1,866,000 for the years ended December 31, 2014 and December 31, 2013, respectively, and a loss of approximately $573,000 for the three months ended March 31, 2015 and anticipate that we will continue to incur substantial operating losses for the foreseeable future. We may never achieve or sustain profitability. As of March 31, 2015 and December 31, 2014 we had an accumulated deficit of approximately $5,976,000 and $5,403,000, respectively.

•	Our business is substantially dependent upon the intellectual property rights that we license from BioChemics. In order to meet its obligations to the U.S. Securities and Exchange Commission, or SEC, and others to pay disgorgement and penalties in connection with the settlement of an enforcement action brought against BioChemics by the SEC, BioChemics may sell, or grant security interests in, its intellectual property, including the intellectual property that we license from BioChemics and that we rely on for our business. Such actions may result in a party other than BioChemics, with whom we may have had no prior relationship or contact, being the licensor of the intellectual property on which we depend for the success of our business. While the terms of our license from BioChemics do not impose significant obligations on the licensor, a change in that party would, at a minimum, introduce substantial uncertainty with respect to a key business relationship of the Company and could have a material adverse impact on our ability to continue to license this intellectual property in the future.

•	We have not submitted an application for, or obtained any FDA approval for, any product through the NDA process, which may impede our ability to obtain FDA approval in a timeframe that is consistent with our expectations and plans, or at all.

•	We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our development or commercialization efforts of our product candidates.

•	If our drug candidates fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities, we may incur additional costs or experience delays in completing, or we may ultimately be unable to obtain regulatory approval for our product candidates.

•	If our drug candidates are approved, our future commercial success will depend upon attaining significant market acceptance among physicians, patients and health care payors and, if we fail to do so, our business will be materially harmed.

•	We may not be able to manufacture our drug candidates in quantities sufficient for our clinical trials and/or any commercial launch of our product candidates. If we fail to meet deadlines or perform in an unsatisfactory manner our business could be harmed.

•	If we are unable to obtain or protect our intellectual property rights, including proprietary information and trade secrets, related to our drug candidates, we may not be able to prevent competitors with the same or similar drugs from entering our markets.

•	If we fail to attract and keep senior management and key scientific personnel, we may be unable to develop our drugs successfully, conduct our clinical trials and commercialize our drug candidates.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

•	being permitted to provide only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	reduced disclosure obligations regarding our executive compensation arrangements;

•	not being required to hold a non-binding advisory vote on executive compensation or golden parachute arrangements; and

•	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

Notwithstanding the above, we are also currently a “smaller reporting company” meaning that we are not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent company that is not a smaller reporting company and have a public float of less than $75 million and annual revenues of less than $50 million during the most recently completed fiscal year. In the event that we are still considered a smaller reporting company at such time as we cease to be an emerging growth company, the disclosure we will be required to provide in our filings with the SEC will increase, but will still be less than it would be if we were not considered either an emerging growth company or a smaller reporting company. Specifically, similar to emerging growth companies, smaller reporting companies are able to provide simplified executive compensation disclosures in their filings; are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act of 2002, or the “Sarbanes-Oxley Act” requiring that independent registered public accounting firms provide an attestation report on the effectiveness of their internal control over financial reporting; and have certain other decreased disclosure obligations in their SEC filings, including, among other things, only being required to provide two years of audited financial statements in their annual reports.

Corporate Information

We were incorporated in the state of Delaware on March 13, 2012 as a wholly owned subsidiary of BioChemics. In recognition of the disgorgement and penalty obligations of BioChemics under the settlement terms of an enforcement action brought against BioChemics by the SEC, in January 2015, BioChemics transferred all of its shares in Alterix to the Shareholder Resolution Trust, a Massachusetts trust (the “Trust”), which is currently the sole stockholder of Alterix. The Trust is managed by three Trustees, all of whom must approve any decision. The three Trustees are Jack L. Altshuler, Esq., a Massachusetts attorney, Jan R. Schlichtmann, Esq., also a Massachusetts attorney, a director of BioChemics and the Managing Member of Sea Change Pharma LLC, which is the largest stockholder of BioChemics, and Daniel M. Glosband, a Massachusetts attorney. See “Risk Factors—Risks related to our former parent corporation,” “Business—Corporate Structure” and “Certain relationships and related party transactions” for additional information regarding our structure.

THE OFFERING

Common stock offered by us	shares

Option to purchase additional shares	The underwriter has an option for a period of 45 days to purchase up to additional shares of our common stock.

Common stock outstanding prior to this offering	shares

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their over-allotment option in full).

Use of proceeds	The net proceeds from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their option to purchase additional shares in full, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds of this offering as follows: (1) approximately $ million to fund the continued development of AX-IBU-01, including our contemplated pivotal Phase 2B/3 clinical trial, approximately $ million to manufacture clinical supplies of AX-IBU-01, approximately $ million to fund other early stage pipeline development programs, and (4) the remainder for working capital and other general corporate purposes, including funding the costs of operating as a public company. See “Use of proceeds.”

Proposed NASDAQ Global Market Symbol	We intend to apply to list our common stock on The NASDAQ Global Market under the symbol “ALTX.”

Risk factors	You should read the “Risk factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

The number of shares of common stock to be outstanding after this offering is based on                 shares of common stock outstanding as of August     , 2015 and excludes the following:

•	2,000,000 shares of common stock issuable upon exercise of outstanding warrants as of August , 2015 at an exercise price of $5.00 per share; and

•	shares of common stock reserved for future issuance under the Alterix Inc. 2015 Equity Incentive Plan, or the 2015 Equity Plan.

Unless otherwise indicated, all information in this prospectus reflects or assumes the following:

•	the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated by-laws, which will occur upon the closing of this offering;

•	no issuance or exercise of stock options or warrants on or after August , 2015;

•	no exercise by the underwriters of their option to purchase up to an additional shares of our common stock in this offering to cover over allotments; and

•	no exercise of the warrants to be issued to the Representative of the underwriters in connection with this offering as described in the “Underwriting- Representative’s Warrants” section of this prospectus.

SUMMARY FINANCIAL DATA

The following summary financial data for the three months ended March 31, 2015 and 2014, and for the years ended December 31, 2014 and 2013 are derived from our audited financial statements included elsewhere in this prospectus. You should read this data together with our audited financial statements and related notes included elsewhere in this prospectus and the information under the captions “Selected financial data” and “Management’s discussion and analysis of financial condition and results of operations.” The summary financial data in this section are not intended to replace our audited financial statements and related notes included elsewhere in this prospectus.

	For the years ended December 31,		For the three months ended March 31,
(in thousands, except share and per share data)	2014	2013	2015	2014
Statements of operations data:
Revenues	$—	$—	$—	$—
Operating expenses:
Research and development	294	620	26	125
Research and development—Patents	80	76	9	44
Business legal and consulting	623	—	227	90
General and administrative	164	350	121	81
Consulting services	830	820	207	205

Total operating expenses	$1,991	$1,866	$590	$545
Other expense
Change in fair value of derivative liabilities	10	—	(17)	(37)
Net Loss	$(2,001)	$(1,866)	(573)	(508)
Net Loss per Share; Basic and Diluted	$(0.04)	$(0.04)	(0.01)	(0.01)
Weighted-Average Number of Shares used Per Common Share Calculations:
Basic and Diluted	50,000,000	50,000,000	50,000,000	50,000,000

The table below presents our balance sheet data as of March 31, 2015 on an actual basis and:

•	on a pro forma basis to give effect to (1) the amendment of our certificate of incorporation to increase our authorized shares of common stock to 60,000,000, (2) the issuance of 1,384,616 shares of Common Stock to the Company’s Chief Executive Officer, which will occur prior to the closing of this offering, (3) the payment of a cash bonus to the Company’s Chief Executive Officer in the amount of $ within 180 days of the closing of this offering and (4) the filing of our restated certificate of incorporation upon the closing of this offering; and

•	on a pro forma as adjusted basis to give effect to the sale of shares of our common stock offered in this offering at an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

		As of March 31, 2015
(in thousands)	Actual	Pro Forma	Pro Forma as adjusted(1)
Cash	$—	$	$
Total assets	338
Total liabilities	6,314
Preferred stock, par value $[ ] per share; no shares authorized, issued or outstanding, actual; [ ] shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted
Common stock, par value $0.001 per share, 50,000,000 shares authorized, issued and outstanding, actual; [ ] shares authorized and 51,384,616 shares issued and outstanding, pro forma; and [ ] shares authorized and [ ] shares issued and outstanding pro forma as adjusted	50
Additional paid-in capital	(50)
Accumulated deficit	(5,976)			(	)
Total stockholder’s deficiency	(5,976)

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) each of pro forma as adjusted additional paid-in capital, stockholders’ equity and total capitalization by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) each of pro forma as adjusted additional paid-in capital, stockholders’ equity and total capitalization by approximately $ million, assuming the assumed initial public offering price per share, as set forth on the cover page of this prospectus, remains the same.

RISK FACTORS

Investing in our common stock involves numerous risks. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our financial statements and related notes appearing at the end of this prospectus, before deciding to invest in our common stock. If any of the following risks actually occurs, our business, prospects, operating results and financial condition could suffer materially, the trading price of our common stock could decline and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

Risks related to our financial position and need for additional capital

We have incurred net losses since our inception and anticipate that we will continue to incur substantial operating losses for the foreseeable future. We may never achieve or sustain profitability.

Our business plan is to develop, design and produce safe and effective products focusing on drug solutions for pain resulting from musculoskeletal disorders, cancer, and peripheral neuropathy. Our primary activities have been research and development, negotiating strategic alliances and other agreements, and raising capital. Expenses of the Company include those specifically identifiable to the Company, and allocations of expenses from the Company’s former parent. The allocated expenses were primarily based on the use of estimates. Expenses allocated from the Company’s parent were costs which benefitted the Company and were required for its operations. Certain general corporate expenses of the Company’s parent were not allocated because they did not provide a direct or material benefit to the business. In the opinion of management, the methods of allocating costs were reasonable; however, such costs did not necessarily equal costs that the Company would have incurred on a stand-alone basis. Therefore, the financial information included in this prospectus may not necessarily reflect assets and liabilities and cash flows of the Company if operated on a stand-alone basis. To date, the Company has not generated any revenues from its operations.

We have incurred net losses during each fiscal period since our inception. Our net loss was approximately $573,000 for the three months ended March 31, 2015, $2,001,000 for the year ended December 31, 2014 and approximately $1,866,000 for the year ended December 31, 2013. We do not know when or whether we will become profitable. To date, we have not commercialized any products or generated any revenues from the sale of products, and we do not expect to generate any product revenues in the foreseeable future. Our losses have resulted principally from costs incurred in our discovery and development activities. Our net losses may fluctuate significantly from quarter to quarter and year to year.

We have devoted most of our financial resources to research and development, including our clinical and preclinical development activities. To date, we have financed our operations only through advances from our former parent. The amount of our future net losses will depend, in part, on the rate of our future expenditures and our ability to obtain funding through equity or debt financings and strategic collaborations. We have not completed pivotal clinical trials for any product candidate and it may be several years, if ever, before we have a product candidate ready for commercialization. Even if we obtain regulatory approval to market a product candidate, our future revenues will depend upon the size of any markets in which our product candidates have received approval, and our ability to achieve sufficient market acceptance, reimbursement from third-party payors and adequate market share for our product candidates in those markets.

We expect to continue to incur significant expenses and increasing net losses for at least the next several years. We expect our expenses will increase substantially in connection with our ongoing activities, as we:

•	submit an Investigational New Drug, or IND, application to the FDA for authorization to conduct our contemplated pivotal Phase 2B/3 clinical trial for AX-IBU-01;

•	seek regulatory approval for AX-IBU-01;

•	submit an IND application to the FDA for authorization to begin Phase 1 clinical trials for AX-DN-01;

•	add personnel to support our product development and commercialization efforts;

•	continue our research and development efforts for new product opportunities; and

•	operate as a public company.

If we are required by the FDA, or any equivalent foreign regulatory authority to perform clinical trials or studies in addition to those we currently expect to conduct, or if there are any delays in completing the clinical trials of AX-IBU-01 or AX-DN-01, our expenses could increase.

To become and remain profitable, we must succeed in developing our transdermal product candidates, obtaining regulatory approval for them, and manufacturing, marketing and selling those products for which we may obtain regulatory approval. We may not succeed in these activities, and we may never generate revenue from product sales that is significant enough to achieve profitability. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our failure to become or remain profitable would depress our market value and could impair our ability to raise capital, expand our business, discover or develop other transdermal product candidates or continue our operations. A decline in the value of our company could cause you to lose all or part of your investment.

Our auditors have issued a going concern opinion.

Our independent auditors have indicated, in their report on our December 31, 2014 financial statements, that there is substantial doubt about our ability to continue as a going concern. A “going concern” opinion indicates that the financial statements have been prepared assuming we will continue as a going concern and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets, or the amounts and classification of liabilities that may result if we do not continue as a going concern. Therefore, you should not rely on our balance sheet as an indication of the amount of proceeds that would be available to satisfy claims of creditors, and potentially be available for distribution to shareholders, in the event of liquidation.

We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our product development or commercialization efforts.

Our cash as of March 31, 2015 was minimal because we have funded all operations with advances from our former parent corporation. We believe that we will continue to expend substantial resources for the foreseeable future developing AX-IBU-01, AX-DN-01 and new transdermal product candidates. These expenditures will include costs associated with research and development, conducting preclinical studies and clinical trials, potentially obtaining regulatory approvals and manufacturing products, as well as marketing and selling products approved for sale, if any, and potentially acquiring new technologies. In addition, other unanticipated costs may arise. Because the outcome of our contemplated clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our transdermal product candidates. Our costs will increase if we suffer any delays in our contemplated pivotal Phase 2B/3 clinical trial for AX-IBU-01, including delays in enrollment of patients. Upon the closing of this offering, we expect to incur additional costs associated with operating as a public company, hiring additional personnel and expanding our facilities.

Our future capital requirements depend on many factors, including:

•	the scope, progress, results and costs of researching and developing AX-IBU-01, AX-DN-01 and our other potential transdermal product candidates and conducting preclinical studies and clinical trials;

•	the timing of, and the costs involved in, obtaining regulatory approvals for AX-IBU-01, AX-DN-01 and our other potential transdermal product candidates if clinical trials are successful;

•	the cost of commercialization activities for AX-IBU-01, AX-DN-01 and our other potential transdermal product candidates, if any of these transdermal product candidates are approved for sale, including marketing, sales and distribution costs;

•	the cost of manufacturing AX-IBU-01, AX-DN-01 and our other potential transdermal product candidates for clinical trials in preparation for regulatory approval and in preparation for commercialization;

•	our ability to establish and maintain strategic partnerships, licensing or other arrangements and the financial terms of such agreements;

•	our possible liability under a loan agreement to which we and our former parent are both parties and which is currently in default, as explained further below;

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including litigation costs and the outcome of such litigation; and

•	the timing, receipt, and amount of sales of, or royalties on, our future products, if any.

Based on our current operating plan, we believe that the net proceeds we receive from this offering, will be sufficient to fund our projected operating requirements into the second half of 2016 and completion of our contemplated pivotal Phase 2B/3 clinical trial for AX-IBU-01. However, our operating plan may change as a result of many factors currently unknown to us. As a result of these factors, we may need additional funds sooner than planned. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, reduce or terminate preclinical studies, clinical trials or other development activities for one or more of our transdermal product candidates or delay, limit, reduce or terminate our establishment of sales and marketing capabilities or other activities that may be necessary to commercialize our transdermal product candidates.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies or transdermal products on unfavorable terms to us.

We may seek additional capital through a variety of means, including through private and public equity offerings and debt financings. To the extent that we raise additional capital through the sale of equity instruments or convertible debt securities, your ownership interest will be diluted, and the terms of such equity or convertible debt securities may include liquidation or other preferences that are senior to or otherwise adversely affect your rights as a stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take certain actions, such as incurring additional debt, making capital expenditures, declaring dividends or encumbering our assets to secure future indebtedness. If we raise additional funds through strategic partnerships with third parties, we may have to relinquish valuable rights to our technologies or transdermal product candidates, or grant licenses on terms that are not favorable to us. If we are unable to raise additional funds through equity or debt financing when needed, we may be required to delay, limit, reduce or terminate our product development or commercialization efforts for AX-IBU-01, AX-DN-01 or any other transdermal product candidates, or grant rights to develop and market transdermal product candidates that we would otherwise prefer to develop and market ourselves.

We identified a material weakness in our internal control over financial reporting and if the remediation procedures we have undertaken are unable to successfully remediate the existing material weakness, then the accuracy and timing of our financial reports may be adversely affected.

In preparing our financial statements as of and for the year ended December 31, 2014, we identified control deficiencies in the design and operation of our internal control over financial reporting that together constituted a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. The material weaknesses identified were that we did not have adequate accounting systems and our accounting staff was inadequate both in terms of the number of personnel and their expertise in U.S. GAAP and SEC rules and regulations. As such, our controls over financial reporting were not designed or operating effectively.

Our independent certified public accounting firm is not required to perform an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act by virtue of our status as an “emerging growth company” as defined in the JOBS Act. In light of the control deficiencies and the resulting material weakness that was identified as a result of the limited procedures we did perform, it is possible that additional material weaknesses and significant control deficiencies may have been identified if we and our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act. However, for as long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of the exemption permitting us not to comply with the requirement that our independent registered public accounting firm provide an attestation on the effectiveness of our internal control over financial reporting.

If we fail to remediate the material weakness or if in the future we fail to meet the demands that will be placed upon us as a public company, we may be unable to accurately report our financial results, or report them within the timeframes required by law or stock exchange regulations. Failure to comply with Section 404 of the Sarbanes-Oxley Act could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities.

Risks related to our former parent corporation

Our former parent corporation, BioChemics, recently settled claims against it by the SEC for violations of federal securities laws in connection with the private sale of securities of BioChemics and may be required to pay material damages and/or sell or grant security interests in intellectual property we license from BioChemics.

Until January 2015, Alterix was a wholly owned subsidiary of BioChemics. In December 2012, the SEC brought a civil enforcement action against BioChemics, its founder and then CEO, and other individuals in the United States District Court for the District of Massachusetts, entitled Securities and Exchange Commission v. BioChemics, Inc., et al., Civil Action No. 1:12-cv-12324 (District of Massachusetts), which we refer to as the BioChemics SEC Enforcement Action. In this action, the SEC alleged, among other things, that the defendants made false statements to investors about collaborations with major pharmaceutical companies and the status and results of drug trials of BioChemics’ products, and that they created fraudulent valuations of BioChemics’ stock in connection with the private sale of securities of BioChemics to certain investors. The founder and CEO of BioChemics was also sued in a 2004 SEC enforcement action alleging false and misleading statements by VASO Active Pharmaceuticals, a former BioChemics subsidiary, concerning, among other things, FDA approval of certain key products and the regulatory consequences of the future application of its primary product, which case resulted in a final judgment by consent against this individual that permanently enjoined him from violating the antifraud provisions of the federal securities laws.

In March 2015, subject to further rulings on penalty and disgorgement, the United States District Court for the District of Massachusetts entered judgment against BioChemics in the BioChemics SEC Enforcement Action pursuant to a consent settlement requiring BioChemics to comply with certain antifraud provisions of the federal securities laws and requiring it to pay disgorgement and penalties approximating $18 million for the benefit of certain investors in BioChemics.

In recognition of the above-described BioChemics settlement with the SEC and its disgorgement and penalty obligations thereunder, and the prior SEC enforcement actions against BioChemics’ founder and former CEO, BioChemics has ceded all of the shares of Alterix common stock previously issued to it to the Trust, which was established to resolve the claims arising from the settlement in the BioChemics SEC Enforcement Action. The Trust is now the sole stockholder of Alterix and operates independently of BioChemics. The Trust is independent of BioChemics because it cannot act unless all three of its trustees approve the action and, of the three trustees, two have no connection to BioChemics. The third trustee, Jan Schlichtmann, is the Managing Member of a limited liability company that is the largest stockholder of BioChemics. See “Business—Corporate Structure.”As a result, BioChemics no longer has any ownership interest in Alterix. Furthermore, all of the officers and directors of Alterix are fully independent of BioChemics. In addition, the Trustees have agreed that the Trust shall not distribute any shares of Alterix to any of the individuals who are defendants in the BioChemics SEC Enforcement Action or any entity controlled by any such individual.

In order to meet its obligations to the SEC and others to pay disgorgement and penalties in connection with the BioChemics SEC Enforcement Action, BioChemics may sell, or grant security interests in, its intellectual property, including the intellectual property that we license from BioChemics and that we rely on for our business. Such actions may result in a party other than BioChemics, with whom we may have had no prior relationship or contact, being the licensor of the intellectual property upon which we depend for the success of our business. Although the terms of our license from BioChemics do not impose significant obligations on the licensor, a change in our licensor of this intellectual property would, at a minimum, introduce substantial uncertainty with respect to a key business relationship of ours upon which we rely on for our business and could have a material adverse impact on our ability to continue to license this intellectual property in the future. Moreover, BioChemics’ obligations under the BioChemics SEC Enforcement Action could potentially result in the voluntary or involuntary bankruptcy of BioChemics which could, in turn, have a material adverse effect on our rights under the license agreement. Any failure to continue to license this intellectual property on terms and conditions that are favorable to us could have a material adverse effect on our business and prospects.

Our business is substantially dependent upon the intellectual property rights that we license from BioChemics.

In order to meet its obligations to the SEC and others, BioChemics may sell, or grant security interests in, its intellectual property, including the intellectual property that we license from BioChemics and on which our business depends. In addition, there are third parties to whom BioChemics has already granted security interests in its intellectual property or who have imposed liens on such intellectual property, as described further below. BioChemics is in default of the obligations for which it has granted security interests and for which liens have been imposed. It may not be able to meet those obligations in the future, including its obligations under the BioChemics SEC Enforcement Action to disgorge funds and pay a penalty to the SEC. If any creditor of BioChemics asserts its rights against BioChemics, such actions may result in a party other than BioChemics being the licensor of the intellectual property on which we depend. If BioChemics were to declare bankruptcy it might try to reject the license to Alterix. While the terms of our license from BioChemics do not impose significant obligations on the licensor and we believe that BioChemics would not be permitted to reject our license, the issues which BioChemics faces, at a minimum, introduce substantial uncertainty with respect to a key business relationship of the Company and could have a material adverse impact on our ability to continue to license this intellectual property in the future.

Three creditors from whom BioChemics has borrowed funds have asserted that BioChemics is in default of those obligations and that they have security interests in all assets of BioChemics. The total amount of those obligations is, according to BioChemics, in excess of $34.4 million. In addition, a law firm which has provided services to BioChemics (and which continues to do so) has filed a lien on the assets of BioChemics to secure the payment of fees in the amount of approximately $52,500. BioChemics has informed us that it is in regular contact with these creditors, is making some payments to them and, to date, the creditors have not taken formal legal action to collect the debts. One creditor, Bio Strategies, which holds approximately $4 million in debt from BioChemics, has recently entered into a modification of its loan agreement with BioChemics giving BioChemics until April 18, 2016 to repay the debt, provided that BioChemics makes monthly payments of $30,000 from June 18, 2015 through November 18, 2015, then monthly payments of $53,243 from December 18, 2015 through March 18, 2016, with all principal and accrued interest due in full on April 18, 2016; the total amount due on that date will be approximately $4,016,461. There can be no assurance that BioChemics will be able to make such payments and, if it does not, the Bio Strategies obligation will become due and payable in full. The other two obligations, which total in excess of $30.4 million, are in default and therefor due and payable in full. Of the $30.4 million, approximately $27.8 million is owed to Sea Change Pharma LLC, the largest shareholder of BioChemics. The balance is owed to private investment company, NEBO, L.L.C. There can be no assurance that the holders of those obligations will continue to work with BioChemics rather than taking formal steps to enforce their rights.

Risks related to regulatory review and approval of our products

Clinical failure may occur at any stage of clinical development, and we may never succeed in developing marketable products or generating product revenue.

Although the active ingredient in AX-IBU-01, ibuprofen, has been used safely as an oral therapeutic treatment for moderate to severe osteoarthritis for a number of years, it has not previously been approved or demonstrated to be safe over an extended period of time as a transdermal product. Early encouraging clinical results for AX-IBU-01 are not necessarily predictive of the results of our future clinical trials, including our contemplated pivotal Phase 2B/3 clinical trial. Promising results in preclinical studies of a drug candidate may not be predictive of similar results in humans during clinical trials. Any Phase 2B/3 or other clinical trials that we may conduct may not demonstrate the efficacy and safety necessary to obtain regulatory approval to market our product candidates. If the results of our clinical trials are inconclusive with respect to the efficacy of our transdermal product candidates or if we do not meet the clinical endpoints with statistical significance or if there are safety concerns associated with our transdermal product candidates, we may be prevented or delayed in obtaining marketing approval for our transdermal product candidates. In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols and the rate of dropout among clinical trial participants.

Alternatively, even if we obtain regulatory approval, that approval may be for indications or patient populations that are not as broad as intended or desired or may require labeling that includes significant use or distribution restrictions or safety warnings. We may also be required to perform additional or unanticipated clinical trials to obtain approval or be subject to additional post-marketing testing requirements to maintain regulatory approval. In addition, regulatory authorities may withdraw their approval of a product or impose restrictions on its distribution, such as in the form of a modified Risk Evaluation and Mitigation Strategy, or REMS. The failure to obtain timely regulatory approval of product candidates, any product marketing limitations or a product withdrawal would negatively impact our business, results of operations and financial condition.

Delays in the commencement, enrollment or completion of clinical trials of our transdermal product candidates could result in increased costs to us as well as a delay or failure in obtaining regulatory approval, or prevent us from commercializing our transdermal product candidates on a timely basis, or at all.

We cannot guarantee that clinical trials, including those associated with our contemplated pivotal Phase 2B/3 clinical trial for AX-IBU-01, will be conducted as contemplated or completed on schedule, if at all. A failure of one or more clinical trials can occur at any stage of testing. Events that may prevent successful or timely commencement, enrollment or completion of clinical development include:

•	delays by us in reaching a consensus with regulatory agencies on trial design;

•	delays in reaching agreement on acceptable terms with prospective clinical research organizations, or CROs, and clinical trial sites;

•	delays in obtaining required Institutional Review Board, or IRB, approval at each clinical trial site;

•	delays in recruiting suitable patients to participate in clinical trials;

•	imposition of a clinical hold by regulatory agencies for any reason, including safety concerns or after an inspection of clinical operations or trial sites;

•	failure by CROs, other third parties or us to adhere to clinical trial requirements;

•	failure to perform in accordance with the FDA’s good clinical practices, or GCP, or applicable regulatory guidelines in other countries;

•	delays in the testing, validation, manufacturing and delivery of the transdermal product candidates to the clinical sites;

•	delays caused by patients not completing participation in a trial or not returning for post-treatment follow-up;

•	clinical trial sites or patients dropping out of a trial;

•	occurrence of serious adverse events, or AEs, in clinical trials that are associated with the transdermal product candidates that are viewed to outweigh its potential benefits; or

•	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols.

Delays, including delays caused by the above factors, can be costly and could negatively affect our ability to complete a clinical trial. If we are not able to successfully complete clinical trials, we will not be able to obtain regulatory approval and will not be able to commercialize our transdermal product candidates.

Clinical development, regulatory review and approval of the FDA and comparable foreign authorities are lengthy, time consuming, and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

Our transdermal product candidates will be subject to extensive governmental regulations relating to, among other things, development, clinical trials, manufacturing and commercialization. In order to obtain regulatory approval for the commercial sale of any transdermal product candidate, we must demonstrate through extensive preclinical studies and clinical trials that the transdermal product candidate is safe and effective for use in each target indication.

The time required to obtain approval by the FDA and comparable foreign authorities is unpredictable, typically takes many years following the commencement of clinical trials, and depends upon numerous factors. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions, which may cause delays in the approval or the decision not to approve an application. We have not obtained regulatory approval for any product candidate, and it is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval. In addition, we may gain regulatory approval for AX-IBU-01, AX-DN-01 or any other transdermal product candidate in some but not all of the territories available or some but not all of the target indications, resulting in limited commercial opportunity for the approved transdermal products.

Applications for our product candidates could be delayed or could fail to receive regulatory approval for many reasons, including but not limited to the following:

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

•	the population studied in the clinical program may not be sufficiently broad or representative to assure safety in the full population for which we seek approval;

•	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from nonclinical studies or clinical trials;

•	the data collected from clinical trials of our product candidates may not be sufficient to support the submission of a new drug application, or NDA, or to obtain regulatory approval in the United States or elsewhere;

•	the FDA may determine that we cannot rely on Section 505(b)(2) for any of our product candidates, for a number of reasons, including safety and efficacy issues which have already been raised; in which case we may be required to conduct additional clinical trials, provide additional data and information and meet additional standards for product approval, resulting in increased time and financial resources required to obtain FDA approval for our product candidates;

•	the FDA may determine that we have identified the wrong Reference Listed Drug, or RLD, or RLDs or that approval of a Section 505(b)(2) application for any of our product candidates is blocked by patent or non-patent exclusivity of the RLD or RLDs;

•	the FDA may require us to conduct additional clinical trials depending on the safety data from our contemplated future clinical trials, including our contemplated pivotal Phase 2B/3 clinical trial for AX-IBU-01;

•	we may be unable to demonstrate to the FDA or comparable foreign regulatory authorities that a product candidate’s risk benefit ratio for its proposed indication is acceptable;

•	the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes, test procedures and specifications, or facilities of third-party manufacturers with which we contract for clinical and commercial supplies;

•	we or any third-party service providers may be unable to demonstrate compliance with GMP to the satisfaction of the FDA or comparable foreign regulatory authorities which could result in delays in regulatory approval or require us to withdraw or recall products and interrupt commercial supply of our products; and

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

This lengthy approval process, as well as the unpredictability of the results of clinical trials, may result in our failing to obtain regulatory approval to market any of our product candidates, which would significantly harm our business, results of operations, and prospects.

We are already aware that the FDA has safety and efficacy concerns regarding the results of our Phase 2 trial that we will need to address, and we know of at least three other areas where the FDA could require a more extensive review process with respect to the transdermal ibuprofen product. First, the product used in the Phase 2 trial used menthol as a vasodilator. Menthol, however, is also an analgesic. If the FDA concludes that further testing needs to be done to assure that the Phase 2 results were due to the ibuprofen and not the menthol, such additional testing could add significant time and expense to the commercialization of the transdermal ibuprofen product. Second, we believe that the FDA will agree with us that vasodilators are an active incipient, not an active ingredient. But if that agreement does not occur, we may have to perform much longer, multi-round clinical trials on our products. Finally, the Phase 2 trial of our transdermal ibuprofen product did not directly measure the ibuprofen levels in the blood because such measurement had been done in the Phase 1 trial. If the FDA determines that such testing needs to occur again, or if the FDA is not satisfied with further safety and efficacy testing, we would be delayed in obtaining required approvals and, therefore, commercialization.

We currently have only two transdermal product candidates, AX-IBU-01 and AX-DN-01, and are substantially dependent on these two product candidates. A failure of either product candidate in clinical development would adversely affect our business and may require us to discontinue development of other transdermal product candidates based on the same technology.

AX-IBU-01 is our lead development product candidate. AX-DN-01 has conducted a preclinical proof of concept study. While we have certain pre-clinical programs in development and intend to develop other product candidates, it will take several years and substantial additional investment for such programs to reach the same stage of development as AX-IBU-01 and AX-DN-01, respectively. If we were required to discontinue development of AX-IBU-01 or AX-DN-01 or if either product candidate does not receive regulatory approval or fails to achieve sufficient market acceptance, we would be delayed by many years in our ability to achieve profitability, if ever. In addition, since we anticipate that all of our transdermal product candidates will be based on the same VALE technology, if AX-IBU-01 or AX-DN-01 fails in development as a result of any underlying problem with the VALE technology, then we may be required to discontinue development of all transdermal product candidates that are based on the same technology. In such event, our business will be adversely affected.

If we fail to obtain regulatory approval in jurisdictions outside the United States, we will not be able to market our products in those jurisdictions.

We intend to market our transdermal product candidates, including AX-IBU-01 or AX-DN-01, if approved, in international markets either directly or through partnerships. Such marketing will require separate regulatory approvals in each market and compliance with numerous and varying regulatory requirements. The approval procedures vary from country to country and may require additional testing that we are not required to perform to obtain regulatory approval in the United States. Moreover, the time required to obtain approval may differ from that required to obtain FDA approval. In addition, in many countries outside the United States, a transdermal product must be approved for reimbursement before it can be approved for sale in that country. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. We may not obtain foreign regulatory approvals on a timely basis, if at all. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market. If we or any future partner are unable to obtain regulatory approval for AX-IBU-01 or AX-DN-01 in one or more significant foreign jurisdictions, then the commercial opportunity for such product candidate, and our financial condition, will be adversely affected.

Even if we receive regulatory approval for our transdermal product candidates, such products will be subject to ongoing regulatory review, which may result in significant additional expense. Additionally, our transdermal product candidates, if approved, could be subject to labeling and other restrictions, and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products.

Any regulatory approvals that we receive for our transdermal product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor safety and efficacy. In addition, if the FDA approves any of our transdermal product candidates, the manufacturing processes, labeling, packaging, distribution, AE reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with current good manufacturing practice, or GMP, and GCP, for any clinical trials that we conduct post-approval.

Later discovery of previously unknown problems with an approved transdermal product, including AEs of unanticipated severity or frequency, or with manufacturing operations or processes, or failure to comply with regulatory requirements, may result in, among other things:

•	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;

•	fines, warning letters, or holds on clinical trials;

•	refusal by the FDA to approve pending applications or supplements to approved applications filed by us, or suspension or revocation of product license approvals;

•	product seizure or detention, condemnation and destruction, or refusal to permit the import or export of products; and

•	injunctions or the imposition of civil or criminal penalties.

The FDA’s policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our transdermal product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or not able to maintain regulatory compliance, we may lose any marketing approval that may have been obtained and we may not achieve or sustain profitability, which would adversely affect our business.

Our transdermal products may cause undesirable side effects or have other properties that delay or prevent their regulatory approval or limit their commercial potential.

Undesirable side effects caused by our transdermal products could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in the denial of regulatory approval by the FDA or other regulatory authorities and potential product liability claims. Serious AEs deemed to be caused by our transdermal products could have a material adverse effect on the development of our transdermal product candidates and our business as a whole. The most common AEs to date in the clinical trials evaluating the safety and efficacy of AX-IBU-01 have been a few incidents of skin redness. Our understanding of the relationship between AX-IBU-01 and these events may change as we gather more information, and additional unexpected AEs may occur. In addition, although ibuprofen has been in use for over 40 years, the long-term impact of using ibuprofen as a transdermal product is not well understood.

If we or others identify undesirable side effects caused by our transdermal product candidates either before or after receipt of marketing approval, a number of potentially significant negative consequences could result, including:

•	our clinical trials may be put on hold;

•	we may be unable to obtain regulatory approval for our transdermal product candidates;

•	regulatory authorities may withdraw approvals of our transdermal product candidates;

•	regulatory authorities may require additional warnings on the label;

•	a medication guide outlining the risks of such side effects for distribution to patients may be required;

•	we could be sued and held liable for harm caused to patients; and

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of our transdermal products and could substantially increase commercialization costs.

Risks related to manufacturing our transdermal product candidates and our reliance on third parties

We will rely on third-party manufacturers to manufacture our transdermal product candidates, including AX-IBU-01 and AX-DN-01, and any failure by a third-party manufacturer or supplier may delay or impair our ability to complete clinical trials or commercialize our transdermal product candidates, including AX-IBU-01 and AX-DN-01.

We have relied, and we expect to continue to rely, on third-party manufacturers to manufacture our transdermal product candidates for preclinical studies, including Phase 1 clinical trials and Phase 2 clinical trials of AX-IBU-01, and expect to continue to do so for our contemplated pivotal Phase 2B/3 clinical trial. We have relied, and we expect to continue to rely, on third-party suppliers of ibuprofen, the active pharmaceutical ingredient in AX-IBU-01. Similarly, we have relied, and we expect to continue to rely, on third-party manufacturers to manufacture our transdermal product candidates for preclinical studies of AX-DN-01, and expect to continue to do so for our clinical trials of AX-DN-01. We have relied, and we expect to continue to rely, on third-party suppliers of benfotiamine, the active pharmaceutical ingredient in AX-DN-01. We currently do not have contracts in place with any of these third parties. Our reliance on third parties for the manufacture of our product candidates, including AX-IBU-01 and AX-DN-01, increases the risk that we will not have sufficient quantities of our product candidates, or will not be able to obtain such quantities at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts. If our third-party manufacturer fails to produce GMP-quality AX-IBU-01 for our contemplated pivotal Phase 2B/3 clinical trial and we need to enter into alternative arrangements with a different manufacturer, it could delay our product development activities. If this failure of production were to occur after we received approval for and commenced commercialization of AX-IBU-01, we might be unable to meet the demand for this product and our business could be adversely affected. In addition, because we do not have any control over the manufacturing process or timing of the supply of the active pharmaceutical ingredient, there is greater risk that we will not have sufficient quantities of the active pharmaceutical ingredient at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts. The same risks exist for AX-DN-01 and other product candidates.

Our third-party manufacturers and suppliers may be subject to FDA inspection from time to time. Failure by our third-party manufacturers to pass such inspections and otherwise satisfactorily complete the FDA approval regimen with respect to our product candidates may result in regulatory actions such as the issuance of FDA Form 483 notices of observations, warning letters or injunctions or the loss of operating licenses. Based on the severity of the regulatory action, our clinical or commercial supply of plastic molds and other services could be interrupted or limited, which could have a material adverse effect on our business.

Our transdermal product candidates have not been produced at a commercial scale. Our manufacturing partners may not be able to manufacture our transdermal product candidates in quantities sufficient for commercial launch of our product candidates, if our product candidates are approved, or for any future commercial demand for our product candidates.

Although contractors with whom we have dealt in the past have manufactured clinical quantities of AX-IBU-01, neither those contractors nor any other third company with whom we may contract in the future have manufactured commercial quantities of our product candidates. In addition, we have not scaled up manufacturing for AX-DN-01 to clinical quantities, although we do not anticipate difficulties in doing so. If AX-IBU-01 or AX-DN-01 is approved for commercialization and marketing, our manufacturing contractors may be required to manufacture the product in large quantities to meet demand. Producing product in commercial quantities requires developing and adhering to complex manufacturing processes that are different from the manufacture of a product in smaller quantities for clinical trials, including adherence to regulatory standards. Although we believe that we have developed processes and protocols that will enable our manufacturing contractors to manufacture commercial-scale quantities of product at acceptable costs, we cannot provide assurance that such processes and protocols will enable them to manufacture AX-IBU-01 or AX-DN-01 in quantities that may be required for commercialization of the product with yields and at costs that will be commercially attractive. If we are unable to establish or maintain commercial manufacture of the product or are unable to do so at costs that we currently anticipate, our business will be adversely affected.

If our manufacturing contractors are unable to use their manufacturing facilities for any reason, they would be unable to manufacture clinical supply and, if approved, commercial quantities of our transdermal product candidates for a substantial amount of time, which would harm our business.

We have relied, and we expect to continue to rely, on third-party manufacturers to manufacture our transdermal product candidates for preclinical studies, including Phase 1 clinical trials and Phase 2 clinical trials of AX-IBU-01, and expect to continue to do so for our contemplated pivotal Phase 2B/3 clinical trial and all commercial supplies of AX-IBU-01, if approved for commercial sale. Similarly, we have relied, and we expect to continue to rely, on third-party manufacturers to manufacture our transdermal product candidates for preclinical studies of AX-DN-01, and expect to continue to do so for our clinical trials of AX-DN-01. If our manufacturing contractors were to lose use of their facilities or equipment, their manufacturing facilities and manufacturing equipment would be difficult to replace and could require substantial replacement lead-time. Their facilities may be affected by natural disasters, such as floods or fire, or they may lose the use of their facilities due to manufacturing issues that arise at their facilities, such as contamination or regulatory concerns following a regulatory inspection. We do not currently have back-up capacity and there is only limited third-party manufacturing capacity that would be available to manufacture our products. In the event of a loss of the use of all or a portion of our manufacturing contractors’ facilities or equipment for the reasons stated above or any other reason, we would be unable to procure any of our transdermal product candidates until such time as the issues at the facility are remedied or we are able, if possible, to contract with an alternative third-party manufacturer.

We rely on third parties to conduct preclinical studies and clinical trials for AX-IBU-01, and if they do not properly and successfully perform their obligations to us, we may not be able to obtain regulatory approvals for AX-IBU-01 or any other transdermal product candidates that we may develop in the future.

We plan to design the clinical trials for AX-IBU-01 and for any future unpartnered transdermal product candidates that we may develop. However, we rely on CROs and other third parties to assist in managing, monitoring and otherwise carrying out many of these trials. We compete with many other companies for the resources of these third parties. The third parties on whom we rely generally may terminate their engagements at any time, and having to enter into alternative arrangements would delay development and commercialization of our transdermal product candidates.

The FDA and comparable foreign regulatory authorities require compliance with regulations and standards, including GCP, for designing, conducting, monitoring, recording, analyzing, and reporting the results of clinical trials to assure that the data and results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. Although we rely on third parties to conduct many of our clinical trials, they are not our employees, and we are responsible for ensuring that each of these clinical trials is conducted in accordance with its general investigational plan, protocol and other requirements. Our reliance on these third parties for research and development activities will reduce our control over these activities but will not relieve us of our responsibilities.

If these third parties do not successfully carry out their duties under their agreements, if the quality or accuracy of the data they obtain is compromised due to their failure to adhere to clinical trial protocols or to regulatory requirements, or if they otherwise fail to comply with clinical trial protocols or meet expected deadlines, the clinical trials of our transdermal product candidates may not meet regulatory requirements. If clinical trials do not meet regulatory requirements or if these third parties need to be replaced, preclinical development activities or clinical trials may be extended, delayed, suspended or terminated. If any of these events occur, we may not be able to obtain regulatory approval of our transdermal product candidates on a timely basis or at all.

We will also rely on CROs and other third parties to assist in managing, monitoring and otherwise carrying out clinical trials for AX-DN-01, if the FDA authorizes us to proceed with our intended Phase 1 clinical trials, as well as any additional Phase 2 or Phase 3 trials that we may ultimately conduct. The same risks for this third party reliance described above will also apply to AX-DN-01.

We may not be successful in establishing and maintaining strategic partnerships, which could adversely affect our ability to develop and commercialize products, and have a negative effect on our operating results.

We continue to strategically evaluate and, as deemed appropriate, we expect to enter into, partnerships in the future when strategically attractive, including potentially with major biotechnology or pharmaceutical companies. In particular, we may enter into one or more partnerships for the development and commercialization of AX-IBU-01 in Europe or other countries outside of the United States. We face significant competition in seeking appropriate partners for our transdermal product candidates, and the negotiation process is time-consuming and complex. In order for us to successfully partner our transdermal product candidates, potential partners must view these transdermal product candidates as economically valuable in markets they determine to be attractive in light of the terms that we are seeking and other available products for licensing by other companies. Even if we are successful in our efforts to establish strategic partnerships, the terms that we agree upon may not be favorable to us, and we may not be able to maintain such strategic partnerships if, for example, development or approval of a transdermal product is delayed or sales of an approved product are disappointing. Any delay in entering into strategic partnership agreements related to our transdermal product candidates could delay the development and commercialization of such candidates and reduce their competitiveness even if they reach the market.

If we fail to establish and maintain strategic partnerships related to our transdermal product candidates, we will bear all of the risk and costs related to the development of any such transdermal product candidate, and we may need to seek additional financing, hire additional employees and otherwise develop expertise, such as regulatory expertise, for which we have not budgeted. This could negatively affect the development of any unpartnered transdermal product candidate.

Risks related to commercialization of our transdermal product candidates

Our future commercial success depends upon attaining significant market acceptance of our transdermal product candidates, if approved, among physicians, patients and health care payors.

Even if we obtain regulatory approval for AX-IBU-01, AX-DN-01 or any other transdermal products that we may develop or acquire in the future, the product candidate may not gain market acceptance among physicians, health care payors, patients and the medical community. Market acceptance of any approved products depends on a number of factors, including:

•	the efficacy and safety of the product, as demonstrated in clinical trials;

•	the indications for which the product is approved and the label approved by regulatory authorities for use with the product, including any warnings that may be required on the label;

•	acceptance by physicians and patients of the product as a safe and effective treatment;

•	the cost, safety and efficacy of treatment in relation to alternative treatments;

•	the availability of adequate reimbursement and pricing by third-party payors and government authorities;

•	relative convenience and ease of administration;

•	the prevalence and severity of adverse side effects; and

•	the effectiveness of our sales and marketing efforts.

Market acceptance is critical to our ability to generate significant revenue and become profitable. Any therapeutic candidate, if approved and commercialized, may be accepted in only limited capacities or not at all. If any approved products are not accepted by the market to the extent that we expect, we may not be able to generate significant revenue and our business would suffer.

The market for our product candidate may not be as large as we expect.

Our estimates of the potential market opportunity for AX-IBU-01 and AX-DN-01 include several key assumptions based on our industry knowledge, industry publications, third-party research reports and other surveys. These assumptions include the prevalence and growth of the pain market, population dynamics, an increase in the elderly, and co-morbidities associated with obesity and diabetes. While we believe that our internal assumptions are reasonable, if any of these assumptions proves to be inaccurate, then the actual market for AX-IBU-01 or AX-DN-01 could be smaller than our estimates of our potential market opportunity. If the actual market for AX-IBU-01 or AX-DN-01 is smaller than we expect, our product revenue may be limited and it may be more difficult for us to achieve or maintain profitability.

If we are unable to establish sales, marketing and distribution capabilities, we may not be successful in commercializing our product candidates if and when they are approved.

We do not have a sales or marketing infrastructure and have no experience in the sale, marketing or distribution of products. To achieve commercial success for any product for which we have obtained marketing approval, we will need to establish partnerships with companies that have sales and marketing organizations.

Factors that may inhibit our partners’ efforts to commercialize our products include:

•	the inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to physicians;

•	the lack of adequate numbers of physicians to prescribe any future products; and

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines.

We likely will have little control over the third parties which market and sell our products, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we do not establish sales, marketing and distribution capabilities successfully in collaboration with third parties, we will not be successful in commercializing our product candidates.

Reimbursement may be limited or unavailable in certain market segments for our transdermal product candidates, which could make it difficult for us to sell our products profitably.

In both domestic and foreign markets, sales of any of our product candidates, if approved, will depend, in part, on the extent to which the costs of our products will be covered by third-party payors, such as government health programs, commercial insurance and managed health care organizations. These third party payors decide which drugs will be covered and establish reimbursement levels for those drugs. The containment of health care costs has become a priority of foreign and domestic governments as well as private third party payors. The prices of drugs have been a focus in this effort. Governments and private third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications, which could affect our ability to sell our product candidates profitably. Cost-control initiatives could cause us to decrease the price we might establish for products, which could result in lower than anticipated product revenues.

Reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Adverse pricing limitations may hinder our ability to recoup our investment in AX-IBU-01, AX-DN-01 or any future product candidates, even if such product candidates obtain marketing approval.

Obtaining coverage and reimbursement approval for a product from a government or other third-party payor is a time consuming and costly process that could require us to provide supporting scientific, clinical and cost-effectiveness data for the use of our products to the payor. Further, there is significant uncertainty related to third-party payor coverage and reimbursement of newly approved drugs, including those with novel formulations such as AX-IBU-01 and AX-DN-01. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement. We cannot be sure that coverage or adequate reimbursement will be available for any of our transdermal product candidates. Also, we cannot be sure that reimbursement amounts will not reduce the demand for, or the price of, our products. If reimbursement is not available or is available only to limited levels, we may not be able to commercialize certain of our products. In addition, in the United States, third-party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement of new drugs. As a result, significant uncertainty exists as to whether and how much third-party payors will reimburse patients for their use of newly approved drugs, which in turn will put pressure on the pricing of drugs.

Price controls may be imposed in foreign markets, which may adversely affect our future profitability.

In some countries, particularly member states of the European Union, the pricing of prescription drugs is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after receipt of marketing approval for a product. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various European Union member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. In some countries, we may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of our transdermal product candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be adversely affected.

The impact of recent health care reform legislation and other changes in the health care industry and in health care spending on us is currently unknown, and may adversely affect our business model.

Our revenue prospects could be affected by changes in health care spending and policy in the United States and abroad. We operate in a highly regulated industry and new laws, regulations or judicial decisions, or new interpretations of existing laws, regulations or decisions, related to health care availability, the method of delivery or payment for health care products and services could negatively impact our business, operations and financial condition.

The United States and state governments continue to propose and pass legislation designed to reduce the cost of health care. In March 2010, the U.S. Congress enacted the Patient Protection and Affordable Care Act, and the Health Care and Education Reconciliation Act which includes changes to the coverage and reimbursement of drug products under government health care programs such as:

•	increasing drug rebates under state Medicaid programs for brand name prescription drugs and extending those rebates to Medicaid managed care;

•	extending discounted rates on drug products available under the Public Health Service pharmaceutical pricing program to additional hospitals and other providers;

•	assessing a fee on manufacturers and importers of brand name prescription drugs reimbursed under certain government programs, including Medicare and Medicaid; and

•	requiring drug manufacturers to provide a 50% discount on Medicare Part D brand name prescription drugs sold to Medicare beneficiaries whose prescription drug costs cause the beneficiaries to be subject to the Medicare Part D coverage gap (i.e., the so-called “donut hole”).

It is likely that federal and state legislatures within the United States and foreign governments will continue to consider changes to existing health care legislation. We cannot predict the reform initiatives that may be adopted in the future or whether initiatives that have been adopted will be repealed or modified. The continuing efforts of the government, insurance companies, managed care organizations and other payors of health care services to contain or reduce costs of health care may adversely affect:

•	the demand for any products for which we may obtain regulatory approval;

•	our ability to set a price that we believe is fair for our products;

•	our ability to obtain coverage and reimbursement approval for a product;

•	our ability to generate revenues and achieve or maintain profitability; and

•	the level of taxes that we are required to pay.

In addition, other legislative changes have been proposed and adopted since the 2010 health care reform legislation. The Budget Control Act of 2011, as amended, or the Budget Control Act, includes provisions intended to reduce the federal deficit. The Budget Control Act resulted in the imposition of 2% reductions in Medicare payments to providers beginning in 2013. Recent legislation extends reductions through 2023. Any significant spending reductions affecting Medicare, Medicaid or other publicly funded or subsidized health programs that may be implemented, and/or any significant taxes or fees that may be imposed on us, as part of any broader deficit reduction effort or legislative replacement to the Budget Control Act, could have an adverse impact on our anticipated product revenues.

We face substantial competition, which may result in others discovering, developing or commercializing products before, or more successfully, than we do.

The development and commercialization of new drug products is highly competitive. Our future success depends on our ability to demonstrate and maintain a competitive advantage with respect to the design, development and commercialization of our transdermal product candidates. Transdermal products that we commercialize on or own or with our strategic partners may compete with existing, market-leading products.

We believe that the main competitors for AX-IBU-01 are therapies that can effectively treat the symptoms associated with osteoarthritis, or OA, with fewer AEs commonly associated with NSAIDs. These therapies include a number of topical formulations of NSAIDs (e.g., ibuprofen, diclofenac, and ketoprofen). Topical NSAIDs have been shown to provide analgesia through the same mechanism of action as oral NSAIDs, but because the activity of topical NSAIDs is effectively confined to the application site, systemic exposure—and consequently, the risk for gastrointestinal, cardiovascular, and renal toxicity—has been shown to be lower than that observed with oral NSAIDs. The current market for topical NSAIDS consists primarily of the four products: Voltaren ®, Pennsaid ®, Solaraze ® and Flector ®. If approved for the treatment of osteoarthritis, AX-IBU-01 would compete against these therapies.

One or more of our competitors may utilize their expertise in transdermal delivery of drugs to develop and obtain approval for transdermal delivery products that may compete with AX-IBU-01 and any other of our product candidates. These competitors may include smaller companies such as Endo Pharmaceuticals, Inc. and Horizon Pharma USA, Inc. and larger companies such as Pfizer Inc. and Novartis Consumer Health, Inc. If approved, our product candidates may face competition in the target commercial areas.

The availability of our competitors’ products could limit the demand, and the price we are able to charge, for any product candidates that we may develop and commercialize.

Risks related to our intellectual property

If we are unable to obtain or protect intellectual property rights related to our transdermal product candidates, we may not be able to compete effectively.

Our success depends in large part on our ability to obtain and maintain protection with respect to our licensed intellectual property and proprietary technology. Our business is substantially dependent upon the intellectual property rights that we license from BioChemics, which include patents, patent applications, trade secret protection and confidentiality agreements. We also use trade secret protection and confidentiality agreements to protect our intellectual property and our transdermal products candidates. The patent position of pharmaceutical companies is generally uncertain because it involves complex legal and factual considerations. The standards applied by the United States Patent and Trademark Office, or USPTO, and foreign patent offices in granting patents are not always applied uniformly or predictably. For example, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable in patents. The patent applications that we may own in the future, or that we in-license may fail to result in issued patents, and if they do, such patents may not cover the VALE technology and transdermal product candidates in the United States or in other countries. The patent prosecution process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. There is no assurance that all potentially relevant prior art has been found relating to our licensed patents and patent applications. We may be unaware of prior art that could be used to invalidate an issued patent or prevent our pending patent applications from issuing as patents. Even if patents do successfully issue and even if such patents cover the VALE technology and transdermal product candidates, third parties may challenge their validity, enforceability or scope, which may result in such patents being narrowed or invalidated. Furthermore, even if they are unchallenged, our licensed patents and patent applications may not adequately protect our intellectual property, provide exclusivity for our transdermal product candidates, prevent others from designing around our claims or otherwise provide us with a competitive advantage. Additionally, our confidentiality agreements and other contractual protections may not be adequate to protect our intellectual property from unauthorized disclosure, third-party infringement or misappropriation. We may not have adequate remedies in the case of a breach of any such agreements, and our trade secrets and other proprietary information could be disclosed to our competitors or others may independently develop substantially equivalent or superior proprietary information and techniques or otherwise gain access to our trade secrets or disclose such technologies. Additionally, the laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting and defending such rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biotechnology, which could make it difficult for us to stop the infringement of our licensed patents and patents that we may own in the future. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

If patent applications that we may own in the future or that we have in-licensed with respect to VALE or our transdermal product candidates fail to issue, if their breadth or strength of protection is threatened, or if they fail to provide meaningful exclusivity, it could dissuade companies from collaborating with us. We cannot offer any assurances about which, if any, patents will issue, the breadth of any such patents or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful challenge to these patents or any other patents owned by or licensed to us could deprive us of rights necessary for the successful commercialization of any transdermal product candidate that we may develop. Since patent applications in the United States and most other countries are confidential for a period of time after filing, and some remain so until issued, we cannot be certain that we were the first to file any patent application related to a transdermal product candidate. Furthermore, if third parties have filed such patent applications, an interference proceeding in the United States can be initiated by the USPTO or a third-party to determine who was the first to invent any of the subject matter covered by the patent claims of our applications. In addition, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after it is filed. Various extensions may be available; however, the life of a patent and the protection it affords is limited. If we encounter delays in obtaining regulatory approvals, the period of time during which we could market a transdermal product under patent protection could be reduced. Even if patents covering our transdermal product candidates are obtained, once the patent life has expired for a product, we may be open to competition from similar or generic products. The launch of a generic version of one of our products in particular would be likely to result in an immediate and substantial reduction in the demand for our product, which could have a material adverse effect on our business.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art, may affect patent litigation and switch the U.S. patent system from a “first-to-invent” system to a “first-to-file” system. The USPTO recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first-to-file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. The Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition.

Any loss of patent protection could have a material adverse impact on our business. We may be unable to prevent competitors from entering the market with a product that is similar to or the same as our transdermal products.

We may become involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our patents or misappropriate or otherwise violate our intellectual property rights. To counter infringement or unauthorized use, litigation may be necessary to enforce or defend our intellectual property rights, to protect our trade secrets and/or to determine the validity and scope of our own intellectual property rights or the proprietary rights of others. Such litigation can be expensive and time consuming, and any such claims could provoke defendants to assert counterclaims against us, including claims alleging that we infringe their patents or other intellectual property rights. Many of our current and potential competitors have the ability to dedicate substantially greater resources to litigate intellectual property rights than we can.

Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. Litigation could result in substantial costs and diversion of management attention and resources, which could harm our business and financial results. In addition, in an infringement proceeding, a court may decide that a patent owned by or licensed to us is invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated, held unenforceable or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

Third-party claims of intellectual property infringement or misappropriation may prevent or delay our development and commercialization efforts.

Our commercial success depends in part on us not infringing the patents and proprietary rights of third parties. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the pharmaceutical industries, including patent infringement lawsuits, interferences, inter partes reexamination proceedings, and oppositions before the USPTO and corresponding foreign patent offices. Numerous U.S. and foreign issued patents and pending patent applications owned by third parties exist in the fields in which we are developing and may develop our transdermal product candidates. As the pharmaceutical industries expand and more patents are issued, the risk increases that our transdermal product candidates may be subject to claims of infringement of the patent rights of third parties.

Third parties may assert that we, our customers, licensees or parties indemnified by us are employing their proprietary technology without authorization or have infringed upon, misappropriated or otherwise violated their intellectual property or other rights. For example, we may be subject to claims that we are infringing the patent, trademark or copyright rights of third parties, or that our employees have misappropriated or divulged their former employers’ trade secrets or confidential information. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our transdermal product candidates, that we failed to identify. For example, applications filed before November 29, 2000 and certain applications filed after that date that will not be filed outside the United States remain confidential until issued as patents. Except for the preceding exceptions, patent applications in the United States and elsewhere are generally published only after a waiting period of approximately 18 months after the earliest filing, and sometimes not at all. Therefore, licensed patent applications covering our VALE technology or our licensed transdermal product candidates could have been filed by others without our knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our platform technologies, our transdermal product candidates or the use or manufacture of our transdermal product candidates.

If any third-party patents were held by a court of competent jurisdiction to cover aspects of our product candidates, including the materials, formulations, methods of manufacture, methods of analysis, and/or methods for treatment, the holders of any such patents would be able to block our ability to develop and commercialize the applicable product candidate until such patent expired or unless we obtain a license. Such licenses may not be available on acceptable terms, if at all. Even if we were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations, if, as a result of actual or threatened patent infringement claims, we are unable to enter into licenses on acceptable terms.

Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our transdermal product candidates. Defending against claims of patent infringement or misappropriation of trade secrets could be costly and time consuming, regardless of the outcome. Thus, even if we were to ultimately prevail, or to settle at an early stage, such litigation could burden us with substantial unanticipated costs. In addition, litigation or threatened litigation could result in significant demands on the time and attention of our management team, distracting them from the pursuit of other company business. In the event of a successful claim of infringement against us, in addition to potential injunctive relief, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing products or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.

We may face a claim of misappropriation if a third party believes that we inappropriately obtained and used trade secrets of such third party. If we are found to have misappropriated a third party’s trade secrets, we may be prevented from further using such trade secrets, limiting our ability to develop our transdermal product candidates, and we may be required to pay damages.

During the course of any patent or other intellectual property litigation, there could be public announcements of the results of hearings, rulings on motions, and other interim proceedings in the litigation. If securities analysts or investors regard these announcements as negative, the perceived value of our transdermal products, programs, or intellectual property could be diminished. Accordingly, the market price of our common stock may decline.

We license all of our intellectual property from BioChemics under an agreement that imposes ongoing obligations on us, and, if we fail to comply with our obligations under this agreement or other agreements to which we are a party, we could lose such intellectual property rights or owe damages to the licensor of such intellectual property.

We license the intellectual property related to the VALE transdermal technology from BioChemics pursuant to a License Agreement and we may enter into additional license agreements in the future. See “Business—Intellectual property” for a description of our agreement with BioChemics.

Our existing License Agreement to which we are party imposes, and we expect that future license agreements will impose, various diligence and other obligations on us. If there is any conflict, dispute, disagreement or issue of non-performance between us and the other party to any of these agreements regarding our rights or obligations under the applicable agreement, including any such conflict, dispute or disagreement arising from our failure to satisfy payment obligations under any such agreement, we may owe damages, or the other party may have a right to terminate the affected license or, in which case we would be unable to utilize the affected intellectual property in our development efforts, and our ability to enter into collaboration or marketing agreements for an affected transdermal product candidate would be adversely affected.

Confidentiality agreements with employees and third parties may not prevent unauthorized disclosure of trade secrets and other proprietary information.

In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes for which patents are difficult to enforce and any other elements of our platform technology and discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, and outside scientific advisors, contractors and collaborators. Although we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors, or outside scientific advisors might intentionally or inadvertently disclose our trade secret information to competitors. In addition, competitors may otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques.

Enforcing a claim that a third party illegally obtained and is using any of our trade secrets is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States sometimes are less willing than U.S. courts to protect trade secrets. Misappropriation or unauthorized disclosure of our trade secrets could impair our competitive position and may have a material adverse effect on our business.

Risks related to our business and industry

If we fail to attract and keep senior management and key scientific personnel, we may be unable to successfully develop our transdermal products, conduct our clinical trials and commercialize our transdermal product candidates.

We are highly dependent on members of our senior management, including Patrick T. Mooney, M.D., our Chief Executive Officer and David Staskin, M.D., our President and Secretary. The loss of the services of any of these persons could impede the achievement of our research, development and commercialization objectives. Also, each of these persons may terminate their employment with us at any time. We do not maintain “key person” insurance for any of our executives or other employees.

Recruiting and retaining qualified scientific, clinical, manufacturing, sales and marketing personnel will also be critical to our success. We may not be able to attract and retain these personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors, including our scientific co-founders, may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

We may encounter difficulties in managing our growth and expanding our operations successfully.

As we seek to advance our transdermal product candidates through clinical trials and commercialization, we will need to expand our development, regulatory, manufacturing, marketing and sales capabilities or contract with third parties to provide these capabilities for us. As our operations expand, we expect that we will need to manage additional relationships with various strategic partners, suppliers and other third parties. Future growth will impose significant added responsibilities on members of management. Our future financial performance and our ability to commercialize our transdermal product candidates and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must be able to manage our development efforts and clinical trials effectively and hire, train and integrate additional management, administrative and, if necessary, sales and marketing personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to accomplish these tasks, and our failure to accomplish any of them could prevent us from successfully growing our company or disrupt our operations.

Our relationships with health care professionals, institutional providers, principal investigators, consultants, customers (actual and potential) and third-party payors are, and will continue to be, subject, directly and indirectly, to federal and state health care fraud and abuse, false claims, marketing expenditure tracking and disclosure, government price reporting, and health information privacy and security laws. If we are unable to comply, or have not fully complied, with such laws, we could face penalties, including, without limitation, civil, criminal, and administrative penalties, damages, monetary fines, disgorgement, possible exclusion from participation in Medicare, Medicaid and other federal health care programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment or restructuring of our operations.

Our business operations and activities may be directly or indirectly subject to various federal and state fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act. If we obtain FDA approval for any of our transdermal product candidates and begin commercializing those products in the United States, our potential exposure under such laws will increase significantly, and our costs associated with compliance with such laws are also likely to increase. These laws may effect, among other things, our current activities with principal investigators and research subjects, as well as proposed and future sales, marketing and education programs. In addition, we may be subject to patient privacy regulation by the federal government and state governments in which we conduct our business. The laws that may affect our ability to operate include, but are not limited to:

•	the federal Anti-Kickback Statute, which prohibits, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under a federal health care program, such as the Medicare and Medicaid programs;

•	federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid, or other third-party payors that are false or fraudulent or knowingly making a false statement to improperly avoid, decrease or conceal an obligation to pay money to the federal government;

•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any health care benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any health care benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing, or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, health care benefits, items or services relating to health care matters;

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 and their respective implementing regulations, which impose requirements on certain covered health care providers, health plans, and health care clearinghouses as well as their respective business associates that perform services for them that involve the use, or disclosure of, individually identifiable health information, relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization;

•	the federal physician self-referral law, commonly known as the Stark Law, which prohibits a physician from making a referral to an entity for certain designated health services reimbursed by Medicare or Medicaid if the physician or a member of the physician’s family has a financial relationship with the entity, and which also prohibits the submission of any claims for reimbursement for designated health services furnished pursuant to a prohibited referral;

•	the federal Physician Payments Sunshine Act, created under Section 6002 of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, collectively, or the ACA, and its implementing regulations requires manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the United States Department of Health and Human Services information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members, with data collection required beginning August 1, 2013 and reporting to the Centers for Medicare & Medicaid Services required by March 31, 2014 and by the 90th day of each subsequent calendar year;

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

•

federal government price reporting laws, changed by the ACA to, among other things, increase the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program and offer such rebates to additional populations, that require us to calculate and report complex pricing metrics to government programs, where such reported prices may be used in the calculation of reimbursement and/or discounts on our marketed drugs (participation in these programs and compliance with the applicable requirements may subject us to potentially significant discounts on our products, increased infrastructure costs, and potentially limit our ability to offer certain marketplace discounts);

•	the Foreign Corrupt Practices Act, a United States law which regulates certain financial relationships with foreign government officials (which could include, for example, certain medical professionals); and

•	state law equivalents of each of the above federal laws, such as anti-kickback, false claims, consumer protection and unfair competition laws which may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements as well as submitting claims involving health care items or services reimbursed by any third-party payor, including commercial insurers; state laws that require biotech companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government that otherwise restricts payments that may be made to health care providers; state laws that require drug manufacturers to file reports with states regarding marketing information, such as the tracking and reporting of gifts, compensation and other remuneration and items of value provided to health care professionals and entities (compliance with such requirements may require investment in infrastructure to ensure that tracking is performed properly, and some of these laws result in the public disclosure of various types of payments and relationships, which could potentially have a negative effect on our business and/or increase enforcement scrutiny of our activities); and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways, with differing effects.

In addition, the regulatory approval and commercialization of any of our product candidates outside the United States will also likely subject us to foreign equivalents of the health care laws mentioned above, among other foreign laws.

The ACA, among other things, amended the intent standard of the federal Anti-Kickback Statute and criminal health care fraud statutes to a stricter standard such that a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. In addition, the ACA codified case law that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act.

Efforts to ensure that our business arrangements will comply with applicable health care laws may involve substantial costs. It is possible that governmental and enforcement authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other health care laws and regulations. If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including, without limitation, civil, criminal, and administrative penalties, damages, monetary fines, disgorgement, possible exclusion from participation in Medicare, Medicaid and other federal health care programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment or restructuring of our operations.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with FDA regulations, to provide accurate information to the FDA, to comply with manufacturing standards we have established, to comply with federal and state health care fraud and abuse laws and regulations, to report financial information or data accurately or to disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the health care industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, disgorgement, possible exclusion from participation in Medicare, Medicaid and other federal health care programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our transdermal products.

We face an inherent risk of product liability as a result of the clinical testing of our transdermal product candidates and will face an even greater risk if we commercialize any products. For example, we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability, and a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our transdermal product candidates. Even a successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	injury to our reputation;

•	decreased demand for our product candidates or products that we may develop;

•	withdrawal of clinical trial participants;

•	costs to defend the related litigations;

•	a diversion of management’s time and our resources;

•	substantial monetary awards to trial participants or patients;

•	product recalls, withdrawals, or labeling, marketing or promotional restrictions;

•	loss of revenue;

•	the inability to commercialize our transdermal product candidates; and

•	a decline in our stock price.

Failure to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products we develop. Although we plan to obtain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Insurance policies also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. If we are unable to obtain or maintain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product liability claims, it could prevent or inhibit the development and commercial production and sale of our product candidates, which could adversely affect our business, financial condition, results of operations and prospects.

We and our third-party manufacturers must comply with environmental, health and safety laws and regulations, and failure to comply with these laws and regulations could expose us to significant costs or liabilities.

We and our third-party manufacturers are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the use, generation, manufacture, distribution, storage, handling, treatment, remediation and disposal of hazardous materials and wastes. Hazardous chemicals, including flammable and biological materials, are involved in certain aspects of our business, and we cannot eliminate the risk of injury or contamination from the use, generation, manufacture, distribution, storage, handling, treatment or disposal of hazardous materials and wastes. In the event of contamination or injury, or failure to comply with environmental, health and safety laws and regulations, we could be held liable for any resulting damages and any such liability could exceed our assets and resources. We could also incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations. We are uninsured for third-party injury from contamination.

Environmental, health and safety laws and regulations are becoming increasingly more stringent. We may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Our failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Further, with respect to the operations of our third-party manufacturers, it is possible that if they fail to operate in compliance with applicable environmental, health and safety laws and regulations or properly dispose of wastes associated with our products, we could be held liable for any resulting damages, suffer reputational harm or experience a disruption in the manufacture and supply of our product candidates or products.

Risks related to our common stock and this offering

We are eligible to be treated as an “emerging growth company,” as defined in the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including (1) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (2) reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and (3) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, as an emerging growth company, we are only required to provide two years of audited financial statements and two years of selected financial data in this prospectus.

We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our common stock held by non-affiliates exceeds $700.0 million before that time or if we have total annual gross revenue of $1.0 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31 or, if we issue more than $1.0 billion in non-convertible debt during any three-year period before that time, we would cease to be an emerging growth company immediately. Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We do not know whether a market will develop for our common stock or what the market price of our common stock will be and, as a result, it may be difficult for you to sell your shares of our common stock.

Before this offering, there was no public trading market for our common stock. If a market for our common stock does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at an attractive price, or at all. Further, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic partnerships or acquire companies or products by using our shares of common stock as consideration. We cannot predict the prices at which our common stock will trade. It is possible that in one or more future periods our results of operations may be below the expectations of public market analysts and investors and, as a result of these and other factors, the price of our common stock may fall.

The market price of our common stock may be highly volatile, and you may not be able to resell your shares at or above the initial public offering price.

The initial public offering price for our shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The market price of shares of our common stock could be subject to wide fluctuations in response to many risk factors listed in this “Risk factors” section, and others beyond our control, including:

•	results and timing of clinical trials of our transdermal product candidates, including AX-IBU-01 and AX-DN-01;

•	results of clinical trials of our competitors’ products;

•	failure to adequately protect our trade secrets;

•	our inability to raise additional capital and the terms on which we raise it;

•	commencement or termination of any licensing arrangement, including but not limited to our licensing arrangements with BioChemics;

•	regulatory actions with respect to our products or our competitors’ products;

•	actual or anticipated fluctuations in our financial condition and operating results;

•	publication of research reports by securities analysts about us or our competitors or our industry;

•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

•	additions and departures of key personnel;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	the passage of legislation or other regulatory developments affecting us or our industry;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	sales of our common stock by us, our insiders or our other stockholders;

•	speculation in the press or investment community;

•	announcement or expectation of additional financing efforts;

•	changes in accounting principles;

•	terrorist acts, acts of war or periods of widespread civil unrest;

•	natural disasters and other calamities;

•	changes in market conditions for biopharmaceutical stocks; and

•	changes in general market and economic conditions.

In addition, the stock market has frequently experienced significant volatility with respect to pharmaceutical, biotechnology and other life sciences company stocks. This volatility often does not relate to the operating performance of the companies represented by the stock. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price. As we operate in a single industry, we are especially vulnerable to these factors to the extent that they affect our industry or our products, or to a lesser extent our markets. In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

Our principal stockholder owns substantially all of our stock and, after this offering, will be able to exercise significant influence over matters subject to stockholder approval.

As of August     , 2015, our principal stockholder, the Trust, owned 100% of our common stock, and we expect that upon completion of this offering, it will continue to beneficially hold at least a majority of our outstanding common stock. Accordingly, even after this offering, the Trust will be able to exert a significant degree of influence over our management and affairs and over matters requiring stockholder approval, including the election of our board of directors and approval of significant corporate transactions. This concentration of ownership could have the effect of entrenching our management and/or board of directors, delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could have a material and adverse effect on the fair market value of our common stock.

A significant portion of our total outstanding shares may be sold into the public market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time after the expiration of the lock-up agreements described in the “Underwriting” section of this prospectus. These sales, or the market perception that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have                 shares of common stock outstanding. This includes the                 shares that we are selling in this offering, which may be resold in the public market immediately. The remaining                 shares will be able to be sold 180 days after the date of this prospectus, due to lock-up agreements between the holders of these shares and the underwriters. However, Alexander Capital, L.P., on behalf of the underwriters, can waive the provisions of these lock-up agreements by prior written consent and allow these stockholders to sell their shares at any time. In addition, the Trust, our largest stockholder, may decide to sell a significant number of its shares in Alterix to make disgorgement and penalty payments for the benefit of certain stockholders of BioChemics pursuant to the BioChemics SEC Enforcement Action. If it sells such shares in the public market it is likely that such sale, or sales, would reduce the price of our common stock.

In addition, as of August     , 2015, there were 2,000,000 shares subject to outstanding warrants that will become eligible for sale in the public market, the lock-up agreements and Rule 144 under the Securities Act. We also intend to register all shares of common stock that we may issue under our 2015 Equity Plan. Once we register these shares and they are issued in accordance with the terms of the plans, they can be freely sold in the public market upon issuance, subject to the lock-up agreements and the restrictions imposed on our affiliates under Rule 144. For more information, see “Shares eligible for future sale—Rule 144.”

You will incur immediate and substantial dilution as a result of this offering.

If you purchase common stock in this offering, assuming a public offering price of $            , the midpoint of the range set forth on the cover of this prospectus, you will incur immediate and substantial dilution of $         per share, representing the difference between the assumed initial public offering price of $         per share and our pro forma net tangible book value per share after giving effect to this offering. Moreover, we issued warrants in the past to acquire common stock at prices significantly below the assumed initial public offering price. As of August     , 2015, there were 2,000,000 shares subject to outstanding warrants. To the extent that these outstanding options are ultimately exercised, you will incur further dilution. As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation. For more information on the dilution you may suffer as a result of investing in this offering, see “Dilution.”

We have broad discretion in the use of net proceeds from this offering and may not use them effectively.

We currently intend to use the net proceeds from this offering to fund the continued development of AX-IBU-01 and AX-DN-01, including our contemplated pivotal Phase 2B/3 clinical trial of AX-IBU-01, to manufacture clinical supplies of AX-IBU-01 and AX-DN-01 and to fund other early stage pipeline development programs, as described in “Use of proceeds.” Any remaining amounts will be used for working capital and general corporate purposes, including funding the costs of operating as a public company, general and administrative expenses, capital expenditures and prosecution and maintenance of our intellectual property. Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of net proceeds will vary depending on numerous factors, including our ability to obtain additional financing, the relative success and cost of our research, preclinical and clinical development programs. As a result, management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds of this offering. In addition, we might decide to postpone or not pursue other clinical trials or preclinical activities if the net proceeds from this offering and the other sources of cash are less than expected.

We will incur increased costs as a result of being a public company, and our management will be required to devote substantial time to public company compliance programs.

As a public company, we will incur significant additional legal, insurance, accounting and other expenses that we did not incur as a private company. In addition, our administrative staff will be required to perform additional tasks. For example, in anticipation of becoming a public company, we will need to adopt additional internal controls and disclosure controls and procedures, retain a transfer agent, adopt an insider trading policy and bear all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment will result in increased general and administrative expenses and may divert management’s time and attention from product development activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. In connection with this offering, we are increasing our directors’ and officers’ insurance coverage, which will increase our insurance cost. In the future, it will be more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

In addition, in order to comply with the requirements of being a public company, we may need to undertake various actions, including implementing new internal controls and procedures and hiring new accounting or internal audit staff. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in reports under the Securities Exchange Act of 1934 as amended, or the Exchange Act, is accumulated and communicated to our principal executive and financial officers. Any failure to develop or maintain effective controls could adversely affect the results of periodic management evaluations. In the event that we are not able to demonstrate compliance with the Sarbanes-Oxley Act, that our internal control over financial reporting is perceived as inadequate, or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and the price of our ordinary shares could decline. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the NASDAQ Global Market.

We are not currently required to comply with the SEC’s rules that implement Section 404 of the Sarbanes-Oxley Act, and are therefore not yet required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with certain of these rules, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report. This assessment will need to include the disclosure of any material weaknesses in our internal control over financial reporting identified by our management or our independent registered public accounting firm. We are just beginning the costly and challenging process of implementing the system and processing documentation needed to comply with such requirements. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion.

Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until the later of our second annual report or the first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company” as defined in the JOBS Act. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal controls in the future.

We do not expect to pay any cash dividends for the foreseeable future.

You should not rely on an investment in our common stock to provide dividend income. We do not anticipate that we will pay any cash dividends to holders of our common stock in the foreseeable future. Instead, we plan to retain any earnings to maintain and expand our operations. In addition, any future debt financing arrangement may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our common stock.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. In addition, if our operating results fail to meet the forecast of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

The NASDAQ Global Market may not list our securities, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

We anticipate that our securities will be listed on The NASDAQ Global Market, a national securities exchange, upon consummation of this offering. Although, after giving effect to this offering, we expect to meet, on a pro forma, as adjusted basis, NASDAQ’s minimum initial listing standards, which generally mandate that we meet certain requirements relating to stockholders’ equity, market capitalization, aggregate market value of publicly held shares and distribution requirements, we cannot assure you that we will be able to meet those initial listing requirements. If The NASDAQ Global Market does not list our securities for trading on its exchange, we could face significant material adverse consequences, including:

•	a limited availability of market quotations for our securities;

•	reduced liquidity with respect to our securities;

•	a determination that our shares of common stock are “penny stock” which will require brokers trading in our shares of common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our shares of common stock;

•	a limited amount of news and analyst coverage for our company; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Assuming our common stock will be listed on The NASDAQ Global Market, our common stock will be covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on The NASDAQ Global Market, our common stock would not be covered securities and we would be subject to regulation in each state in which we offer our securities.

Our failure to meet the continued listing requirements of NASDAQ Global Market could result in a de-listing of our common stock.

If after listing we fail to satisfy the continued listing requirements of NASDAQ Global Market, such as the corporate governance requirements or the minimum closing bid price requirement, NASDAQ may take steps to de-list our common stock. Such a de-listing would likely have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a de-listing, we would take actions to restore our compliance with NASDAQ’s listing requirements, but we can provide no assurance that any such action taken by us would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the NASDAQ minimum bid price requirement or prevent future non-compliance with NASDAQ’s listing requirements.

If our shares become subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not obtain or retain a listing on The NASDAQ Global Market and if the price of our common stock is less than $5.00, our common stock will be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our common stock, and therefore stockholders may have difficulty selling their shares.

Provisions in our corporate charter documents and under Delaware law could make an acquisition of our company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective upon the closing of this offering, may discourage, delay or prevent a merger, acquisition or other change in control of our company that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions provide that:

•	the authorized number of directors can be changed only by resolution of our board of directors;

•	our bylaws may be amended or repealed by our board of directors or our stockholders;

•	stockholders may not call special meetings of the stockholders or fill vacancies on the board of directors;

•	our board of directors is authorized to issue, without stockholder approval, preferred stock, the rights of which will be determined at the discretion of the board of directors and that, if issued, could operate as a “poison pill” to dilute the stock ownership of a potential hostile acquirer to prevent an acquisition that our board of directors does not approve;

•	our stockholders do not have cumulative voting rights, and therefore our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors; and

•	our stockholders must comply with advance notice provisions to bring business before or nominate directors for election at a stockholder meeting.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, or DGCL, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful stockholder claims against us and may reduce the amount of money available to us.

As permitted by Section 102(b)(7) of the DGCL, our restated certificate of incorporation to be in effect upon the completion of this offering will limit the liability of our directors to the fullest extent permitted by law. In addition, as permitted by Section 145 of the DGCL, our restated certificate of incorporation and restated bylaws to be in effect upon the completion of this offering will provide that we shall indemnify, to the fullest extent authorized by the DGCL, each person who is involved in any litigation or other proceeding because such person is or was a director or officer of our company or is or was serving as an officer or director of another entity at our request, against all expense, loss or liability reasonably incurred or suffered in connection therewith. Our restated certificate of incorporation to be in effect upon the completion of this offering will provide that the right to indemnification includes the right to be paid expenses incurred in defending any proceeding in advance of its final disposition, provided, however, that such advance payment will only be made upon delivery to us of an undertaking, by or on behalf of the director or officer, to repay all amounts so advanced if it is ultimately determined that such director is not entitled to indemnification. If we do not pay a proper claim for indemnification in full within 60 days after we receive a written claim for such indemnification, except in the case of a claim for an advancement of expenses, in which case such period is 20 days, our restated certificate of incorporation and our restated bylaws authorize the claimant to bring an action against us and prescribe what constitutes a defense to such action.

Section 145 of the DGCL permits a corporation to indemnify any director or officer of the corporation against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that such person is or was a director or officer of the corporation, if such person acted in good faith and in a manner that he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reason to believe his or her conduct was unlawful. In a derivative action, (i.e., one brought by or on behalf of the corporation), indemnification may be provided only for expenses actually and reasonably incurred by any director or officer in connection with the defense or settlement of such an action or suit if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be provided if such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine that the defendant is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability despite such adjudication of liability.

The rights conferred in the restated certificate of incorporation and the restated bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons. We have entered into or plan to enter into indemnification agreements with each of our officers and directors, the form of which is attached as an exhibit to the registration statement of which this prospectus is a part.

The above limitations on liability and our indemnification obligations limit the personal liability of our directors and officers for monetary damages for breach of their fiduciary duty as directors by shifting the burden of such losses and expenses to us. Although we plan to increase the coverage under our directors’ and officers’ liability insurance, certain liabilities or expenses covered by our indemnification obligations may not be covered by such insurance or the coverage limitation amounts may be exceeded. As a result, we may need to use a significant amount of our funds to satisfy our indemnification obligations, which could severely harm our business and financial condition and limit the funds available to stockholders who may choose to bring a claim against our company.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, our clinical results and other future conditions. The words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue” or the negative of these terms or other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

The forward-looking statements in this prospectus include, among other things, statements about:

•	the timing of results of our contemplated clinical trials;

•	our plan is to continue development and gain regulatory approval for and commercialization of AX-IBU-01 and other products under development, including further development of AX-DN-01;

•	the potential benefits of strategic partnership agreements and our ability to enter into selective strategic partnership arrangements;

•	the rate and degree of market acceptance and clinical utility of any approved drug candidate;

•	our ability to quickly and efficiently develop drug candidates;

•	our commercialization, marketing and manufacturing capabilities and strategy;

•	our intellectual property position, including with respect to our trade secrets; and

•	our estimates regarding expenses, future revenues, capital requirements, the sufficiency of our current and expected cash resources and our need for additional financing.

We may not achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk factors” section, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, although we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of             shares of common stock in this offering will be approximately $            million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and assuming an initial public offering price of $            per share, the mid-point of the price range set forth on the cover page of this prospectus. If the over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $            million. A $1.00 increase (decrease) in the assumed initial public offering price per share of $            , the mid-point of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $            million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to support our operations, to create a public market for our common stock and to facilitate our future access to the public equity markets. We intend to use the net proceeds from this offering as follows:

•	approximately $ million to fund the continued development of AX-IBU-01, including our contemplated pivotal Phase 2B/3 clinical trial;

•	approximately $ million to manufacture clinical supplies of AX-IBU-01;

•	approximately $ million to fund other pipeline development programs; and

•	the remainder for working capital and other general corporate purposes, including funding the costs of operating as a public company.

The amount and timing of are actual expenditures will depend upon numerous factors, including the status and results of our AX-IBU-01 trials and research and development efforts. Furthermore, we anticipate that we will need to secure additional funding for the further development of AX-IBU-01 and for the development of our other product candidates.

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of net proceeds will vary depending on numerous factors, including our ability to obtain additional financing, the relative success and cost of our research, preclinical and clinical development programs. As a result, management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds of this offering. In addition, we might decide to postpone or not pursue other clinical trials or preclinical activities if the net proceeds from this offering and the other sources of cash are less than expected.

Pending their use, we plan to invest the net proceeds from this offering in a variety of capital preservation instruments, including short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. In addition, future debt financing arrangements may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. Any future determination to declare and pay dividends will be made at the discretion of our board of directors and will depend on then-existing conditions, including our results of operations, financial condition, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. See “Risk Factors—Risks Relating to Our Common Stock and this Offering—We do not expect to pay any cash dividends for the foreseeable future.”

CAPITALIZATION

The following table sets forth our cash and capitalization as of March 31, 2015:

•	on an actual basis;

•	on a pro forma basis to give effect to (1) the amendment of our certificate of incorporation to increase our authorized shares of common stock to 60,000,000, (2) the issuance of 1,384,616 shares of Common Stock to the Company’s Chief Executive Officer, which will occur prior to the closing of this offering, (3) the payment of a cash bonus to the Company’s Chief Executive Officer in the amount of $ within 180 days of the closing of this offering and (4) the filing of our restated certificate of incorporation upon the closing of this offering; and

•	on a pro forma as adjusted basis to give effect to the sale of shares of our common stock offered in this offering at an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of the offering determined at pricing. You should read this information together with our audited financial statements and related notes appearing elsewhere in this prospectus and the information set forth under the heading “Selected financial data” and “Management’s discussion and analysis of financial condition and results of operations.”

	As of March 31, 2015
(in thousands)	Actual	Pro Forma			Pro Forma as adjusted(1)
Cash	$—	$			$
Preferred stock, par value $[ ] per share; no shares authorized, issued or outstanding, actual; [ ] shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted
Common stock, par value $0.001 per share, 50,000,000 shares authorized, issued and outstanding, actual; [ ] shares authorized and 51,384,616 shares issued and outstanding, pro forma; and [ ] shares authorized and [ ] shares issued and outstanding pro forma as adjusted	50
Additional paid-in capital	(50)
Accumulated deficit	(5,976)		(	)		(	)
Total stockholder’s deficiency	(5,976)

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) each of pro forma as adjusted cash, additional paid-in capital and stockholders’ equity by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) each of pro forma as adjusted cash, additional paid-in capital and stockholders’ equity by approximately $ million, assuming the assumed initial public offering price per share, as set forth on the cover page of this prospectus, remains the same.

The number of shares in the table above does not include:

•	shares of our common stock reserved for future issuance under our 2015 Equity Plan, which will become effective on the day prior to the public trading date of our common stock;

•	2,000,000 shares of common stock issuable upon exercise of warrants outstanding as of March 31, 2015, at an exercise price of $5.00 per share;

•	any shares of common stock issuable upon exercise of the underwriter’s over-allotment option; and

•	any shares of common stock that will underlie the Representative’s warrants.

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

As of March 31, 2015, we had a historical net tangible book value of $(            ), or $(            ) per share of common stock. Historical net tangible book value per share is equal to our total tangible assets, less total liabilities divided by the number of outstanding shares of our common stock.

As of March 31, 2015, the pro forma net tangible book value of our common stock was $            , or $            per share of common stock, prior to the completion of this offering. After giving further effect to the sale of             shares of common stock in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover of this prospectus, our pro forma as adjusted net tangible book value as of March 31, 2015 would have been approximately $            , or approximately $            per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $            per share to our existing stockholders and an immediate dilution of $            per share to investors participating in this offering.

The following table illustrates this per share dilution:

Assumed initial public offering price per share	$
Historical net tangible book value per share as of March 31, 2015
Increase attributable to the issuance and sale reclassification of warrants to purchase common stock

Pro forma net tangible book value per share after this offering:

Dilution per share to new investors-

Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) our pro forma as adjusted net tangible book value by approximately $            million, the pro forma as adjusted net tangible book value per share by approximately $             per share and the dilution to investors purchasing shares in this offering by approximately $            per share, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option to purchase additional shares in full, pro forma as adjusted net tangible book value as of December 31, 2014 will increase to $            million, or $            per share, representing an increase in pro forma net tangible book value to existing stockholders of $            per share, and there will be an immediate dilution of $            per share to new investors.

The following table summarizes, on a pro forma as adjusted basis as of March 31, 2015, the differences between the number of shares of common stock purchased from us, the total consideration and the average price per share paid by existing stockholders and by investors participating in this offering, after deducting underwriting

discounts and commissions and estimated offering expenses, at an assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover of this prospectus.

	Shared Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing Stockholders			%	$		%	$
New investors

Total		100%			100%

The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of March 31, 2015 and excludes the following:

•	shares of our common stock reserved for future issuance under our 2015 Equity Plan, which will become effective on the day prior to the public trading date of our common stock;

•	2,000,000 shares of common stock issuable upon exercise of outstanding warrants as of December 31, 2014 at an exercise price of $5.00 per share;

•	any shares of common stock issuable upon exercise of the underwriter’s over-allotment option; and

•	any shares of common stock that will underlie the Representative’s warrants.

To the extent any of the outstanding warrants is exercised, there will be further dilution to new investors. If all of such outstanding warrants had been exercised as of March 31, 2015, the pro forma as adjusted net tangible book value per share after this offering would be $            , and total dilution per share to new investors would be $            .

If the underwriters exercise their over-allotment option to purchase additional shares in full the following will occur:

•	the percentage of shares of our common stock held by existing stockholders will decrease to approximately % of the total number of shares of our common stock outstanding after this offering; and

•	the number of shares of our common stock held by new investors will increase to , or to approximately % of the total number of shares of our common stock outstanding after this offering.

Furthermore, due to market conditions or strategic considerations, we may choose to raise additional capital through the sale of equity or convertible debt securities, even if we believe we have sufficient funds for our current or future operating plans. New investors will experience further dilution if any of our outstanding options or warrants is exercised, new options are issued and exercised under our equity incentive plans, or we issue additional shares of common stock, other equity securities or convertible debt securities in the future. See “Risk Factors—You will incur immediate and substantial dilution as a result of this offering.”

SELECTED FINANCIAL DATA

The information set forth below should be read in conjunction with the “Management’s discussion and analysis of financial condition and results of operations” section of this prospectus and with our financial statements and notes thereto included elsewhere in this prospectus.

The selected statements of operations data for the three months ended March 31, 2015 and 2014 and for the years ended December 31, 2014 and 2013 and the balance sheets as of December 31, 2014 and 2013 have been derived from our audited financial statements included elsewhere in this prospectus. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

	For the years ended December 31,		For the three months ended March 31,
(in thousands, except share and per share data)	2014	2013	2015	2014
Statements of operations data:
Revenues	$—	$—	$—	$—

Operating expenses:
Research and development	294	620	26	125
Research and development—Patents	80	76	9	44
Business legal and consulting	623	—	227	90
General and administrative	164	350	121	81
Consulting services	830	820	207	205

Total operating expenses	$1,991	$1,866	$590	$545
Other expense
Change in fair value of derivative liabilities	10	—	(17)	(37)
Net Loss	$(2,001)	$(1,866)	(573)	(508)
Net Loss per Share; Basic and Diluted	$(0.04)	$(0.04)	(0.01)	(0.01)

Weighted-Average Number of Shares used Per Common Share Calculations:
Basic and Diluted	50,000,000	50,000,000	50,000,000	50,000,000

	March 31, 2015	December 31, 2014
Cash	$—	$—
Total assets	338	115
Total liabilities	6,314	5,518
Common stock	50	50
Additional paid-in capital	(50)	(50)
Accumulated deficit	(5,976)	(5,403)
Total stockholder’s deficiency	(5,976)	(5,403)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with “Selected Financial Data” and our financial statements and the related notes appearing elsewhere in this prospectus. In additional to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus. All amounts in this report are in U.S. dollars, unless otherwise noted.

Overview

Alterix is a specialty pharmaceutical company developing transdermal product candidates for treating pain resulting from musculoskeletal disorders and peripheral neuropathy. Alterix has an exclusive world-wide license from BioChemics for transdermal formulations which utilize the VALE (vasoactive lipid encapsulated) transdermal drug delivery system for non-dermal pain, and to patents, patent applications, and know how related to the transdermal drug delivery system. The goal of the company is to apply this patented and exclusively licensed transdermal technology to provide rapid, safe and effective absorption of drugs for pain relief—through the skin—to the target tissues.

VALE transdermal technology employs a transdermal delivery system that combines vasodilators, permeation enhancers, and active ingredients. Transdermal delivery has the potential to provide increased concentrations of the specified drug to target tissues, and avoid some of the acknowledged limitations of oral formulations including absorption, gastric issues, drug distribution, high serum concentrations and/or first-pass hepatic metabolism. VALE technology also provides the potential to effectively transport molecules that were previously difficult to deliver transdermally. In addition, transdermal delivery, depending on the specific molecule, may result in increased safety, efficacy and/or convenience. The potential for mitigated development risk exists if the drugs that are selected for development are eligible for the 505(b)(2) regulatory-development pathway, translating into decreased regulatory costs and time to market.

The Company is dedicated to completing the development of two products in particular, as well as continuing work on a number of additional products in the pipeline. The two products are transdermal ibuprofen for moderate to severe osteoarthritis and transdermal benfotiamine for painful diabetic neuropathy. We are also conducting carefully focused continued research and development of other transdermal products for pain. We may develop products internally or may enter into co-development and co-commercialization of branded products, generic products, or new molecules in the therapeutic area of pain. A Phase 2 study utilizing transdermal ibuprofen for the treatment of pain associated with moderate to severe osteoarthritis was conducted in Switzerland in 2011. A human proof of concept study with respect to vasodilation for diabetic neuropathy was conducted in the United States in 2002 and an animal proof of delivery study for transdermal benfotiamine was conducted in the United States in 2008.

We have not yet filed an investigational new drug, or IND, application for either product in the United States or elsewhere. Based on the work that we have done with respect to our ibuprofen product candidate, we intend to perform additional studies regarding the formulation of that product in support of an IND application. Once we have done that work, we intend to submit an IND application for approval of either a Phase 2B or Phase 2B/3 study.

The transdermal delivery system that is utilized for delivering transdermal ibuprofen for osteoarthritis pain and transdermal benfotiamine for painful diabetic neuropathy, as well as related formulations and methods, are covered by an International patent application. The application covers the system of transdermal drug delivery that combines vasodilators, chelators, penetration enhancers, and active ingredients. Alterix has an exclusive world-wide license from BioChemics to develop certain drugs for non-dermal pain utilizing transdermal technology.

Financial operations overview and analysis for the three months ended March 31, 2015 and March 31, 2014

Revenue. We did not recognize product sales for the three months ended March 31, 2015 and March 31, 2014. Our ability to generate product revenues in the future will depend almost entirely on our ability to successfully develop, obtain regulatory approval for and then successfully commercialize AX-IBU-01 in the United States. In the event we choose to pursue a partnering arrangement to commercialize AX-IBU-01 or other products outside the United States, we would expect to initiate additional research and development and clinical trial activities in the future.

Cost of revenue. We did not recognize cost of product sales for the three months ended March 31, 2015 or March 31, 2014.

Research and development expense. Research and Development expense was $35,000 for the three months ended March 31, 2015 and $169,000 for the three months ended March 31, 2014. Research and development expense consists of costs related to the research and development of AX-IBU-01 including the cost of filing and maintaining the patents we are utilizing currently, or anticipate utilizing in the future relating to our pipeline products; the development and testing of new drug formulations; preclinical studies; consulting fees; personnel related costs, including salaries, and benefits; and in the preparations for clinical trials which are designed to obtain FDA drug approvals for AX-IBU-01. Research and development expense is charged as incurred. Until March 31, 2015, research and development expense was incurred by our then parent corporation and allocated to the Company.

We expect that research and development expense will continue to increase substantially in future years as we seek pivotal trial enrollment and pursue regulatory approvals for AX-IBU-01. Based on these anticipated timelines and the resources we have allocated, we expect the total operating expense to bring AX-IBU-01 through our goal of FDA approval will be approximately $10 million. In addition, we expect to expand the scope of our new product development, which may also result in substantial increases in research and development expense.

Business, legal and consulting expense. Business, legal and consulting expense was $227,000 for the three months ended March 31, 2015 and $90,000 for the three months ended March 31, 2014. Business, legal and consulting expense in 2014 was all attributable to consulting services provided by consultants in the areas of management, finance and business development. In 2015 these expenses continued and the Company began incurring significant legal expenses in connection with the preparation for its initial public offering.

We expect that business, legal and consulting expense will decrease in the future as we increase our personnel and therefore become less reliant on consultants.

General and administrative expense. General and administrative expense was $121,000 for the three months ended March 31, 2015 and $81,000 for the three months ended March 31, 2014. General and administrative expense consists of personnel related costs, including salaries and bonuses; and development expenses associated with AX-IBU-01 marketing preparations; costs related to administrative personnel and senior management; costs related to the completion of the license agreement with BioChemics; and costs associated with our plans and preparations for a future potential capital raise. These expenses also include the costs of conducting market research, attending and/or participating in industry conferences and seminars, business development activities, and other general business and outside consulting activities. General and administrative expense also includes travel costs, for employees and third-party consultants, legal and accounting fees and other professional and administrative costs.

We expect that general and administrative expense will increase in the future as we increase our personnel and expand our infrastructure to support the requirements of being a public company.

Consulting services expense. Consulting services expense was $208,000 for the three months ended March 31, 2015 and $205,000 for the three months ended March 31, 2014. This expense is due exclusively to the value of warrants issued to a single consultant which vested in 2015 and 2014. See “Stock Based Compensation” below.

Other expense. Other expense was $(17,000) for the three months ended March 31, 2015 and $(37,000) for the three months ended March 31, 2014. This negative expense reflects the change in value of warrants issued to a single consultant which vested in 2014 and 2013. See “Stock Based Compensation” below.

Financial operations overview and analysis for the years ended December 31, 2014 and December 31, 2013

Revenue. We did not recognize product sales for the years ended December 31, 2014 and December 31, 2013. Our ability to generate product revenues in the future will depend almost entirely on our ability to successfully develop, obtain regulatory approval for and then successfully commercialize AX-IBU-01 in the United States. In the event we choose to pursue a partnering arrangement to commercialize AX-IBU-01 or other products outside the United States, we would expect to initiate additional research and development and clinical trial activities in the future.

Cost of revenue. We did not recognize cost of product sales for the years ended December 31, 2014 or December 31, 2013.

Research and development expense. Research and Development expense was $375,000 for the year ended December 31, 2014 and $696,000 for the year ended December 31, 2013. Research and development expense consists of costs related to the research and development of AX-IBU-01 including the cost of filing and maintaining the patents we are utilizing currently, or anticipate utilizing in the future relating to our pipeline products; the development and testing of new drug formulations; preclinical studies; consulting fees; personnel related costs, including salaries, and benefits; and in the preparations for clinical trials which are designed to obtain FDA drug approvals for AX-IBU-01. Research and development expense is charged as incurred. Until December 31, 2014, research and development expense has been incurred by our then parent corporation and allocated to the Company. In the future, that expense will be incurred directly by the Company.

We expect that research and development expense will continue to increase substantially in future years as we seek pivotal trial enrollment and pursue regulatory approvals for AX-IBU-01. Based on these anticipated timelines and the resources we have allocated, we expect the total operating expense to bring AX-IBU-01 through our goal of FDA approval will be approximately $10 million. In addition, we expect to expand the scope of our new product development, which may also result in substantial increases in research and development expense.

Business, legal and consulting expense. Business, legal and consulting expense was $623,000 for the year ended December 31, 2014. Business, legal and consulting expense in 2014 was all attributable to consulting services provided by consultants in the areas of management, finance and business development. There was no comparable expense for the year ended December 31, 2013.

We expect that business, legal and consulting expense will decrease in the future as we increase our personnel and therefore become less reliant on consultants.

General and administrative expense. General and administrative expense was $164,000 for the year ended December 31, 2014 and $350,000 for the year ended December 31, 2013. General and administrative expense consists of personnel related costs, including salaries and bonuses; and development expenses associated with

AX-IBU-01 marketing preparations; costs related to administrative personnel and senior management; costs related to the completion of the license agreement with BioChemics; and costs associated with our plans and preparations for a future potential capital raise. These expenses also include the costs of conducting market research, attending and/or participating in industry conferences and seminars, business development activities, and other general business and outside consulting activities. General and administrative expense also includes travel costs, for employees and third-party consultants, legal and accounting fees and other professional and administrative costs.

We expect that general and administrative expense will increase in the future as we increase our personnel and expand our infrastructure to support the requirements of being a public company.

Consulting services expense. Consulting services expense was $830,000 for the year ended December 31, 2014 and $820,000 for the year ended December 31, 2013. This expense is due exclusively to the value of warrants issued to a single consultant which vested in 2014 and 2013. See “Stock Based Compensation” below.

Other expense. Other expense was $10,000 for the year ended December 31, 2014, due exclusively to the change in value of warrants issued to a single consultant which vested in 2014 and 2013. See “Stock Based Compensation” below. There was no comparable expense for the year ended December 31, 2013.

Liquidity and Going Concern

We reported a loss of $573,000 for the three months ended March 31, 2015 and a loss of $508,000 for the three months ended March 31, 2014. We reported a loss of $2,001,000 for the year ended December 31, 2014 and a loss of $1,866,000 for the year ended December 31, 2013. At March 31, 2015 and March 31, 2014, our accumulated deficit amounted to approximately $5,976,000 and $3,910,000 respectively. We had a working capital deficit of $6,287,000 as of March 31, 2015 and a working capital deficit of $3,924,000 as of March 31, 2014. We have not yet achieved profitability. These conditions raise substantial doubt about our ability to continue as a going concern. We expect that our research and development and general and administrative expenses will continue to increase and, as a result, we will need to generate significant product revenues to achieve profitability. We may never achieve profitability.

Sources of liquidity

Since our inception, most of our operations have been financed through $3,058,000 in advances from our related party, BioChemics. For the three months ended March 31, 2015, all of our operations were financed through increases in our accounts payable and accrued expenses. For the year ended December 31, 2014, all of our operations were financed through $797,000 from BioChemics. As of March 31, 2015, approximately $3,058,000 of these advances from BioChemics are payable back to BioChemics. We are obligated to repay these advances by paying BioChemics 5% of net revenue. See “Certain Relationships and Related Party Transactions—Reimbursement Agreement.”

Cash flows

Net cash provided by (used in) operating activities was approximately $246,000 for the three months ended March 31, 2015, and $(697,000) and $(895,000) for the years ended December 31, 2014 and 2013, respectively. The net cash used in these periods primarily reflects net losses for these years. For each year, the net loss was offset in part by changes in operating assets and liabilities.

Net cash provided by (used in) financing activities was approximately $(246,000) for the three months ended March 31, 2015, and $697,000 and $895,000 for the years ended December 31, 2014 and 2013, respectively. The net cash provided by financing activities in these periods was, as described above, attributable to advances made by BioChemics which will be reimbursed to BioChemics as described above.

Contractual obligations

As of March 31, 2015 our only long-term contractual obligation was the license to us from BioChemics. Under that license, we are responsible for maintaining and prosecuting licensed patents, and we must use commercially reasonable efforts to develop each product through regulatory approval. The term of the license is 20 years (January 2035), but it is renewable at our option for unlimited additional two year terms.

Operating capital and capital expenditure requirements

We expect to continue to incur substantial operating losses in the future and to make capital expenditures to support the expansion of our research and development programs, establishment of a research and development facility and to initiate commercial operations. We anticipate using a portion of the net proceeds from this offering to finance these activities. It may take several years to obtain the necessary regulatory approvals to commercialize AX-IBU-01 as a drug in the United States. There is no assurance that such approvals will be obtained.

Our future funding requirements will depend on many factors, including:

•	The scope, rate of progress and cost of our clinical trials and other research and development activities;

•	Future clinical trial results;

•	The terms and timing of any collaborative, licensing and other arrangements that we may establish;

•	The cost and timing of regulatory approvals;

•	The cost and delays in product development as a result of any changes in regulatory oversight applicable to our products;

•	The cost and timing of establishing sales, marketing and distribution capabilities;

•	The effect of competing technological and market developments;

•	The cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights; and

•	The extent to which we acquire or invest in businesses, products and technologies.

We may seek to raise additional funds through public or private equity offerings, debt financings, capital lease transactions, corporate collaborations or other means. We may seek to raise additional capital due to favorable market conditions or strategic considerations even if we have sufficient funds for planned operations. The sale of additional equity or convertible debt securities could result in dilution to our stockholders. To the extent that we raise additional funds through collaborative arrangements, it may be necessary to relinquish some rights to our technologies or grant licenses on terms that are not favorable to us. We do not know whether additional funding will be available on acceptable terms, or at all. A failure to secure additional funding when needed may require us to curtail certain operational activities, including regulatory trials, sales and marketing, and international operations and would have a material adverse effect on our future business and financial condition.

Off-balance sheet arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements as defined under Securities and Exchange Commission rules.

Critical accounting policies

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States requires management to exercise its judgment. We exercise considerable judgment with respect to establishing sound accounting policies and in making estimates and assumptions that affect the reported amounts of our assets and liabilities, our recognition of expenses, and disclosure of commitments and contingencies at the date of the financial statements.

On an ongoing basis, we evaluate our estimates and judgments. We base our estimates and judgments on a variety of factors including our historical experience, knowledge of our business and industry, current and expected economic conditions, the attributes of our products, the regulatory environment, and in certain cases, the results of outside appraisals. We periodically re-evaluate our estimates and assumptions with respect to these judgments and modify our approach when circumstances indicate that modifications are necessary.

While we believe that the factors we evaluate provide us with a meaningful basis for establishing and applying sound accounting policies, we cannot guarantee that the results will always be accurate. Since the determination of these estimates requires the exercise of judgment, actual results could differ from such estimates.

A description of significant accounting policies that require us to make estimates and assumptions in the preparation of our financial statements is as follows:

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the dates of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from these estimates. Significant estimates and assumptions include the recoverability of long-lived assets, expense allocations from the Company’s parent, valuation allowance related to the Company’s deferred tax assets, stock based compensation for warrants and derivative liabilities.

Stock based compensation

We account for share-based awards exchanged for employee services based on the estimated fair value of the award on the grant date. We estimate the fair value of employee awards using the Black-Scholes valuation model. We amortize the fair value of employee stock awards on a straight-line basis over the requisite service period of the awards. Compensation expense includes the impact of an estimate for forfeitures for all stock awards.

We account for equity instruments issued to non-employees based on the estimated fair value of the instrument on the measurement date. We estimate the fair value of these equity instruments using the Black-Scholes valuation model. The measurement of stock-based compensation is subject to periodic adjustment as the underlying equity instrument vests or becomes non-forfeitable. Non-employee stock-based compensation charges are amortized over the vesting period or as earned.

During the year ended December 31, 2013, the Company granted 4,000,000 warrants to purchase common stock to a consultant for services rendered. The warrants have a life of five years and expire on December 1, 2018. 1,000,000 shares vested immediately on December 1, 2013, the effective date of the services agreement, and 1,000,000 shares vest on each of the next three anniversaries of the services agreement; provided, however that in the event of a public offering of the Company’s securities, the warrants shall immediately vest in their entirety. In June 2015, the Company terminated the consulting agreement, at which point vesting of the warrants ceased. As of August     , 2015, 2,000,000 shares have vested. The warrants are exercisable at $5.00 per share. For the years ended December 31, 2014 and 2013 the Company recorded compensation expense for $830,000 and $820,000 respectively. For the three month periods ended March 31, 2015 and 2014 compensation expense was $208,000 and $205,000 respectively.

In addition, prior to an amendment entered into in June 2015, under the terms of the warrant agreement, in the event the Company entered into a qualified financing in which shares of stock are sold at a price less than the warrant exercise price, the warrant price will be adjusted accordingly. In accordance with the provisions of ASC 815-40, these warrants are subject to derivative accounting treatment and are recorded as a liability which is marked to market at each reporting date. Any change in fair value is recorded as a change in fair value of derivative liabilities in the accompanying statements of operations. The Company reassesses the classification at each balance sheet date, if the classification changes as a result of events during the period, the contract is reclassified as of the date of the event that caused the reclassification.

The Company’s common stock is not listed on any exchange and, accordingly, the Company used a valuation model to arrive at an estimated fair value of the Company’s equity instruments for the years ended December 31, 2014 and 2013. To assist us with the valuation of the equity instruments a third party valuation specialist was utilized to obtain the fair value of the Company’s equity instruments.

The Company and valuation specialist considered the following significant qualitative factors in preparing the fair value analyses:

•	The nature and history of the entity’s business;

•	The general economic conditions and specific industry outlook;

•	The book value of the entity and its financial condition;

•	The future earnings capacity of the entity;

•	The entity’s distribution potential;

•	The existence of intangible value (patents) within the business; and

•	Capital resource requirements

The Company is considered an operating entity expected to generate future cash flows. Accordingly, the Company and the valuation specialist primarily relied on the Income Approach in arriving at a value for the Company’s equity. Given the significant risk associated with the development process and clinical trials, there is a very low rate of success for companies in the biotechnology industry to successfully develop and market their treatments. To capture this low success rate, the probability-weighted forecasted cash flows based on assumptions developed by the Company as well as observed historical success rates at each stage of clinical trials were developed. The discount rates were determined from the weighted average cost of capital from discount rates appropriate for companies in the early development stage not yet conducting clinical trials. These rates were derived from analyzing similar guideline companies in the industry. The concluded value for the Company’s total equity was approximately $196.8 million and $150.9 million as of December 31, 2014 and 2013, respectively. In addition the Black-Scholes valuation model was used to allocate the Company’s total equity value among the Company’s outstanding equity instruments to determine the fair value of the common stock and warrants.

The significant assumptions used in the valuation model were as follows:

	December 31,
	2014	2013
Fair market value of total equity	$196.8 million	$150.9 million
Fair market value of common stock per share	$3.90	$2.98
Fair market value of price per warrant	$0.83	$0.82
Volatility	65%	75%
Discount rates	18.5%	19.5%
Risk—free rate	0.44%	0.76%
Term to liquidity	1.92 years	2.92 years

A summary of changes in outstanding warrants during the years ended December 31, 2014 and 2013 is as follows:

	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at January 1, 2013	—
Granted	4,000,000	$5.00	5.00	—
Exercised	—			—
Forfeited	—			—

Outstanding at December 31, 2013	4,000,000	$5.00	4.92	—

Granted	—			—
Exercised	—			—
Forfeited	—			—

Outstanding at December 31, 2014	4,000,000	$5.00	3.92	—

Granted	—			—
Exercised	—			—
Forfeited	—			—

Outstanding at March 31, 2015 (Unaudited)	4,000,000	$5.00	3.67	—

Exercisable at March 31, 2015 (Unaudited)	2,000,000	$5.00		—
Exercisable at December 31, 2014	2,000,000	$5.00		—
Exercisable at December 31, 2013	1,000,000	$5.00		—

Income taxes

We are required to determine the aggregate amount of income tax expense or loss based upon tax statutes in jurisdictions in which we conduct business. In making these estimates, we adjust our results determined in accordance with generally accepted accounting principles for items that are treated differently by the applicable taxing authorities. Deferred tax assets and liabilities resulting from these differences are reflected on our balance sheet for temporary differences in loss and credit carry forwards that will reverse in subsequent years. We also establish a valuation allowance against deferred tax assets when it is more likely than not that some or all of the deferred tax assets will not be realized. Valuation allowances are based, in part, on predictions that management must make as to our results in future periods. The outcome of events could differ over time which would require that we make changes in our valuation allowance.

Research and development

Research and development expense is charged to operations as incurred and consists primarily of personnel expenses, clinical and regulatory services and supplies.

Jobs Act

On April 5, 2012, the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company” can delay complying with new or revised accounting standards until those standards would otherwise apply to private companies.

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an “emerging growth company,” we intend to rely on certain of these exemptions, including without limitation, (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 (b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an “emerging growth company” until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission.

BUSINESS

Overview

Alterix is a specialty pharmaceutical company developing transdermal product candidates for treating pain resulting from musculoskeletal disorders and peripheral neuropathy. Alterix has an exclusive world-wide license from BioChemics for transdermal formulations which utilize the VALE (vasoactive lipid encapsulated) transdermal drug delivery system for non-dermal pain, and to patents, patent applications, and know how related to the transdermal drug delivery system. The goal of the company is to apply this exclusively licensed transdermal technology to provide rapid, safe and effective absorption of drugs for pain relief—through the skin—to the target tissues.

VALE transdermal technology employs a transdermal delivery system that combines vasodilators, permeation enhancers, and active ingredients. Transdermal delivery has the potential to provide increased concentrations of the specified drug to target tissues, and avoid some of the acknowledged limitations of oral formulations including absorption, gastric issues, drug distribution, high serum concentrations and/or first-pass hepatic metabolism. VALE technology also provides the potential to effectively transport molecules that were previously difficult to deliver transdermally. In addition, transdermal delivery, depending on the specific molecule, may result in increased safety, efficacy and/or convenience. The potential for mitigated development risk exists if the drugs that are selected for development are eligible for the 505(b)(2) regulatory-development pathway, translating into decreased regulatory costs and time to market. We believe the transdermal ibuprofen product we have in development, as described further below, may be eligible for the 505(b)(2) pathway, but until we formally seek to use 505(b)(2) we cannot be certain that it will be available to us.

The Company is dedicated to completing the development of two products in particular, as well as continuing work on a number of additional products in the pipeline. The two products are transdermal ibuprofen for moderate to severe osteoarthritis and transdermal benfotiamine for painful diabetic neuropathy. We are also conducting carefully focused continued research and development of other transdermal products for pain. We may develop products internally or may enter into co-development and co-commercialization of branded products, generic products, or new molecules in the therapeutic area of pain. A Phase 2 study utilizing transdermal ibuprofen for the treatment of pain associated with moderate to severe osteoarthritis was conducted in Switzerland in 2011. A human proof of concept study with respect to vasodilation for diabetic neuropathy was conducted in the United States in 2002 and an animal proof of delivery study for transdermal benfotiamine was conducted in the United States in 2008.

The transdermal delivery system that is utilized for delivering transdermal ibuprofen for osteoarthritis pain and transdermal benfotiamine for painful diabetic neuropathy, as well as related formulations and methods, are covered by an International patent application. The application covers the system of transdermal drug delivery that combines vasodilators, chelators, penetration enhancers, and active ingredients. Alterix has an exclusive world-wide license from BioChemics, Inc. to develop certain drugs for non-dermal pain utilizing transdermal technology.

The Company is open to forming strategic alliances for co-development and co-commercialization of drugs which are delivered transdermally for the treatment of pain. Alterix will use third parties for manufacturing and marketing. Accordingly, the Alterix strategy for the research, development, marketing and commercialization of its products entails entering into various arrangements with corporate partners, licensors, licensees and others, Alterix will be dependent upon the subsequent success of these outside parties in performing their responsibilities. Alterix may also rely on collaborative partners to conduct research efforts and clinical trials, to obtain regulatory approvals and to manufacture and market certain Alterix products. Through previous arrangements with manufacturing contractors, we have produced GMP-quality human doses of AX-IBU-01 for Phase 1 and Phase 2 clinical trials, and we believe that this experience will allow us, through manufacturing contractors with whom we have worked in the past, or with new such contractors, to produce GMP-quality AX-IBU-01 for our contemplated pivotal Phase 2B/3 clinical trial.

Corporate History

Alterix was formed as a wholly owned subsidiary of BioChemics in March 2012. BioChemics formed Alterix as part of its overall strategy to commercialize its transdermal technology. Under that strategy, BioChemics planned to create subsidiaries to which it would license its technology for use with specified products which BioChemics believed would be good candidates for commercialization. In the case of Alterix, the focus is on products for pain resulting from musculoskeletal disorders and peripheral neuropathy. In addition, the plan was to recruit an independent, well qualified management team for Alterix to pursue commercialization. Until June 2014, the sole officer and director of Alterix was John Masiz, the founder and Chief Executive Officer of BioChemics. Mr. Masiz was not compensated by Alterix for his service in those capacities. Mr. Masiz resigned all of his positions with Alterix in June 2014. The current management team now runs all aspects of the Alterix business. Because of his deep expertise in transdermal technology, current management does consult with Mr. Masiz on a regular basis and expect to continue do so. There is no formal consulting contract in place with Mr. Masiz and he is not being compensated by Alterix or BioChemics for his consulting services.

BioChemics first implemented its strategy to license products to a subsidiary for commercialization in 2003 when it formed a corporation known as Vaso Active Pharmaceuticals, Inc., or Vaso Active. BioChemics licensed three over-the-counter products candidates to Vaso Active in 2001 for a combination of equity and future royalty payments. None of these products are part of the Alterix portfolio. Furthermore, there is no relation between Vaso Active and Alterix other than each company having, or having had, BioChemics as its parent company and a licensor. In December 2003, Vaso Active completed an initial public offering of shares of its stock. In April 2004, the SEC commenced an investigation into Vaso Active. The SEC brought a formal action against Vaso Active in August 2004 alleging that Vaso Active’s public statements regarding products having FDA approval were false, which was immediately settled with Vaso Active agreeing to neither admit nor deny wrongdoing and to an injunction against future securities violations. Vaso Active did not pay a fine in connection with that settlement. After the settlement, Vaso Active filed a claim against the law firm which represented it in its initial public offering. That claim was settled in 2009 for $2.5 million. In March 2010, Vaso Active filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code.

In February 2014, a settlement was reached between BioChemics and the SEC in the BioChemics SEC Enforcement Action. In January 2015, in light of the on-going proceedings regarding the settlement and BioChemics disgorgement and penalty obligations thereunder, BioChemics transferred all of its shares in Alterix to the Shareholder Resolution Trust, a Massachusetts trust, which was established to resolve the claims arising from the settlement in the BioChemics SEC Enforcement Action. The Trust is now the sole stockholder of Alterix. The Trust is managed by three Trustees, all of whom must approve any decision. The three Trustees are Jack L. Altshuler, Esq., a Massachusetts attorney, Jan R. Schlichtmann, Esq., also a Massachusetts attorney, a director of BioChemics and the Managing Member of a limited liability company which is the largest stockholder of BioChemics, and Daniel M. Glosband, a Massachusetts attorney. The Trust is independent of BioChemics because it cannot act unless all three of its trustees approve the action and, of the three trustees, two have no connection to BioChemics. In addition, the Trustees have agreed that the Trust shall not distribute any shares of Alterix to any of the individuals who are defendants in the BioChemics SEC Enforcement Action or any entity controlled by any such individual.

The Trust was formed in a proceeding in the Essex County, Massachusetts, Probate Court. In September 2014, Mr. Schlichtmann, in his role as a director of BioChemics, petitioned the court for an order approving the establishment of the Trust and the court issued that order on September 8, 2014. The Trust is an irrevocable trust for the benefit of the persons and entities with an ownership interest in BioChemics in the form of shares, warrants, or debt convertible into an ownership interest. The Trust was formed as a Qualified Settlement Fund under Section 468B of the Internal Revenue Code for the purpose of resolving the actual or potential controversies or claims of the beneficiaries arising out of or relating to the transactions referred to in the SEC Enforcement Action. In its order approving the Trust, the court also appointed Mr. Schlichtmann as the court appointed trustee. Under the terms of the Trust, the court appointed trustee can appoint up to two additional trustees and Mr. Schlichtmann has done so, resulting in the Trust having the three trustees described above. With three trustees in place, all decisions to be made by the trustees must be unanimous. The court appointed trustee may remove either of the other trustees only with court assent for sufficient cause. The court may remove any of the trustees for sufficient cause. The Trust does not provide for the beneficiaries to vote on any matters except that it requires the Trustees to endeavor to ensure that any distribution to the beneficiaries be fair and equitable and in accordance with a plan in which the beneficiaries have had full and fair opportunity to consider and provide their assent.

In March 2015, the settlement of the BioChemics SEC Enforcement Action was entered as a judgment in United States District Court. Under that judgment, BioChemics will pay a fine of $750,000 to the SEC and a disgorgement (return of cash invested plus interest) to the Series E stockholders of BioChemics in the total amount of approximately $18 million. Alterix is not a party to this settlement. See “Risk Factors” for a discussion of risks that we may face as a result of the foregoing.

The Pain Market

The market for pain medications is growing. By 2017, the global pain management therapeutics market is forecast to generate sales of $35.1 billion, and is expected to grow substantially over the next decade due to population dynamics, an increase in the elderly, and co-morbidities associated with obesity and diabetes. The current market for prescription products for osteoarthritis is estimated at $8 billion, for oral NSAIDs, $3.6 billion, and for transdermal NSAIDs, $500 million. Neuropathic pain is estimated to be 16% of the pain market with sales of $3 billion.

Transdermal Ibuprofen for Moderate to Severe Osteoarthritis

The lead drug in development is AX-IBU-01—transdermally delivered ibuprofen for pain associated with moderate to severe osteoarthritis. In November 2013, Phase 2 results for AX-IBU-01 were published in the journal Pain Physician (Randomized Clinical Trial Evaluating Transdermal Ibuprofen for Moderate to Severe Knee Osteoarthritis, 2013; 16:E749-E762). The published results were from a 14-day Phase 2 independent contract research organization, or CRO, monitored multicenter, randomized, double-blind, placebo-controlled study in a European country with FDA reciprocity. The study included patients with primary osteoarthritis in a single knee joint with a progression level of moderate to severe based in part on a grade II or III designation according to the Kellgren and Lawrence classification system. Patients received the corresponding, randomly assigned study formulation (AX-IBU-01 or placebo) for application to the target knee at a dose of 2.0 grams of drug product (200 mg ibuprofen) twice daily for 14 days. The evaluation of the efficacy of the treatments utilized the widely accepted methods of the Western Ontario and McMaster Universities (WOMAC) Osteoarthritis Index and the Visual Analog Scale (VAS) scores for the patients. The results indicated that the AX-IBU-01 formulation was very well tolerated from a safety perspective during the two week trial. In particular, the WOMAC Total and WOMAC Physical Functioning for AX-IBU-01 were superior and statistically significant compared to the palcebo, with the WOMAC Total P Value equal to 0.0283 and the WOMAC Physical Functioning P Value equal to 0.0201. Other clinical endpoints, including the WOMACPain, WOMACStiffness, and VASResting scores, were greater than those obtained from the placebo group (trending towards statistical significance). Based on the Patient and Physician Global Impression of Change survey, patient satisfaction slightly improved across both groups (no statistical significance was detectable as compared to the baseline).

In light of the results of the Phase 2 trial in Europe, we have concluded that we should proceed with a pivotal trial. We have not yet filed an investigational new drug, or IND, application for either product in the United States or elsewhere. Based on the work that we have done with respect to our ibuprofen product candidate, we intend to perform additional studies regarding the formulation of that product in support of an IND application. We will also have to demonstrate to the FDA that the safety and efficacy work which we have done support a pivotal Phase 2B/3 trial. We know from prior experience and from discussions with the FDA that they will raise significant questions about our work. We believe we can address all such concerns effectively, but there can be no assurance that we will be successful in doing so, or that we will be able to do so in the time period we have planned. Once we have done that work, we intend to submit an IND application for approval of either a Phase 2B or Phase 2B/3 study.

The pivotal trial is being structured. We currently anticipate (although it could change significantly) this pivotal trial would consist of 300 total patients and, assuming recruitment proceeds as anticipated, could be completed within 12 months of commencement. We already have a detailed proposal and budget from a CRO to conduct that trial with 300 subjects in 15 locations across the United States.

Painful Diabetic Neuropathy

In diabetic conditions, hyperglycemia induces an altered cellular metabolism and, through a series of events, results in the creation of damaging cellular metabolites by influencing a number of glucose metabolizing pathways. This results in diabetic peripheral neuropathy. To date, FDA approved and marketed products treat the pain component of diabetic neuropathy without directly addressing the underlying pathophysiology of altered glucose metabolism on the nervous system.

The Rationale for the Development of Transdermal Benfotiamine for Diabetic Neuropathy

Benfotiamine has been utilized for the treatment of painful diabetic neuropathy. Benfotiamine is currently offered as a prescriptive drug for the treatment of diabetic neuropathy in Europe in an oral form. The typical oral dose recommended is 40-450 mg/day. Benfotiamine is a pro-drug for thiamine, an active metabolite of which is accepted as the active drug in the target tissue. The topical application of benfotiamine is proposed in order to allow more prodrug to be introduced into the target tissues and, as a result, potentially generate a greater therapeutic effect. The limiting factor of utilizing oral thiamine is the rapid metabolism to inactive agents by the liver, the broad tissue distribution which dilutes the active agent, and decreased blood flow to the target tissues secondary to associated diabetic peripheral vascular disease. Once benfotiamine has been transported to the target tissue, it is converted through a series of metabolic and enzymatic steps to S-benzoylthiamine, which, after internalization into the cell, forms thiamine. This latter then serves as a substrate for enzymatic conversion to form thiamine mono-, di-, and triphosphates.

The application of benfotiamine and the resulting activation of the enzyme transketolase in the diabetic, hyperglycemic system can also produce beneficial effects on general nerve health. Benfotiamine has been shown in many preclinical as well as clinical studies to prevent the formation of advanced glycation end-products, or AGEs, and eventually with continued treatment to reverse the symptoms associated with the neuropathy.

Transdermal Benfotiamine Delivery—A Proof of Concept Study for Increasing Target Tissue Concentrations

Our licensed transdermal system was utilized to serve as a delivery platform for benfotiamine utilizing the attributes of passive penetration enhancing molecules to penetrate through the outer layers of skin combined with the advance of incorporating various peripherally-acting vasodilators to enhance drug uptake. Benfotiamine, incorporated into this transdermal formulation, was applied to skin in an animal model in order to determine the ability to deliver this thiamine pro-drug effectively to the sub-epithelial layers. In a proof of concept study in guinea pigs in 2008, it was found that a single topical application of either a solubilized form of benfotiamine (15 mg) or a microcrystalline suspension form (25 mg) resulted in considerable increases of the dephosphorylated benfotiamine (S-benzoylthiamine) in the skin tissue as well as in significant increases in the thiamine and thiamine phosphate pools compared to control animals. The presence of a ~8000x increase in thiamine and increases in its phosphorylated derivatives in the epidermis and dermis tissue of the test animals gives a strong indication that the topical treatment with benfotiamine works very well for the desired outcome of producing an intracellular increase of the activating cofactor pool for transketolase enzyme, which is implicated in the pathophysiology of diabetic neuropathy.

In light of the results of the proof of concept study, we plan to submit an IND application shortly after the closing of this offering, meet with the FDA, then initiate a combined Phase 1 and 2 clinical trial evaluating the safety and efficacy of AX-DN-01 in treating painful diabetic neuropathy. We anticipate that the study will require 12 months to complete.

Our Strategy

Our strategy is to build a specialty pharmaceutical company focused on developing and commercializing transformative prescription therapeutics for pain using our proprietary transdermal technology in combination with ibuprofen, benfotiamine, gabapentin, celecoxib and rofecoxib with an initial focus on treating osteoarthritis with ibuprofen. Key elements of our strategy include:

•	Rapidly advance development of and seek regulatory approval for AX-IBU-01 for the treatment of pain due to osteoarthritis.

•	Enter in to agreements to commercialize AX-IBU-01 in the United States and build our organizational infrastructure to manage those agreements and advance the development and commercialization of AX-IBU-01 outside the United States.

•	Partner with industry-leading contract manufacturing companies to ensure reliable product supply.

•	Collaborate with other key companies when desirable to build co-development and co-marketing relationships.

•	Leverage our technology and approach to advance the additional products in our pipeline into clinical development—specifically benfotiamine-Vale for the treatment of painful diabetic neuropathy.

•	Develop a strategic pipeline of transdermally delivered drugs for pain utilizing existing branded and generic agents and drugs in-development.

Background

Osteoarthritis overview and issues with current forms of treatment

Osteoarthritis (OA) is a chronic, painful, degenerative joint condition that most commonly affects the hips, knees, and hands and often requires long-term treatment to manage acute symptoms and prevent long-term complications. These complications include the destruction of articular cartilage and subchondral bone, bone re-modelling, atrophy of periarticular muscles, capsular stretching, and synovitis in weight-bearing joints.

Additional health-related problems associated with OA include emotional stress, fatigue, and impaired sleep all of which may significantly diminish the quality of a patient’s life. Many patients with OA also commonly experience multiple comorbidities, such as cardiovascular, gastrointestinal, and endocrine disorders.

OA is estimated to affect nearly 27 million people in the United States, with annual US healthcare costs stemming from the treatment of OA estimated at $185 billion. Inflammatory processes have been shown to promote disease progression in OA. Consequently, NSAIDs have become integral to the management of OA. However, the use of these agents has been linked to an increase in the risk of gastrointestinal adverse events (AEs). The safety of oral NSAIDs is further compromised with increasing patient age and by the use of higher doses, extended periods of use, the presence of comorbid medical conditions, and the coadministration of certain medications.

Selective cyclo-oxygenase-2 (COX-2) inhibitors were developed because they were thought to be safe alternatives for patients at a greater risk for peptic ulcer disease or gastrointestinal bleeding; however, population-based analyses have called their safety into question. Because COX-2 has substantial expression in cardiovascular and renal tissue, concerns have been raised regarding potential adverse cardiovascular and renal effects associated with the use of these agents.

Attempts to address these issues have led to the development profiles in relation to earlier generations of NSAIDs. As a result, a number of NSAIDs are available worldwide as topical formulations (e.g., ibuprofen, diclofenac, and ketoprofen). Topical NSAIDs have been shown to provide analgesia through the same mechanism of action as oral NSAIDs, but because the activity of topical NSAIDs is effectively confined to the application site, systemic exposure—and consequently, the risk for gastrointestinal, cardiovascular, and renal toxicity—has been shown to be much lower than that observed with oral NSAIDs.

A Cochrane Database review of 34 studies has demonstrated that topical NSAIDs, in particular those containing diclofenac, produced fewer systemic AEs while maintaining similar effectiveness for treating chronic musculoskeletal conditions as compared to oral formulations.

The current market for topical NSAIDS consists primarily of the four products described in the following table.

Product	Formulation	Date of Approval	Label Indication
Voltaren®	Gel (1% diclofenac)	2007	Pain from osteoarthritis in knees and hands[1]

Pennsaid®	Topical solution (1.5% diclofenac)	2009	Osteoarthritis of the knee[2]

Solaraze®	Gel (3% diclofenac)	2000	Actinic keratosis[3]

Flector®	Transdermal patch (1.3% diclofenac)	2007	Acute pain from minor sprains, strains, and contusions[4]

1	Included two efficacy trials in hands and knees that did not demonstrate a significant treatment effect, in addition to the successful trials upon which the approval was based.
2	Used multi-arm Phase III trial: Phase III noninferiority study vs. oral; Phase III active vs. placebo; six Phase III trials since 2004.
3	Not approved for pain. No attempt has been made to achieve approval for use in pain.
4	The only approved transdermal patch system. Initial NDA did not show sufficient separation from placebo, additional efficacy trials, redefinition of endpoints, and additional imputation methods were required for approval.

Source: www.biopharminsight.com

Worldwide sales for Voltaren (2GMs x4/day—relief of the pain of osteoarthritis of joints amenable to topical treatment) , Pennsaid (40drops x 4/day—indicated for the treatment of the pain of osteoarthritis of the knee(s)), and Flector (1 patch 2x/day—acute pain due to minor strains, sprains, and contusions.) were approximately $450 million in 2011.

Prescription Osteoarthritis Transdermal Product (AX-IBU-01)

AX-IBU-01 Overview

In a recent review, Balmaceda stated, “Nonsteroidal anti-inflammatory drugs (NSAIDs) are a standard treatment for osteoarthritis (OA), but the use of oral NSAIDs has been linked to an elevated risk for cardiovascular and gastrointestinal adverse events and renal toxicity. Topical NSAIDs are thought to afford efficacy that is comparable to oral formulations while reducing widespread systemic drug exposure, which may provide a benefit in terms of safety and tolerability. As a result, European treatment guidelines have, for many years, recommended the use of topical NSAIDs as a safe and effective treatment option for OA. Following the recent approval of several topical NSAID formulations by the US Food and Drug Administration, US treatment guidelines are increasingly recommending the use of topical NSAIDs as an alternative therapy and, in some cases, as a first-line option for OA.

Clinical guidelines on the use of topical NSAIDs as safe and effective alternatives to oral NSAIDs should be regularly evaluated as new OA research emerges. Many current treatment guidelines for OA already suggest minimizing NSAID exposure and the risk of complications by prescribing the lowest effective oral dose for the shortest duration of time, but initiating treatment with topical NSAIDs, as recommended in the NICE guidelines, may help to even more effectively mitigate such risks. If long-term tolerability data demonstrate that there is a significant reduction in the frequency of cardiovascular and gastrointestinal AEs with topical NSAIDs compared to oral NSAIDs, revising or removing the black box warning requirement for topical NSAIDs also may be warranted.

Currently, only the National Institute for Health and Clinical Excellence (NICE) and the American Academy of Orthopaedic Surgeons (AAOS) recommend topical NSAIDs as first-line treatment for OA of the knee. Additionally, the European League Against Rheumatism (EULAR) guidelines recommend these agents as a first-line option for OA of the hand. Other guidelines, such as the American College of Rheumatology (ACR), recommend topical NSAIDs as first-line treatment only for select, high-risk patient populations. However, several US guidelines have not been updated since the recent FDA approval of topical diclofenac formulations. Reevaluation of those guidelines on the basis of emerging research should help to streamline OA management recommendations and further improve patient outcomes in the safest possible manner. Recommendations for the management of OA will likely continue to evolve to include the increased and earlier use of topical NSAIDs.” (see Table 1 below)

Thus we believe that the multifaceted benefits of AX-IBU-01 should translate into rapid and substantial market penetration if we are successful in obtaining regulatory approval.

TABLE 1. ORGANIZATION GUIDELINES AND RECOMMENDATIONS ON TOPICAL NSAIDs

ORGANIZATION	RECOMMENDATION

American Association of Orthopaedic Surgeons (AAOS) 2013(1)	Knee OA: Strongly recommend oral or topical NSAIDs or tramadol for the pharmacologic management of patients with symptomatic OA of the knee.

American College of Rheumatology (ACR) 2012(2)	Knee OA: Initial management of knee OA should include one of the following: acetaminophen, oral NSAIDs, topical NSAIDs, tramadol, intra-articular corticosteroid injections. Topical rather than oral NSAIDs should be used in patients with hand or knee OA aged > 75 years.

American Geriatric Society (AGS) 2009(3)	Localized, non-neuropathic persistent pain: Patients with localized, non-neuropathic persistent pain may be candidates for topical NSAIDs.

European League Against Rheumatism (EULAR) 2003(4)	Knee OA: Topical NSAIDs and capsaicin have clinical efficacy and are safe in the treatment of hand or knee OA.

National Institute for Health and Clinical Excellence(5) (NICE, United Kingdom) 2008	Hand or Knee OA: Topical NSAIDs should be considered for pain relief in addition to non-pharmacologic treatment. Topical NSAIDs and/or acetaminophen should be considered ahead of oral NSAIDs, COX-2 inhibitors, or opioids.

ORGANIZATION	RECOMMENDATION

Osteoarthritis Research Society International (OARSI) 2008(6)	Knee OA: Topical NSAIDs and capsaicin may be effective as adjunctives and alternatives to oral analgesics/anti-inflammatory agents in patients with knee OA

1)	Treatment of Osteoarthritis of the Knee Evidence-Based Guideline 2nd Edition. American Academy of Orthopaedic Surgeons; 2013.
2)	Hochberg MC, et. al.: American college of rheumatology 2012 recommendations for the use of non-pharmacologic and pharmacologic therapies for osteoarthritis of the hand, hip and knee. Arthritis Care Res (Hoboken) 2012, 64: 465–474.
3)	American Geriatrics Society Panel on the Pharmacological Management of Persistent Pain in Older Persons: Pharmacological management of persistent pain in older persons. J Am Geriatr Soc 2009, 57:1331–1346.
4)	Jordan KM, et.al. on behalf of the Standing Committee for International Clinical Studies Including Therapeutic Trials ESCISIT: EULAR recommendations 2003.
5)	National Collaborating Centre for Chronic Conditions: Osteoarthritis: National Clinical Guideline for Care and Management in Adults. London: Royal College of Physicians; 2008
6)	OARSI recommendations for the management of hip and knee osteoarthritis, Part II: OARSI evidence-based, expert consensus guidelines. Osteoarthritis Cartilage 2008, 16:137–162.

AX-IBU-01 Clinical Trials

AX-IBU-01 has undergone a Phase 2 clinical trial, completed in 2011. The clinical data generated to date for AX-IBU-01 is presented below. The pharmacokinetic (PK) data, showing the blood concentration of ibuprofen over time, showed several unique attributes. One single 200 mg application of AX-IBU-01 to the afflicted joint was shown to be sufficient for a 48-hour period of time. This would compare to having to take 3,200 mg of ibuprofen orally. Also, in 2010, prior to the Phase 2 trial and after the Phase 1 trial (described below), an additional safety and irritability study was conducted.

For the Phase 1 human clinical trial, which took place in 2007, VALE was formulated to promote localized tissue drug delivery. The trial, in addition to the evaluation of safety considerations following the application of a single 200 mg dose of VALE-ibuprofen, also determined the amount of ibuprofen in the bloodstream. The results indicate that VALE-ibuprofen delivers ibuprofen into the body, with minimal systemic penetration as designed. In addition, the data indicated that the ibuprofen is slowly released from the skin and joint tissue with a peak plasma concentration noted at 24 hours after the application.

The goals of the Phase 1 clinical trial for AX-IBU-01 were to assess safety, AE, skin reactions, and the plasma profile of ibuprofen over time. The target of AX-IBU-01 was the local tissue with limited systemic circulation. The trial included 12 subjects and a single dose of 200 mg topical application in the randomized, double blind, placebo controlled study. The results showed no adverse effects. The PK data indicated that a low-level delayed distribution of ibuprofen into the plasma, suggesting that ibuprofen accumulates in the local tissue (i.e. in the arthritic joint). The results indicate that AX-IBU-01 should meet the product profile required for both on demand and once daily application. We cannot be certain that the product will meet required safety criteria, however, until we complete FDA-mandated safety studies.

Using an identical formulation of VALE-ibuprofen from the Phase 1 human clinical trial, a study was performed on guinea pigs to determine the tissue distribution of the ibuprofen. For the human clinical trial, ibuprofen was formulated with VALE to promote localized tissue drug delivery. The Phase 1 clinical trial data indicated a slow release of a small amount of ibuprofen into the plasma from the administration site. Results, shown below, indicate that VALE-ibuprofen delivers ibuprofen into the tissues of the synovial tissue as well as the skin. The repeated dose study (twice daily for four days) also resulted in significant plasma levels. The assumption from the study results is that the bulk of the ibuprofen is concentrated in the local tissue surrounding the application site.

The concentration of ibuprofen in biological tissue/fluid was measured after 50 mg of topical application was given twice daily for four days. The 50 mg of ibuprofen was formulated with the VALE delivery system. The formulation was applied onto the knee of healthy guinea pigs. Samples of blood and skin corresponding to the application site, synovial fluid, tendon, cartilage, and muscles surrounding the joint were removed. The tissues were homogenized, extracted and analyzed for the presence of ibuprofen. The results from the guinea pig study indicate that the VALE-ibuprofen delivers ibuprofen into inflamed arthritic tissue and cartilage as well as into the synovial fluid of the knee with no adverse events other than fleeting dermal redness.

The Phase 2 study of AX-IBU-01 was a randomized, placebo-controlled, double blind, multi-center clinical trial. It was conducted at an academic medical center, and private rheumatology and interventional pain management practices in Massachusetts and in Switzerland. The study included patients with primary osteoarthritis in a single knee joint with a progression level of moderate to severe based in part on a grade II or III designation according to the Kellgren and Lawrence classification system. Patients received the corresponding, randomly assigned study formulation (VALE-ibuprofen or placebo) for application to the target knee at a dose of 2.0 grams of drug product (200 mg ibuprofen) twice daily for 14 days. The evaluation of the efficacy of the treatments utilized the widely accepted methods of the Western Ontario and McMaster Universities (WOMAC) Osteoarthritis Index and the Visual Analog Scale (VAS) scores for the patients.

The results indicated that the transdermal VALE-ibuprofen formulation was very well tolerated from a safety perspective during the two-week trial and also produced significant, positive clinical improvements superior to the placebo in all clinical endpoints tested. In particular, the WOMACTotal and WOMACPhysical Functioning, for the VALE-ibuprofen, were superior compared to the placebo (P = 0.0283 and P = 0.0201, respectively). Other clinical endpoints including the WOMACPain, WOMACStiffness, and VASResting scores were superior to those obtained from the placebo group, trending towards statistical significance compared to placebo (P = 0.0811, 0.1103, and 0.0785, respectively). Based on the Patient and Physician Global Impression of Change survey, patient satisfaction slightly improved across both groups; however, no statistical significance was detectable as compared to the baseline. We acknowledge that the sample size of 64 subjects in the final data analysis and the lack of including an orally administered drug group were limitations of the study.

Our final conclusions from the study were that the use of transdermal VALE-ibuprofen has beneficial clinical effects on the pain levels experienced in some patients with moderate to severe osteoarthritis of the knee as measured by the WOMAC Osteoarthritis Indices for stiffness, pain, physical function, and total. Visual Analog Scales (VAS) tests, VASMotion and VASWeight-bearing, while appearing superior to placebo, were not statistically different from placebo. Notwithstanding our conclusions, we will have to demonstrate to the FDA that the safety and efficacy work which we have done support a pivotal Phase 2B/3 trial. We know from prior experience and from discussions with the FDA that they will raise significant questions about our work. We believe we can address all such concerns effectively, but there can be no assurance that we will be successful in doing so, or that we will be able to do so in the time period we have planned.

FDA Meeting Regarding Ibuprofen Product

BioChemics met with the FDA’s Division of Anesthesia, Analgesia and Addition Products in August 2012. The purpose of the meeting was to determine if the clinical trial data for acute pain which had been generated through the Phase 2 study could be used to support a chronic Phase 2B/3 clinical trial for chronic pain. The FDA indicted that further steps would be needed in order to pursue a clinical trial for chronic pain. Alterix management has determined, however, that an acute severe osteoarthritis claim is unique for an osteoarthritis treatment. Accordingly, Alterix will first pursue a Phase 2B/3 clinical trial for an acute claim and thereafter determine if a chronic claim should be added to the development program.

Prescription Diabetic Neuropathy Transdermal Product (AX-DN-01)

Diabetic neuropathy is a peripheral nerve disorder that may affect any patient with diabetes, including the approximately 25.8 million people in the US with diabetes. The symptoms of diabetic neuropathy include numbness, pain or tingling in the feet or legs and may lead to weakness in the muscles of the feet after several years. The disease is quite serious. For example, 25% of diabetics, or more than six million Americans, will develop foot ulcers and about 60% of those patients, or over three million Americans, get infections. Currently, 80% of all U.S. amputations are related to diabetic neuropathy. At present, there is no cure for the nerve damage that causes diabetic neuropathy. Current treatments for this condition are largely directed at relieving discomfort from the symptoms.

AX-DN-01 is a transdermal formulation in clinical development for diabetic neuropathy. It is comprised of a transketolase activator in the VALE drug delivery system. The transdermal formulation for diabetic neuropathy has been developed to protect endothelial and neuronal cells from glucose damage and may also promote vascular health of affected tissues. Because AX-DN-01 is delivered transdermally, it is expected to be safer due to its targeted tissue delivery (meaning limited side effects and a decreased total body dose), and more effective, than current products. Those products are unable to get to the neuropathy due to poor blood flow and can have first pass metabolism effects. The trials conducted to date have shown positive results in terms of increasing blood flow and accumulation of the active in the targeted tissue indicating transdermal AX-DN-01 will be a significantly improved therapy for patients with diabetic neuropathy. We estimate that the potential U.S. market for this product is approximately $10 billion based on a projected annual cost per patient of $1,800. According to the American Diabetes Association, over 29 million Americans have diabetes and 60% to 70% of those individuals have mild to severe forms of neuropathy. Peripheral neuropathy and neuropathic pain affect an estimated 170 to 270 million individuals globally.

AX-DN-01 is designed to be topically administered to the foot or neuropathic tissue of the diabetic one to two times daily with the goal of reversing symptoms associated with the neuropathy. The formulation is also designed to treat the skin in a way to improve the general health of the tissue and to prevent the repeated dermal damage as a result of xerosis and severe dryness. AX-DN-01 contains a transketolase activator that inhibits the formation of AGEs, the main components responsible for nerve damage and cell death. AGEs inhibit the function of metabolic processes in different cells, including peripheral neurons. The active ingredient Alterix has chosen has been shown to be efficacious in treating diabetic neuropathy but requires substantial doses when given orally, drastically reducing patient compliance and efficacy. The compound has not been successfully delivered topically without the VALE transdermal drug delivery system due to its hydrolytic instability. Alterix’s topical formulation is designed for accumulation in the dermis and epidermis for absorption into the peripheral nerves and to preserve the presence and function of the small fiber nerve cells. The composition has been developed to protect endothelial and neuronal cells from glucose damage by normalizing cell replication rates, decreasing apoptosis and correcting imbalances in the polyol pathway (i.e., reducing aldose reductase activity, sorbitol concentrations and intracellular glucose).

The addition of a topically applied vasodilator in AX-DN-01 may assist in the administration of other critical components to the skin. Stimulation of blood flow into the region with the vasodilator would allow for several beneficial effects to the foot including the delivery of oxygen and nutrients to allow the tissue to remain healthy as well as promoting hydration of the skin tissue, critical to the health of the foot. Increased blood flow would assist in the removal of cellular waste products again improving the general health of the foot. The inclusion of micronutrient active ingredients, antioxidants, and vitamins would be delivered to further enhance the maintenance of healthy tissue and to eliminate any free radicals that may have developed.

AX-DN-01 Proof of Concept Results

A proof of concept study in 2003 showed that VALE vasodilators could increase blood flow up to 300-400% in neuropathic patients, which supports the goals of AX-DN-01. The study was conducted to determine the ability of the vasodilator in the VALE drug delivery system, methyl nicotinate, to elicit a vasodilatory response. The human study included ten healthy subjects and ten neuropathic diabetic patients. Subjects applied a single dose of the VALE-based formulation to their forearms and feet and blood flow was measured in the area using a Laser Doppler system. Each patient was his or her own control and blood flow measurements were taken prior to application and then periodically after application. The VALE vasodilator increased blood flow by 450% (max flow) as compared to iontophoretically-delivered sodium nitroprusside or acetylcholine (vasodilators) controls. The study showed that the VALE formulation can increase blood flow up to 300-400% above starting blood flow for a period of up to two hours. The results of the study were published in the peer-reviewed Journal of Diabetes and its Complications. Applied twice daily, morning and evening, there may be a sufficient increase in blood flow for a sufficient period of time to allow for the benefits of promoting endothelial vascular health of affected tissues to occur by delivering oxygen and nutrients.

A skin irritation trial for AX-DN-01 showed the inherent safety of the product. The studies have shown that the drug, when delivered in the VALE system, has been deposited deep into the epidermal and dermal tissue with minimal exposure to blood/plasma. This results in a long residence time in the skin, which serves as a reservoir for the neuronal target tissue. Compared to oral, AX-DN-01 has a 400-fold increase in the target tissue and compared to other topical technologies, as mentioned previously, it has shown a 3,200-fold increase.

Prescription Diabetic Neuropathy Products and Competitors

The two FDA-approved and widely prescribed treatments for diabetic nerve pain are Eli Lilly and Co.’s Cymbalta® and Pfizer Inc.’s Lyrica® and both products are designed to treat the burning, stabbing, and shooting pain caused by diabetic neuropathy. While Cymbalta® only needs to be taken orally once daily, Lyrica® is usually orally ingested two or three times daily and besides more common side effects such as nausea, sleepiness, dizziness, constipation, increased sweating, dry mouth, decreased appetite, blurry vision, weight gain, and trouble concentrating, more severe side effects have been reported, such as suicidal thinking.

Other Products in Development

In addition to AX-IB-01 and AX-DN-01, work has been done on our licensed transdermal delivery system with nine other potential products. For example, we have conducted animal proof of concept studies for products using celecoxib in 2011 and gabapentin in 2010. Our strategy is to focus our efforts on the two lead products in order to bring them to market as rapidly as possible. We will, however, use some resources to continue development of the other products and seek opportunities to bring them to market profitably as well. It will likely be several years before we are ready to pursue clinical trials for regulatory approval and commercial development of these products.

Operating Plan and Key Milestones

Our most important goal over the 18 months following the closing of this offering is to complete a successful Phase 2B/3 pivotal clinical trial of our ibuprofen product, AX-IBU-01. We believe that the proceeds of this offering will be sufficient to fund that effort. As noted above, our first step in this process will be to perform additional studies in support of an IND application. We expect to begin that work shortly after this offering is completed and complete it approximately six months later. At that point, if the studies are favorable, we will submit the IND and the proposed Phase 2B/3 clinical trial protocol to the FDA with the expectation that we will be able to begin patient enrollment thereafter.

At the same time we are doing the studies and other work necessary to submit the IND for AX-IBU-01, we will be identifying a manufacturing partner and working with that partner to help it put into place the production resources necessary to manufacture the amount of product necessary for the planned clinical trial.

We expect to complete the Phase 2B/3 trial and report top line data from it six to nine months after the trial begins. Assuming successful completion of that clinical trial, we would submit our New Drug Application, or NDA, to the FDA thereafter. Based on these anticipated timelines and the resources we have allocated, we expect the total operating expense to bring AX-IBU-01 through our goal of FDA approval will be approximately $14 million. The single greatest area of cost to reach this goal will be the payments we make to contract research organizations for their help in designing the trial, conducting it and helping to analyze its results. We estimate that amount to be approximately $6 million. Other significant expenses will be compensation of employees, both management and our scientific staff, and general overhead, such as rent, insurance, legal and accounting.

Sales and Marketing

Our strategy for the marketing and commercialization of our products entails entering into various arrangements with corporate partners, licensors, licensees and others. We intend to establish license agreements with established marketing companies (e.g., pharmaceutical and biotechnology companies) for sales, marketing and distribution of our products. There can be no assurance that these agreements will be maintained by Alterix and, if maintained, will be profitable for Alterix. Alterix may also rely on collaborative partners to conduct research efforts and clinical trials, to obtain regulatory approvals and to manufacture and market certain of Alterix’ products. There can be no assurance that Alterix will be successful in establishing collaborative arrangements or that, if established, the arrangements will be successful.

Manufacturing

We will use third parties for manufacturing. Through previous arrangements with manufacturing contractors, GMP-quality human doses of AX-IBU-01 for Phase 1 and Phase 2 clinical trials have been produced, and we believe that this experience will allow us, through contractors with whom we have worked in the past, or with new such contractors, to produce GMP-quality AX-IBU-01 for our contemplated pivotal Phase 2B/3 clinical trial.

Government regulation

Government authorities in the United States, at the federal, state and local level, and in other countries and jurisdictions, including the European Union, extensively regulate, among other things, the research, development, testing, manufacture, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, and import and export of pharmaceutical products. The processes for obtaining regulatory approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

Review and approval of drugs in the United States

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval may subject an applicant and/or sponsor to a variety of administrative or judicial sanctions, including refusal by the FDA to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters and other types of letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement of profits, or civil or criminal investigations and penalties brought by the FDA and the Department of Justice or other governmental entities.

An applicant seeking approval to market and distribute a new drug product in the United States must typically undertake the following:

•	completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s GLP regulations;

•	submission to the FDA of an investigational new drug application, or IND, which must take effect before human clinical trials may begin or, alternatively, following an analogous process outside the United States that is subject to the same standards as clinical trials conducted inside the United States, such as how the Company conducted its Phase 2 trial for its transdermal ibuprofen product in Switzerland;

•	approval by an independent IRB representing each clinical site before each clinical trial may be initiated;

•	performance of adequate and well-controlled human clinical trials in accordance with GCP to establish the safety and efficacy of the proposed drug product for each indication;

•	preparation and submission to the FDA of an NDA;

•	review of the product by an FDA advisory committee, where appropriate or if applicable;

•	satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with GMP requirements and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;

•	payment of user fees and securing FDA approval of the NDA; and

•	compliance with any post-approval requirements, including a REMS, and post-approval studies required by the FDA, and regulations applicable to post-approval marketing, e.g., compliance with good manufacturing practices and adverse event reporting.

Preclinical studies

Preclinical studies include laboratory evaluation of product chemistry, toxicity and formulation, as well as animal studies to assess safety of the drug for initial testing in humans and to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations. The results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things, are submitted to the FDA as part of an IND. Some long-term preclinical testing, such as animal tests of reproductive AEs and carcinogenicity, may continue after the IND is submitted.

Human clinical trials in support of an NDA

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include, among other things, the requirement that all research subjects provide their informed consent in writing before their participation in any clinical trial. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to a proposed clinical trial and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. In addition, an IRB at each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct continuing review. The IRB must review and approve, among other things, the study protocol and informed consent information to be provided to study subjects. An IRB must operate in compliance with FDA regulations. Information about certain clinical trials must be submitted within specific timeframes to the NIH for public dissemination.

Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined:

Phase 1: The drug is initially introduced into healthy human subjects or patients with the target disease (e.g., PD) or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness and to determine optimal dosage.

Phase 2: The drug is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

Phase 3: The drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and, more frequently, if serious AEs occur. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.

Submission of an NDA to the FDA

Assuming successful completion of required clinical testing and other requirements, the results of the preclinical and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the drug product for one or more indications. Under federal law, the submission of most NDAs is additionally subject to an application user fee, currently exceeding $2.1 million.

NDAs for most new drug products are based on two full clinical trials that must contain substantial evidence of the safety and efficacy of the proposed new product. These applications are submitted under Section 505(b)(1) of the FDCA. The FDA is, however, authorized to approve an alternative type of NDA under Section 505(b)(2) of the FDCA. Section 505(b)(2) of the FDCA provides an alternate regulatory pathway to FDA approval for new or improved formulations or new uses of previously approved drug products. Specifically, Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. The applicant may rely upon the FDA’s findings of safety and efficacy for an approved product that acts as the RLD. The FDA may also require 505(b)(2) applicants to perform additional studies or measurements to support the change from the RLD. The FDA may then approve the new product candidate for all or some of the labeled indications for which the referenced product has been approved, as well as for any new indication sought by the Section 505(b)(2) applicant.

Thus, Section 505(b)(2) authorizes the FDA to approve an NDA based on safety and effectiveness data that were not developed by the applicant. If the 505(b)(2) applicant can establish that reliance on the FDA’s previous approval is scientifically appropriate, the applicant may eliminate the need to conduct certain preclinical or clinical trials of the new product. We cannot predict whether the FDA will allow us to use 505(b)(2) for any of our proposed products and we are already aware that they will require significant additional work from us in connection with using it for our transdermal ibuprofen product.

The FDA conducts a preliminary review of an NDA within 60 days of its receipt and informs the sponsor by the 74th day after the FDA’s receipt of the submission whether the application is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission has been accepted for filing, the FDA begins an in-depth substantive review. The FDA has agreed to specified performance goals in the review process of NDAs. For standard and priority NDAs concerning new molecular entities, the FDA’s performance goal is to review and act on 90% of such NDAs within 10 months or six months of the 60-day filing date, respectively. For standard and priority NDAs that do not concern a new molecular entity, the FDA’s performance goal is to review and act on 90% of such NDAs within 10 months or six months of receipt, respectively.

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with GMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical sites to ensure compliance with GCP.

The FDA may also require submission of a REMS plan to mitigate any identified or suspected serious risks. The REMS plan could include medication guides, physician communication plans, assessment plans, and elements to assure safe use, such as restricted distribution methods, patient registries, or other risk minimization tools.

If the FDA approves a product, it may limit the approved indications for use of the product, require that contraindications, warnings, or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess the drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs.

Post-approval requirements

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with GMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from GMP and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain GMP compliance.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including AEs of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or holds on post-approval clinical trials;

•	refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product license approvals;

•	product seizure or detention, condemnation and destruction, or refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.

Abbreviated new drug applications for generic drugs

In 1984, with the passage of the Hatch-Waxman Act, Congress authorized the FDA to approve generic drugs that are the same as drugs previously approved by the FDA under the NDA provisions of the statute. To obtain approval of a generic drug, an applicant must submit an abbreviated new drug application, or ANDA, to the agency.

The FDCA provides a period of five years of non-patent data exclusivity for a new drug containing a new chemical entity. In cases where such exclusivity has been granted, an ANDA or 505(b)(2) application referencing that drug may not be filed with the FDA until the expiration of five years, unless the submission is accompanied by a Paragraph IV certification, in which case the applicant may submit its application four years following the original product approval. CVT-301 will not be eligible for this type of exclusivity. The FDCA also provides for a period of three years of exclusivity if the NDA includes reports of one or more new clinical investigations, other than bioavailability or bioequivalence studies, that were conducted by or for the applicant and are essential to the approval of the application.

Hatch-Waxman patent certification and the 30-month stay

Upon approval of an NDA or a supplement thereto, NDA sponsors are required to list with the FDA each patent with claims that cover the applicant’s product or an approved method of using the product. Each of the patents listed by the NDA sponsor is published in the Orange Book. When an ANDA applicant files its application with the FDA, the applicant is required to certify to the FDA concerning any patents listed for the reference product in the Orange Book, except for patents covering methods of use for which the ANDA applicant is not seeking approval. To the extent that the Section 505(b)(2) applicant is relying on studies conducted for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the Orange Book to the same extent that an ANDA applicant would.

Specifically, the applicant must certify with respect to each patent that:

•	the required patent information has not been filed;

•	the listed patent has expired;

•	the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or

•	the listed patent is invalid, unenforceable or will not be infringed by the new product.

A certification that the new product will not infringe the already approved product’s listed patents or that such patents are invalid or unenforceable is called a Paragraph IV certification.

If the ANDA or 505(b)(2) applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA or 505(b)(2) application has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days after the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA or 505(b)(2) application until the earlier of 30 months after the receipt of the Paragraph IV notice, expiration of the patent, or a decision in the infringement case that is favorable to the ANDA applicant.

Combination products

AX-IBU-01 and other products in our pipeline are combination products. Combination products include products comprised of two or more FDA-regulated components (i.e., drug/device, biologic/device, drug/biologic or drug/device/biologic) that are physically, chemically, or otherwise combined or mixed and produced as a single entity.

FDA regulations require that the FDA determine the combination product’s primary mode of action, or PMOA, which is the single mode of a combination product that provides the most important therapeutic action of the combination product. The branch of the FDA, or Center, that regulates that portion of the product that generates the PMOA or that has expertise in the relevant therapeutic area becomes the lead evaluator. When evaluating an application, a lead Center may consult other Centers but still retain complete reviewing authority, or it may collaborate with another Center, by which the lead Center assigns review of a specific section of the application to another Center, delegating its review authority for that section. Typically, the FDA requires a single marketing application submitted to the Center selected to be the lead evaluator, although the agency has the discretion to require separate applications to more than one Center. The marketing application for AX-IBU-01 and other products will be reviewed by the Pain and Analgesic Center.

Review and approval of drug products in the European Union

Whether or not we obtain FDA approval for a product, we would need to obtain the necessary approvals by the comparable foreign regulatory authorities before we can commence clinical trials or marketing of the product in those countries or jurisdictions. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.

To obtain marketing approval of a drug under European Union regulatory systems, an applicant must submit a marketing authorization application either under a centralized or decentralized procedure.

The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid for all European Union member states. The centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy products and products with a new active substance indicated for the treatment of certain diseases.

The decentralized procedure is available to applicants who wish to market a product in various European Union member states where such product has not received marketing approval in any European Union member states before. The decentralized procedure provides for approval by one or more other, or concerned, member states of an assessment of an application performed by one member state designated by the applicant, known as the reference member state.

In the European Union, new chemical entities qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity. The overall 10-year period will be extended to a maximum of 11 years if, during the first eight of those 10 years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. AX-IBU-01 will not be eligible for this type of exclusivity.

In the European Union, a marketing application for a product that, although similar to an approved medicinal product does not qualify as a generic, may also seek to rely to some degree on the data in the dossier for the approved product. As with a generic product, the application may not be submitted until expiration of the data exclusivity period, and the product, if approved, may not be placed on the market until expiration of the market exclusivity period. Such an application must also contain data specific to the proposed product, however. The extent to which such a “hybrid” application requires new data is determined on a case-by-case basis by the competent authorities, based on the differences between the innovative medicinal product and the medicinal product subject to the hybrid application for marketing authorization. The purpose of the pre-clinical tests and clinical trials is to generate additional data that complement the data relating to the innovative medicinal product and to demonstrate the quality, safety and efficacy of the medicinal product for which authorization is sought.

Pharmaceutical coverage, pricing and reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of products approved by the FDA and other government authorities. Sales of any of our product candidates, if approved, will depend, in part, on the extent to which the costs of the products will be covered by third-party payors, including government health programs such as Medicare and Medicaid, commercial health insurers and managed care organizations. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors may limit coverage to specific products on an approved list, or formulary, which might not include all of the approved products for a particular indication.

In order to secure coverage and reimbursement for any product that might be approved for sale, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable regulatory approvals. A payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Third-party reimbursement may not be sufficient to enable us to maintain price levels high enough to realize an appropriate return on our investment in product development.

The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid health care costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. Adoption of such controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceuticals.

In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that drug products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular drug candidate to currently available therapies.

New legislation and regulations

From time to time, legislation is drafted, introduced and passed in Congress that could significantly change the statutory provisions governing the testing, approval, manufacturing and marketing of products regulated by the FDA. In addition to new legislation, FDA regulations and policies are often revised or interpreted by the agency in ways that may significantly affect our business and our products. It is impossible to predict whether further legislative changes will be enacted, or FDA regulations, guidance, policies or interpretations changed or what the impact of such changes, if any, may be.

The marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, an increasing emphasis on managed care in the United States has increased and we expect will continue to increase the pressure on drug pricing. Coverage policies, third-party reimbursement rates and drug pricing regulation may change at any time. In particular, the ACA was enacted in the United States in March 2010 and contains provisions that may reduce the profitability of drug products, including, for example, increased rebates for drugs sold to Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs.

Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Health care law and regulation

Health care providers, physicians and third-party payors play a primary role in the recommendation and prescription of drug products that are granted marketing approval. Arrangements with third-party payors and customers are subject to broadly applicable fraud and abuse and other health care laws and regulations. Such restrictions under applicable federal and state healthcare laws and regulations, include the following:

•	the federal health care Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal health care program such as Medicare and Medicaid;

•	the federal False Claims Act imposes civil penalties, and provides for civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

•	HIPAA imposes criminal and civil liability for executing a scheme to defraud any health care benefit program or making false statements relating to health care matters;

•	the federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for health care benefits, items or services;

•	the federal transparency requirements under the Health Care Reform Law will require manufacturers of drugs, devices, biologics and medical supplies to report to the Department of Health and Human Services information related to payments and other transfers of value to physicians and teaching hospitals and physician ownership and investment interests; and

•	analogous state and foreign laws and regulations.

Efforts to ensure that our business arrangements with third parties will comply with applicable health care laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other health care laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, exclusion from government funded health care programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. If any of the physicians or other providers or entities with whom we expect to do business are found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded health care programs.

Environmental, health and safety laws and regulations

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the use, generation, manufacture, distribution, storage, handling, treatment, remediation and disposal of hazardous materials and wastes. Our operations involve the use of hazardous materials, and the risk of injury, contamination or noncompliance with environmental, health and safety requirements cannot be eliminated. Although compliance with such laws and regulations has not had a material effect on our capital expenditures, earnings or competitive position, environmental, health and safety laws and regulations have tended to become increasingly stringent and, to the extent legal or regulatory changes occur in the future, they could result in, among other things, increased costs to us.

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. While we believe that our transdermal technologies and scientific knowledge provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions and governmental agencies and public and private research institutions. Any drug candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future. For example, we believe that the main competitors for AX-IBU-01 are therapies that can effectively treat the symptoms associated with osteoarthritis, or OA, with fewer AEs commonly associated with NSAIDs. These therapies include a number of topical formulations of NSAIDs (e.g., ibuprofen, diclofenac, and ketoprofen). Topical NSAIDs have been shown to provide analgesia through the same mechanism of action as oral NSAIDs, but because the activity of topical NSAIDs is effectively confined to the application site, systemic exposure—and consequently, the risk for gastrointestinal, cardiovascular, and renal toxicity—has been shown to be lower than that observed with oral NSAIDs. The current market for topical NSAIDS consists primarily of the four products: Voltaren ®, Pennsaid ®, Solaraze ® and Flector ®. If approved for the treatment of osteoarthritis, AX-IBU-01 would compete against these therapies. The key competitive factors affecting the success of AX-IBU-01 and any other drug candidates that we develop, if approved, are likely to be their efficacy, safety, convenience, price, the level of generic competition and the availability of reimbursement from government and other third-party payors.

Many of our competitors may have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical, biotechnology and diagnostic industries may result in even more resources being concentrated among a smaller number of our competitors. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

Specific competitors include, but are not limited to Johnson & Johnson, Novartis, Abbott, Boehringer Ingelheim, Bayer, GlaxoSmithKline, Pfizer, Bristol-Myers Squibb, Merck, and specialty/drug delivery pharmaceutical companies including Altea Therapeutics, Avanir Pharmaceuticals, Anacor, Endo Pharmaceuticals, IDEA AG, Immunosyn Corporation, MacroChem, MediQuest Therapeutics, Noven Pharmaceuticals, Quigley Corporation, Transdel Pharmaceuticals and Vyteris. The market for transdermal drug delivery systems is large and growing rapidly and is likely to attract new entrants.

Intellectual property

We have an exclusive worldwide license from BioChemics, our former parent, of patents, patent applications and know how related to transdermal drug delivery, and to five pharmaceutical products for the prescriptive prophylactic or therapeutic treatment of non-dermal pain in humans. The products are transdermal ibuprofen, benfotiamine, gabapentin, celecoxib and rofecoxib. The license covers 24 issued patents and pending patent applications in the United States or foreign countries. Currently, one pending patent application covers the ibuprofen and benfotiamine transdermal products for which regulatory approval is being sought. The license does not require royalties or similar payments. Alterix does reimburse expenses and is responsible for maintaining and prosecuting licensed patents. We must use commercially reasonable efforts to develop each product through regulatory approval. We have the option to expand the license to include new drugs or drug delivery mechanisms developed in the future and also may request that other pharmaceutical products for pain other than in the skin be added to the five products currently covered by the license. The term of the license is 20 years (January 2035), but it is renewable at our option for unlimited additional two year terms. We will continue to pursue patent protection in connection with development efforts and advances.

All of the patents and patent applications which we license relate to technology to deliver drugs transdermally. In the portfolio of 24, there are two issued United States patents and seven issued foreign patents. The issued patents generally are expected to expire between 2020 and 2030. The remainder consist of one United States patent application and 14 foreign patent applications.

It should be noted that, in order to meet its obligations to the SEC and others, BioChemics may sell, or grant security interests in, its intellectual property, including the intellectual property that we license from BioChemics and that we depend on for our business. In addition, there are third parties to whom BioChemics has already granted security interests in its intellectual property. BioChemics is in default of the obligations for which it has granted security interests and may not be able to meet other obligations in the future, including those to the SEC in connection with the BioChemics SEC Enforcement Action. If any creditor of BioChemics asserts its rights against BioChemics, such actions may result in a party other than BioChemics being the licensor of the intellectual property on which we depend. While the terms of our license from BioChemics do not impose significant obligations on the licensor, a change in that party would, at a minimum, introduce substantial uncertainty with respect to a key business relationship of the Company and could have a material adverse effect on our ability to license this intellectual property in the future. See “Risk Factors—Our business is substantially dependent upon the intellectual property rights that we license from BioChemics.”

The term of individual patents depends upon the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the date of filing the non-provisional application or PCT application. In the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier-filed patent. The patent term of a patent that covers an approved drug may also be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during the development and regulatory review process. To obtain a patent extension in the United States, the term of the relevant patent must not have expired before the extension application, the patent cannot have been extended previously under this law, an application for extension must be submitted, the product must be subject to regulatory review prior to its commercialization, and the permission for the commercial marketing or use of the product after such regulatory review period must be the first permitted commercial marketing or use of the product.

Trade secrets

We endeavor to maintain trade secret protection for certain aspects of our technology. In some situations, maintaining information as a trade secret is more appropriate than filing a patent application. For example, we have a number of trade secrets relating to the manufacturing process.

Third-party rights

Many pharmaceutical companies, biotechnology companies and academic institutions are competing with us in the field of transdermal drug delivery and filing patent applications potentially relevant to our business. In order to contend with the strong possibility of third-party intellectual property conflicts, we periodically conduct freedom-to-operate studies, but such studies may not uncover all patents relevant to our business.

From time to time, we find it necessary or prudent to obtain licenses from third-party intellectual property holders. Where licenses are readily available at reasonable cost, such licenses are considered a normal cost of doing business. In other instances, however, we may use the results of freedom-to-operate studies to guide our early-stage research away from areas where we are likely to encounter obstacles in the form of third-party intellectual property. For example, where a third party holds relevant intellectual property and is a direct competitor, a license might not be available on commercially reasonable terms or available at all. We strive to identify potential third-party intellectual property issues in the early stages of research of our research programs, in order to minimize the cost and disruption of resolving such issues.

In spite of these efforts to avoid obstacles and disruptions arising from third-party intellectual property, it is impossible to establish with certainty that our technology or our product programs will be free of claims that we infringe, misappropriate or otherwise violate the rights of third-party intellectual property holders. Even with modern databases and on-line search engines, freedom-to-operate searches are imperfect and may fail to identify relevant patents and published applications. Even when a third-party patent is identified, we may conclude that we do not infringe the patent or that the patent is invalid. If the third- party patent owner disagrees with our conclusion and we continue with the business activity in question, patent litigation may result. We might decide to initiate litigation in an attempt to have a court declare the third-party patent invalid or non-infringed by our activity. In either scenario, patent litigation typically is costly and time consuming, and the outcome is uncertain. Ultimately, in the case of an adverse outcome in litigation, we could be prevented from commercializing a product or using certain aspects of our technology as a result of patent infringement claims asserted against us. This could have a material adverse effect on our business. For further discussion of the risks relating to intellectual property see “Risk factors—Risks related to our intellectual property.”

Employees

As of August     , 2015, we had six full time employees. Of these employees, three are engaged in research and development and three are engaged in finance, human resources, facilities and business and general management. We have no collective bargaining agreements with our employees and we have not experienced any work stoppages. We consider our relations with our employees to be good.

Legal proceedings

From time to time, we are subject to various legal proceedings and claims that arise in the ordinary course of our business activities. Although the results of litigation and claims cannot be predicted with certainty, as of the date of this prospectus, we do not believe we are party to any claim or litigation, the probable outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive officers and directors

Below is a list of the names, ages as of August     , 2015 and positions, and a brief account of the business experience of the individuals who serve as our executive officers and directors as of the date of this prospectus.

INDIVIDUAL	POSITION	AGE
Patrick T. Mooney, M.D.	Chief Executive Officer and Director	[ ]
David R Staskin, M.D.	President, Secretary and Director	61
Frank A. Manguso	Chief Financial Officer and Treasurer	74
John J Clarke Jr.	Director	72
Frederic J. de Bure	Director	42
Janice D. DiPietro, D.B.A.	Director	57
Galen Grayson, M.D.	Director	55
Harry G McCoy, Pharm.D.	Director	63

Patrick T. Mooney, M.D. became our Chief Executive Officer in June 2015 and was elected to our board of directors in the same month. Prior to joining Alterix, Dr. Mooney was an independent consultant to Alexander Capital, L.P., the representative of the underwriters in this offering, from April 2014 to June 2015. Prior to that time, Dr. Mooney served as President, Chief Executive Officer and Chairman of the Board of Echo Therapeutics, Inc. (NASDAQ: ECTE) from 2007 to 2013. Dr. Mooney previously served as President, Chief Executive Officer and Director of Echo Therapeutics, Inc. (a privately-held pharmaceutical company prior to its merger with Sontra Medical Corporation) from 2006 to 2007. Prior to joining Echo Therapeutics, Inc., Dr. Mooney was President, Chief Executive Officer and Chairman of Aphton Corporation (NASDAQ: APHT), a biopharmaceutical company, from 2004 to 2006. Dr. Mooney was a Senior Biotechnology Analyst at Thomas Weisel Partners, LLC, a full service merchant banking firm, and a Senior Biotechnology Analyst at Janney Montgomery Scott, LLC, a full services investment banking firm. He graduated from the Jefferson Medical College of Thomas Jefferson University and trained as a surgical resident at Thomas Jefferson University Hospital. Dr. Mooney served on the Board of Directors of Metastat, a cancer therapy company, from March 2012 to October 2014. Dr. Mooney’s knowledge of the capital markets, his experience as the Chief Executive Officer and Chief Medical Officer of Aphton, and his medical training provide invaluable expertise to our Board and executive management team in matters regarding our operations, product development, capital requirements and strategic direction. During Dr. Mooney’s tenure at Aphton Corporation, on May 23, 2006, Aphton Corporation declared bankruptcy under Chapter 11 of the United Sates Bankruptcy Code.

David Staskin, M.D. has served as our President and Secretary, and as a director, since January 2015. Prior to joining the Company, Dr. Staskin practiced as an academic urologist beginning in 1985. (1985-89 Faculty, Boston University Medical Center, University Hospital; 1989-2002 Faculty, Harvard Medical School, Beth Israel Medical Center; 2002-08 Faculty, Weill-Cornell Medical College, New York Presbyterian Hospital; 2008-present Faculty, Tufts University, St. Elizabeth’s Medical Center. In addition, Dr. Staskin has been an active consultant in the medical and device industries since 1987. He has multiple device patents which have resulted in four successful commercial products and served as a consultant for development and commercialization of these products with American Medical Systems since 1999. Recently, Dr. Staskin has served as a consultant on the Allergan, National Medical Advisory Board—Executive Council, and the Astellas Pharma, National and International Medical Advisory Boards. He has published extensively, including more than 125 peer-reviewed publications and four textbooks. Dr. Staskin has also served on the board of directors of a number of medical societies, including the Society for Urodynamics and Female Urology, the American Urogynecological Society and the American Association Clinical Urologists. Dr. Staskin holds a B.A. from Cornell University and an M.D. from Hahnemann Medical College of Drexel University. Dr. Staskin performed his residency at the University of Pennsylvania, where he was a National Kidney Foundation Scholar in pharmacology, and completed his post-graduate fellowship at the University of California Los Angeles. We believe that Dr. Staskin’s extensive experience as a consultant to the pharmaceutical and medical device industry advising on all stages of drug and devise development as well as his academic and scientific background qualifies him to serve as a member of our board of directors.

Frank A. Manguso, CPA, M.B.A. has served as our Treasurer and Chief Financial Officer since January 2015. Prior to joining the Company, Mr. Manguso was a self-employed business consultant from 2001 to 2014, and a SCORE mentor from 2004 to 2014. Prior to that, Mr. Manguso served as Chief Financial Officer of Star Solutions, Inc. from 1999-2001. Prior to Star Solutions, Mr. Manguso served as Chief Executive Officer and Chief Financial Officer of Z-LOK Industries, Inc. from 1990-1999. Prior to Z-LOK Industries, Mr. Manguso served as Director of Management Information Consulting at Bank Boston Corporation from 1970-1990. Before that, Mr. Manguso also held management positions at two Gillette companies, Sterilon and Gillette of Puerto Rico. Mr. Manguso holds an A.B. from Harvard College and an M.B.A. from Babson College.

John J Clarke Jr. has served on the Board of Directors of the Company since May 2015. Mr. Clarke currently serves as a Co-Founder of The Baldwin & Clarke Companies, a diversified financial services organization made up of four independent companies established in 1972. Mr. Clarke was a founder and director of two New Hampshire state chartered commercial banks, Centerpoint Bank, from 1990 to 1997, and Centrix Bank, from 1999 /to 2014. In 2003 Mr. Clarke started The Triumph Investment Funds which invested in commercial banks around the United States. Mr. Clarke has been a director for a number of for-profit and nonprofit organizations for the past 30 years. Mr. Clarke holds a B.A. degree from Northeastern University and is a registered principal with the Financial Industry Regulatory Authority. We believe that Mr. Clarke extensive experience in finance and management with a special emphasis on startups, healthcare and manufacturing qualifies him to serve as a member of our board of directors.

Frederic J. de Bure has served on the Board of Directors of the Company since January 2015. Since 2006, Mr. de Bure has served as a Partner with IDG Ventures SEA. Prior to joining IDG Ventures, Mr. de Bure served in a number of roles for eBay, Inc. culminating in South East Asia Managing Director from 2001 to 2005. Mr. de Bure also served as a Founder of Commonstream.com from 1999 to 2001. Prior to CommonStream, Mr. de Bure served as an Associate for the Cowen Group, Inc. from 1998 to 1999, and served as an analyst in the corporate finance group of the Bear Stearns Companies, Inc. in New York and Hong Kong from 1993 to 1996. Mr. de Bure currently sits or has sat on the boards of MJ Group (since 2012), The Rubicon Network (2012 to 2014), IDG Ventures SEA (since 2007), In2Nite (since 2012) and YWS International (2010 to 2014). Mr. de Bure holds a B.A. from Vassar College and an M.B.A. from the University of Chicago School of Business. We believe that Mr. de Bure’s extensive experience in investment management and healthcare technology as a former healthcare and technology banker as well as a technology venture capitalist qualifies him to serve as a member of our board of directors.

Janice D. DiPietro, D.B.A. has served on the Board of Directors of the Company since January 2015. Since October 2014 Dr. DiPietro has served as Chief Executive Officer of Exceptional Leaders International, LLC. Prior to Exceptional Leaders, Dr. DiPietro served as President of Morgan Samuels from January 2012 to September 2014. Prior to Morgan Samuels, Dr. DiPietro led the consulting practice for Tatum, LLC from January 2002 to November 2012. Dr. DiPietro began her career as a member of the audit, then consulting practices of Ernst & Young LLP. Ms. DiPietro served as a Director of Relevant Data from July 2012 to June 2013. Ms. DiPietro also currently serves on the Board of the Bentley University Executive Club, a directorship she has held since May, 2008. Dr. DiPietro holds a B.S. from Bentley University and an M.B.A. and D.B.A. from Boston University. We believe that Dr. DiPietro’s extensive experience in advising companies in various industries, including technology, life sciences and business services, with regard to critical strategic, operational, financial and human capital issues, as well as her academic background qualifies her to serve as a member of our board of directors.

Galen Grayson, M.D. has served on the Board of Directors of the Company since January 2015. Since 2010, Dr. Grayson has served as the Founder and President of the Carolina Eye Institute and served as the Executive

Vice President and Board of Directors Member of Educational Adventures, LLC from 2002 to 2008. Dr. Grayson also served as a Commissioner for the North Carolina Boxing Commission from 1998 to 2001 and served in the United States Navy as a Medical Officer and Platoon Commander from 1983 to 1996. Dr. Grayson is currently the Medical Director for Carolinas Healthcare System Ophthalmology Clinic. Dr. Grayson holds a B.S. from Morehouse College and an M.D. from Harvard Medical School. We believe that Dr. Grayson’s extensive medical experience, as well as his scientific and academic background qualifies him to serve as a member of our board of directors.

Harry G. McCoy, Pharm.D. has served on the board of Directors of the Company since January 2015 and served as our Chief Executive Officer from January 2015 to June 2015. Prior to joining our Company, Dr. McCoy served as President and Chief Executive Officer of Thorne Diagnostics, Inc. from March 2008 to March 2015 and President of Hamilton Thorne Biosciences, Inc. from February 2001 to March 2008. Dr. McCoy was also a Founder, President and Executive Chairman of MEDTOX Scientific, Inc., formerly known as Editek, Inc., from January 1984 to October 2000. In addition to his responsibilities with the Company, Dr. McCoy is currently Co-Founder and Chairman of the Board of Directors of North Shore InnoVentures, Inc., a non-profit incubator of early-stage biotechnology and clean technology companies, as well as a Director at Attogen, Inc., an early-stage drug discovery company. Dr. McCoy previously served on the board of AppTec, a biopharmaceutical manufacturing company. Dr. McCoy also previously served as an Associate Professor at the University of Minnesota College of Pharmacy and a Clinical Assistant Professor at the University of North Dakota School of Medicine. Dr. McCoy holds a B.A. in Biology from the University of California, San Diego and a Pharm.D. from the University of California, San Francisco and completed his post-doctoral fellowship in pharmacokinetics at the University of Minnesota. We believe that Dr. McCoy’s extensive experience as a pharmaceutical industry leader as well as his academic and scientific background qualifies him to serve as a member of our board of directors.

Board composition

Our board of directors is currently comprised of seven members. Our directors hold office until their successors have been elected and qualified or until their earlier death, resignation or removal. There are no family relationships among any of our directors or executive officers.

Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. Upon completion of this offering, each of our directors identified above will serve in the class indicated. Subject to any earlier resignation or removal in accordance with the terms of our amended and restated certificate of incorporation and amended and restated by-laws that we expect to be in effect upon the closing of this offering, our Class I directors will serve until the first annual meeting of stockholders following the completion of this offering; our Class II directors will serve until the second annual meeting of stockholders following the completion of this offering; and our Class III directors will serve until the third annual meeting of stockholders following the completion of this offering.

Board committees

Our board of directors has three standing committees: the audit committee, the compensation committee and the nominating and corporate governance committee.

Audit committee

Our audit committee is composed of Dr. DiPietro, Mr. Clarke and Dr. Grayson, with Mr. Clarke serving as chairman of the committee. Our board of directors has determined that each member of the audit committee meets the independence requirements of Rule 10A-3 under the Exchange Act and the applicable listing standards of the NASDAQ Global Market. Our board of directors has determined that Dr. DiPietro is an “audit committee financial expert” within the meaning of the SEC regulations and applicable listing standards of the NASDAQ Global Market. The audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the qualifications, performance and independence of our independent registered public accounting firm;

•	pre-approving audit and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing the internal audit plan with the independent registered public accounting firm and members of management responsible for preparing our financial statements;

•	reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	setting policies for our hiring of employees or former employees of our independent registered public accounting firm;

•	reviewing our significant risks or exposures and assessing the steps that management has taken or should take to monitor and minimize such risks or exposures;

•	reviewing the adequacy of our internal control over financial reporting, including information system controls and security;

•	coordinating our board of director’s oversight of our code of business conduct and our disclosure of controls and procedures;

•	monitoring developments in income tax laws and regulations;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•	recommending, based upon the audit committee’s review and discussions with management and the independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 10-K;

•	monitoring our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	preparing the audit committee report required by the rules of the SEC to be included in our annual proxy statement;

•	reviewing all related party transactions for potential conflict of interest situations and approving all such transactions; and

•	reviewing and discussing with management and our independent registered public accounting firm our earnings releases and scripts.

Compensation committee

Our compensation committee is composed of Dr. DiPietro, Mr. DeBure and Mr. Clarke, with Dr. DiPietro serving as chairman of the committee.

Our board of directors has determined that each member of the compensation committee is “independent” as defined under the applicable listing standards of the NASDAQ Global Market. The compensation committee’s responsibilities include:

•	annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer;

•	evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining and approving the compensation of our chief executive officer;

•	reviewing and approving the compensation of our other executive officers;

•	appointing, compensating and overseeing the work of any compensation consultant, legal counsel or other advisor retained by the compensation committee;

•	conducting the independence assessment outlined in the listing standards of the NASDAQ Global Market with respect to any compensation consultant, legal counsel or other advisor retained by the compensation committee; annually reviewing and reassessing the adequacy of the committee charter;

•	reviewing and establishing our overall management compensation, and our compensation philosophy and policy;

•	overseeing and administering our compensation and other compensatory plans;

•	reviewing and approving our equity and incentive policies and procedures for the grant of equity-based awards and approving the grant of such equity-based awards;

•	reviewing and making recommendations to our board of directors with respect to non-employee director compensation; and

•	producing a report on executive compensation to be included in our annual proxy statement or Annual Report on Form 10-K.

Nominating and corporate governance committee

Our nominating and corporate governance committee is composed of Mr. Clarke, Mr. DeBure and Dr. Grayson, with Mr. DeBure serving as chairman of the committee. Our board of directors has determined that each member of the nominating and corporate governance committee is “independent” as defined under the applicable listing standards of the NASDAQ Global Market. The nominating and corporate governance committee’s responsibilities include:

•	developing and recommending to our board of directors criteria for board and committee membership;

•	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

•	identifying individuals qualified to become members of our board of directors;

•	recommending to our board of directors the persons to be nominated for election as directors and to each of our board’s committees;

•	developing and recommending to our board of directors a set of corporate governance principles;

•	articulating to each director what is expected, including reference to the corporate governance principles and directors’ duties and responsibilities;

•	reviewing and recommending to our board of directors practices and policies with respect to directors;

•	reviewing and recommending to our board of directors the functions, duties and compositions of the committees of our board of directors;

•	reviewing and assessing the adequacy of the committee charter and submitting any changes to our board of directors for approval;

•	consider and report to our board of directors any questions of possible conflicts of interest of board of directors members;

•	provide for new director orientation and continuing education for existing directors on a periodic basis;

•	performing an evaluation of the performance of the committee; and

•	overseeing the evaluation of our board of Directors and management. Our board of directors may establish other committees from time to time.

Compensation committee interlocks and insider participation

None of the members of our compensation committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. For a description of transactions between us and members of our compensation committee and affiliates of such members, please see “Certain relationships and related party transactions.”

Code of business conduct and ethics

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Upon the closing of this offering, our code of business conduct and ethics will be available on our website, http://www.alterix.com/. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website, http://www.alterix.com/.

EXECUTIVE AND DIRECTOR COMPENSATION

Summary Compensation Table

The following table sets forth information regarding the compensation awarded to, earned by, or paid to certain of our executive officers during the year ended December 31, 2014. The executive officers listed below are our principal executive officer, our former principal executive officer, and the two most highly compensated executive officers other than our principal executive officer. These officers are referred to as our “named executive officers.”

Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-equity incentive plan compensation (4)	Non- qualified deferred compensation earnings ($)	All other compensation ($)	Total ($)

Patrick T. Mooney, M.D. Chief Executive Officer	2014	—	—	—	—	—	—	—	—

Harry G McCoy, Pharm.D., Chief Executive Officer*	2014	—	—	—	—	—	—	—	—

David R Staskin, M.D., President and Secretary	2014	—	—	—	—	—	—	—	—

Frank A. Manguso, Chief Financial Officer and Treasurer	2014	—	—	—	—	—	—	—	—

*	Dr. McCoy served as our Chief Executive Officer from January 2015 to June 2015.

Narrative Disclosure to Summary Compensation Table

Elements of executive compensation

None of our named executive officers received any compensation from the Company during the period ended March 31, 2015. The compensation of our named executive officers in fiscal year 2015 will consist of base salary and equity awards as well as employee benefits that are made available to substantially all salaried employees.

Base salaries. Base salaries for our named executive officers are determined annually by our board of directors after reviewing the recommendation of our compensation committee, unless otherwise provided for in the agreements described below. When making its base salary recommendations to our board of directors, our compensation committee takes factors into account such as each executive’s experience and individual performance, the company’s performance as a whole, including our Chief Executive Officer’s assessment of the company’s performance, survey data for comparable life science companies, cost of living adjustments and other industry conditions, but does not assign any specific weighting to any factor. Effective April 1, 2015, based on the recommendation of our compensation committee, our board of directors approved base salaries for each of our named executive officers, resulting in an annual base salary of $300,000 for Dr. Staskin, and $250,000 for Mr. Manguso. Dr. Mooney’s base salary is established by contract at $480,000 per year.

Equity awards. Our named executive officers will participate in our 2015 Equity Plan. See “Equity and Incentive plans—2015 Equity Plan” below for a description of this plan. These awards will generally be subject to time-based vesting conditions.

Cash bonuses. The Company does not now have a cash bonus plan, but may implement one during 2015.

Benefits. We provide modest benefits to our named executive officers, which are limited to participation in our tax-qualified retirement plan, or our 401(k) plan, and basic health and welfare benefit coverage. These benefits are available to substantially all of our salaried employees.

Employment agreements. We have entered into an employment agreements with our Chief Executive Officer. See “Employment Agreement” below for a description of these agreements.

Grants of plan-based awards at fiscal year-end

None of our named executive officers received any grants of stock, option awards or other plan-based awards during the year ended December 31, 2014 or the three months ended March 31, 2015. The Company has no activity with respect to these awards.

Options exercised and stock vested at fiscal year-end

None of our named executive officers exercised any stock options, and no restricted stock units, if any, held by our named executive officers vested during the year ended December 31, 2014 or the three months ended March 31, 2015. The Company has no activity with respect to these awards.

Outstanding equity awards at fiscal year-end

There were no equity awards held by our named executive officers as of December 31, 2014 or the three months ended March 31, 2015.

Employment agreement

There were no formal employment agreements with any of our named executive officers as of December 31, 2014. In June 2015, we entered into an employment agreement with Dr. Mooney. The agreement provides for participation in the benefit plans the Company provides to its employees generally, reimbursement of reasonable business travel, business development and other business expenses, and participation in the 2015 Equity Plan. It also contains restrictive covenants, including those pertaining to proprietary information, assignment of developments, non-competition and non-solicitation.

With respect to salary, Dr. Mooney, our Chief Executive Officer, will be paid an annual salary of $480,000, provided that the salary does not begin to be paid until the month in which the Company receives proceeds from the sale of shares of stock, or promissory notes convertible into shares of stock, which total $3,000,000 or more in the aggregate. Prior to that month, the Company is to pay him a monthly stipend of $10,000 until the month in which the Company receives proceeds from the sale of shares of stock, or promissory notes convertible into shares of stock, which total $500,000 or more in the aggregate. Commencing with the month in which the Company receives the $500,000 in proceeds described in the preceding sentence, the Company will pay Dr. Mooney a monthly stipend of $20,000. If, prior to the Company meeting the $3,000,000 threshold described above, it has received proceeds from the sale of shares of stock, or promissory notes convertible into shares of stock, which total $1,500,000 or more in the aggregate, the Company will pay Dr. Mooney a monthly stipend of $30,000 commencing with the month in which the aggregate proceeds received equal or exceed $1,500,000. Dr. Mooney is eligible to receive an annual bonus in an amount up to 100% of his base salary based on the Company’s financial performance in each calendar year. The Company will also pay Dr. Mooney a one-time bonus within 180 days of the closing of this offering. The amount of that bonus will be determined by multiplying (i) the price per share set forth on the cover page of the final prospectus filed by the Company by (ii) the number of shares set forth as “Common stock to be outstanding after the offering” by (iii) 0.9%. In the event the underwriters of this offering exercise their overallotment option Dr. Mooney will be paid an additional bonus, which will be calculated in the same manner as the provided above, except that the number of shares in item (ii) will be the number of shares purchased by the underwriters in their exercise of the overallotment option.

Pursuant to the 2015 Equity Plan, Dr. Mooney will receive an Incentive Stock Option for the purchase of 3,461,540 shares of Common Stock, which number will be subject to adjustment in the event of a stock split, reverse stock split, stock dividend or similar event, at 100% of the then fair market value of the common stock. The Incentive Stock Option Grant Notice will include a vesting schedule as follows: (i) 692,308 shares vest on closing of this offering, (ii) 692,308 shares vest on the date the first patient is enrolled in the contemplated pivotal Phase 2B/3 clinical trial of AX-IBU-01, (iii) 692,308 shares vest on the date the first patient is enrolled in the contemplated Phase 1/2 clinical trial of AX-DN-01, and (iv) 1,384,616 shares vest on the submission of a new drug application for AX-IBU-01. In addition, the Company will also grant to Dr. Mooney 1,384,616 shares of Common Stock pursuant to a restricted stock agreement.

The term of Dr. Mooney’s employment agreement is for three years unless earlier terminated upon the first to occur of the following: (i) the employee’s death or permanent disability, (ii) the agreement is terminated for Cause (as defined in the agreement) by the Company; (iii) the agreement is terminated for Good Reason (as defined in the agreement) by the employee, (iv) the agreement is terminated without Cause by the Company, or (v) the agreement is terminated by the employee without Good Reason. Upon the termination of Dr. Mooney’s employment with Alterix, Dr. Mooney is entitled to receive all earned or accrued but unpaid salary, accrued vacation and reimbursement of approved business expenses as well as all amounts or benefits to which Dr. Mooney is entitled under any applicable employee benefit plan in which he was a participant during his employment with Alterix. If Dr. Mooney’s employment agreement is terminated by the Company without Cause or by Dr. Mooney with Good Reason, Dr. Mooney is entitled to receive a lump sum equal to his base salary and benefits for a period of 24 months and a lump sum equal to the annual bonus he received for the preceding year.

Retirement plans

We do not maintain any qualified or non-qualified defined benefit plans or supplemental executive retirement plans that cover our named executive officers. Our 401(k) plan permits eligible employees to defer their annual eligible compensation subject to the limitations imposed by the Internal Revenue Service, or the IRS. We may, but are not required to, make discretionary profit-sharing contributions on behalf of eligible employees under this plan. We did not make any contributions on behalf of eligible employees in fiscal year 2014.

Non-Employee Director Compensation Policy

Our board of directors has adopted a non-employee director compensation policy, effective in connection with this offering, which is designed to enable us to attract and retain, on a long-term basis, highly qualified non-employee directors. Under the policy, all non-employee directors will be paid cash compensation from and after the completion of this offering, as set forth in the following table:

Annual Retainer
Board of Directors:
All non-employee members	$35,000
Additional retainer for chair	$25,000
Audit Committee:
Members	$7,500
Additional retainer for chair	$7,500
Compensation Committee:
Members	$5,000
Additional retainer for chair	$5,000
Nominating and Corporate Governance Committee:
Members	$3,000
Additional retainer for chair	$3,000

Under our non-employee director compensation policy, each non-employee director who is initially appointed or elected to our board of directors will be eligible to receive a grant of stock options to purchase shares of our common stock under the 2015 Equity Plan at the time of his or her initial appointment or election to our board of directors, which will vest annually in equal installments over a three-year period, subject to the director remaining in service on the applicable vesting date. In addition, each continuing non-employee director will be eligible to receive, at each annual meeting of our shareholders, an annual stock option grant to purchase shares of our common stock, which will vest in full on the first anniversary of the grant date, subject to the director remaining in service on the vesting date. The stock options will be granted with an exercise price equal to the fair market value of a share of our common stock on the date of grant and have a 10-year term. In connection with this offering, each non-employee director will receive the initial grant of stock options described above, which will have an exercise price equal to the offering price.

Equity and incentive plans

2015 Equity Plan

In connection with this offering, our board of directors will adopt the 2015 Equity Plan, and, following this offering, all equity-based awards will be granted under the 2015 Equity Plan. The following summary describes the material terms of the 2015 Equity Plan. This summary of the 2015 Equity Plan is not a complete description of all provisions of the 2015 Equity Plan and is qualified in its entirety by reference to the 2015 Equity Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Administration. The 2015 Equity Plan will be administered by our compensation committee. Our compensation committee has the authority to, among other things, interpret the 2015 Equity Plan, determine eligibility for, grant and determine the terms of awards under the 2015 Equity Plan, determine the form of settlement of awards (whether in cash, shares of our common stock or other property), and do all things necessary or appropriate to carry out the purposes of the 2015 Equity Plan. Our compensation committee’s determinations under the 2015 Equity Plan will be conclusive and binding.

Eligibility. Our key employees, directors, consultants and advisors will be eligible to participate in the 2015 Equity Plan.

Authorized Shares. Subject to adjustment, as described below, the maximum number of shares of our common stock that may be delivered in satisfaction of awards under the 2015 Equity Plan will be [            ] shares. The number of shares of our common stock available for issuance under the 2015 Equity Plan will be automatically increased annually on each January 1st, from January 1, through January 1, 2024, in an amount equal to the lesser of 4% of outstanding shares of our common stock as of the close of business on the immediately preceding December 31st or the number of shares determined by our board of directors. Subject to adjustment, as described below, no more than [            ] shares of our common stock may be delivered in satisfaction of incentive stock options, or ISOs, awarded under the 2015 Equity Plan.

The shares of our common stock to be issued under the 2015 Equity Plan may be authorized but unissued shares of our common stock or previously issued shares of our common stock acquired by us. Any shares of our common stock underlying awards that are settled in cash, expire or become unexercisable without having been exercised or that are forfeited or repurchased by us will again be available for issuance under the 2014 Equity Plan. In addition, the number of shares of our common stock delivered in satisfaction of awards will be determined net of shares withheld by us in payment of the exercise price of an award or in satisfaction of tax withholding requirements with respect to an award.

Individual limits. The maximum number of shares of our common stock subject to stock options and the maximum number of shares of our common stock subject to stock appreciation rights, or SARs, that may be granted to any participant in the 2015 Equity Plan in any calendar year will be [            ] shares each. The

maximum number of shares of our common stock subject to other awards that may be granted to any participant in the 2015 Equity Plan in any calendar year will be [            ] shares. A participant who is a non- employee director may not receive awards with respect to the greater of an aggregate of shares of our common stock or $         in aggregate grant date fair value in any calendar year.

Types of awards. The 2015 Equity Plan will provide for awards of stock options, SARs, restricted stock, unrestricted stock, stock units, performance awards and other awards convertible into or otherwise based on shares of our common stock. Eligibility for stock options intended to be ISOs will be limited to our employees. Dividend equivalents may also be provided in connection with an award under the 2015 Equity Plan.

Stock options and SARs. The exercise price of a stock option, and the base price against which a SAR is to be measured, may not be less than the fair market value (or, in the case of an ISO granted to a ten percent shareholder, 110% of the fair market value) of a share of our common stock on the date of grant. Our compensation committee will determine the time or times at which stock options or SARs become exercisable and the terms on which such awards remain exercisable.

•	Restricted and unrestricted stock. A restricted stock award will be an award of shares of our common stock subject to forfeiture restrictions, while an unrestricted stock award will not be subject to such restrictions.

•	Stock units. A stock unit award will be an award denominated in shares of our common stock that entitles the participant to receive shares of our common stock or cash measured by the value of shares of our common stock in the future. The delivery of shares or cash under a stock unit may be subject to the satisfaction of performance conditions or other vesting conditions.

•	Performance awards. A performance award will be an award the vesting, settlement or exercisability of which is subject to specified performance criteria.

•	Other awards. Other awards will be awards that are convertible into or otherwise based on shares of our common stock.

Performance awards. The 2015 Equity Plan will provide for the grant of performance awards that are made based upon, and subject to achieving, performance objectives. Performance objectives with respect to those awards that are intended to qualify as “performance-based compensation” for purposes of Section 162(m) of the Code, or Section 162(m), to the extent applicable, are limited to an objectively determinable measure or measures of performance relating to any or any combination of the following (measured either absolutely or by reference to an index or indices and determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project or geographical basis or in combinations thereof): sales; revenues; assets; expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation, amortization or equity expense, whether or not on a continuing operations or an aggregate or per share basis; return on equity, investment, capital, capital employed or assets; one or more operating ratios; operating income or profit, including on an after-tax basis; net income; borrowing levels, leverage ratios or credit rating; market share; capital expenditures; cash flow; stock price; stockholder return; sales of particular products or services; customer acquisition or retention; acquisitions and divestitures (in whole or in part); joint ventures, strategic alliances, licenses or collaborations; spin-offs, split-ups and the like; reorganizations; recapitalizations, restructurings, financings (issuance of debt or equity) or refinancings; manufacturing or process development; or achievement of clinical trial or research objectives, regulatory or other filings or approvals or other product development milestones.

To the extent consistent with the requirements for satisfying the performance-based compensation exception under Section 162(m), to the extent applicable, our compensation committee may provide in the case of any award intended to qualify for such exception that one or more of the performance objectives applicable to an award will be adjusted in an objectively determinable manner to reflect events (for example, the impact of charges for restructurings, discontinued operations, mergers, acquisitions, extraordinary items, and other unusual or non-recurring items, and the cumulative effects of tax or accounting changes, each as defined by U.S. generally accepted accounting principles) occurring during the performance period that affect the applicable performance objectives.

Vesting; Termination of employment or service. Our compensation committee will have the authority to determine the vesting schedule applicable to each award, and to accelerate the vesting or exercisability of an award. Our compensation committee will determine the effect of a termination of employment or service on an award. Unless otherwise provided by our compensation committee, upon a termination of a participant’s employment or service, all unvested stock options and SARs then held by the participant will terminate and all other unvested awards will be forfeited and all vested stock options and SARs then held by the participant will remain outstanding for three months following such termination, or one year in the case of death, or, in each case, until the applicable expiration date, if earlier. All stock options and SARs held by a participant immediately prior to the participant’s termination of employment or service will immediately terminate if such termination is for cause, as defined in the 2015 Equity Plan, or occurs in circumstances that would have constituted grounds for the participant’s employment or service to be terminated for cause.

Non-transferability of awards. Awards under the 2015 Equity Plan may not be transferred other than by the laws of descent and distribution, unless, for awards other than ISOs, otherwise provided by our compensation committee.

Recovery of compensation. Our compensation committee may cancel, rescind, withhold or otherwise limit or restrict any award at any time under the 2015 Equity Plan if the participant is not in compliance with the provisions of the 2015 Equity Plan or any award thereunder or if the participant breaches any agreement with our company with respect to non-competition, non- solicitation or confidentiality. Our compensation committee also may recover any award or payments or gain in respect of any award under the 2015 Equity Plan in accordance with any applicable company recoupment policy or as otherwise required by applicable law or applicable stock exchange listing standards.

Certain transactions; Certain adjustments. In the event of a consolidation, merger or similar transaction or series of related transactions, including a sale or other disposition of shares of our common stock, in which our company is not the surviving corporation or that results in the acquisition of all or substantially all of our then outstanding shares of common stock by a single person or entity or by a group of persons and/or entities acting in concert, a sale of all or substantially all of our assets or our dissolution or liquidation, our compensation committee may, among other things, provide for the continuation or assumption of outstanding awards, for new grants in substitution of outstanding awards, for the accelerated vesting or delivery of shares under awards or for a cash-out of outstanding awards, in each case on such terms and with such restrictions as it deems appropriate. Except as our compensation committee may otherwise determine, awards not assumed in connection with such a transaction will terminate automatically and, in the case of outstanding restricted stock, will be forfeited automatically upon the consummation of such covered transaction.

In the event of a stock dividend, stock split or combination of shares, including a reverse stock split, recapitalization or other change in our capital structure that constitutes an equity restructuring within the meaning of FASB ASC 718, our compensation committee will make appropriate adjustments to the maximum number of shares of our common stock that may be delivered under, and the ISO and individual share limits included in, the 2015 Equity Plan, and will also make appropriate adjustments to the number and kind of shares or securities subject to awards, the exercise prices of such awards or any other terms of awards affected by such change. Our compensation committee will also make the types of adjustments described above to take into account distributions and other events other than those listed above if it determines that such adjustments are appropriate to avoid distortion in the operation of the 2014 Equity Plan.

Amendment; Termination. Our compensation committee will be able to amend the 2015 Equity Plan or outstanding awards, or terminate the 2015 Equity Plan as to future grants of awards, except that our compensation committee will not be able to alter the terms of an award if it would affect materially and adversely a participant’s rights under the award without the participant’s consent (unless expressly provided in the 2015 Equity Plan or expressly reserved by our compensation committee). Shareholder approval will be required for any amendment to the 2015 Equity Plan to the extent such approval is required by law, including applicable stock exchange requirements.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions, since January 1, 2012, to which we have been a party, in which the amount involved exceeded or will exceed the lesser of $120,000 or 1% of the average of our total assets at year end for our last two completed fiscal years, and one or more of our executive officers, directors, director nominees or 5% stockholders, or their immediate family members, each of whom we refer to as a “related person,” had a direct or indirect material interest.

Indemnification agreements

We have entered into indemnification agreements with each of our directors. Prior to the completion of this offering, we expect to enter into amended and restated employment agreements with each of our executive officers. These indemnification and employment agreements will require us to indemnify these individuals and, in certain cases, affiliates of such individuals, to the fullest extent permissible under Delaware law against liabilities that may arise by reason of their service to us or at our direction, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

License agreement

When we entered into our original License Agreement with BioChemics in 2012, Alterix was a wholly owned subsidiary of BioChemics. The Amended and Restated License Agreement now in place between the two companies, however, was entered into in January 2015, when Alterix and BioChemics were no longer related parties. The license is an exclusive, worldwide license for patents, patent applications and know how related to transdermal drug delivery, and to five pharmaceutical products for the prescriptive prophylactic or therapeutic treatment of non-dermal pain in humans. The license does not require royalties or similar payments. Alterix does reimburse expenses and is responsible for maintaining and prosecuting licensed patents. We must use commercially reasonable efforts to develop each product through regulatory approval. We have the option to expand the license to include new drugs or drug delivery mechanisms developed in the future and also may request that other pharmaceutical products for pain other than in the skin be added to the five products currently covered by the license. The term of the license is 20 years (January 2035), but it is renewable at our option for unlimited additional two year terms. See “Risk Factors—Risks related to our former parent corporation” and “Business—Intellectual Property.”

BioChemics

Alterix was formed as a wholly owned subsidiary of BioChemics in March 2012. BioChemics formed Alterix as part of its overall strategy to commercialize its transdermal technology. Under that strategy, BioChemics planned to create subsidiaries to which it would license its technology for use with specified products which BioChemics believed would be good candidates for commercialization. In the case of Alterix, the focus was (and is) on products for pain resulting from musculoskeletal disorders and peripheral neuropathy. In addition, the plan was to recruit an independent, well qualified management team for each subsidiary (including Alterix) to pursue commercialization, both in terms of research and financing. Until June 2014, the sole officer and director of Alterix was John Masiz, then the Chief Executive Officer of BioChemics. Mr. Masiz resigned all of his positions with Alterix in June 2014. The current management team now runs all aspects of the Alterix business. They do consult with Mr. Masiz on a regular basis and expect to continue do so. There is no formal consulting contract in place with Mr. Masiz and he is not being compensated by Alterix or BioChemics for his consulting services. In recognition of the disgorgement and penalty obligations of BioChemics under the BioChemics SEC Enforcement Action, BioChemics transferred all of its shares in Alterix to the Trust, which is currently the sole stockholder of Alterix.

Alterix has an exclusive world-wide license from BioChemics for transdermal formulations which utilize the VALE transdermal drug delivery system for non-dermal pain, and to patents, patent applications, and know how related to the transdermal delivery system. In addition, since our inception, all of our operations have been financed through advances from BioChemics and direct payment of expenses by BioChemics on our behalf. We are obligated to repay these advances by paying BioChemics 5% of net revenue. Marshall Sterman, who serves as the Chief Executive Officer of BioChemics, was, and continues to be, responsible for determining whether to make the above-referenced advances and direct payments of expenses. Prior to June 2014, Mr. Masiz made these determinations. BioChemics is making the advances based on what amounts Alterix needs to fund operations until it can complete this offering. BioChemics is interested in providing such funding because it wants to benefit its shareholders who are beneficiaries of the Trust and it wants to demonstrate that its commercialization strategy described above can be successful.

Based on the foregoing, BioChemics and John Masiz were promoters of Alterix as such term is defined in Rule 405 of Regulation C promulgated under the Securities Act.

Related person transactions policy

We have adopted a related person transaction approval policy that will govern the review of related person transactions following the closing of this offering. Pursuant to this policy, if we want to enter into a transaction with a related person or an affiliate of a related person, our will review the proposed transaction to determine, based on applicable rules of the NASDAQ Global Market and the SEC, if such transaction requires pre-approval by our audit committee and/or our board of directors. If pre-approval is required, such matters will be reviewed at the next regular or special meeting of our audit committee and/or our board of directors. We may not enter into a related person transaction unless our audit committee or our board of directors has either specifically confirmed in writing that no further reviews are necessary or that all requisite corporate reviews have been obtained.

PRINCIPAL STOCKHOLDERS

The following table sets forth information relating to the beneficial ownership of our common stock as of August     , 2015, by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding shares of common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all directors and executive officers as a group.

Alterix was formed as a wholly owned subsidiary of BioChemics in March 2012. In February 2014, a settlement was reached between BioChemics and the SEC in the BioChemics SEC Enforcement Action. Certain aspects of that settlement are still being negotiated. In January 2015, in light of the on-going proceedings regarding the settlement and BioChemics disgorgement and penalty obligations thereunder, BioChemics transferred all of its shares in Alterix to the Shareholder Resolution Trust, a Massachusetts trust, which was established to resolve the claims arising from the settlement in the BioChemics SEC Enforcement Action. The Trust is now the sole stockholder of Alterix. The Trust is managed by three Trustees, all of whom must approve any decision. The three Trustees are Jack L. Altshuler, Esq., a Massachusetts attorney, Jan R. Schlichtmann, Esq., also a Massachusetts attorney, a director of BioChemics and the Managing Member of a limited liability company which is the largest stockholder of BioChemics, and Daniel M. Glosband, a Massachusetts attorney. The Trust is independent of BioChemics because it cannot act unless all three of its trustees approve the action and, of the three trustees, two have no connection to BioChemics. In addition, the Trustees have agreed that the Trust shall not distribute any shares of Alterix to any of the individuals who are defendants in the BioChemics SEC Enforcement Action or any entity controlled by any such individual.

The number of shares beneficially owned by each entity, person, director or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of August , 2015 through the exercise of any stock option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by that person.

The percentage of shares beneficially owned is computed on the basis of 50,000,000 shares of our common stock outstanding as of August     , 2015. Shares of our common stock that a person has the right to acquire within 60 days of August     , 2015 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Frank Manguso, Alterix Inc., 100 Cummings Center, Suite 463E, Beverly, MA 01915.

	Number of Shares Beneficially Owned	Percentage of Common Stock Beneficially Owned
Beneficial Owner		Before Offering		After Offering
Directors and Executive Officers
Patrick T. Mooney, M.D.	2,076,924	[	]%	[	]%
David R. Staskin, M.D.	—	*		*
Frank A. Manguso	—	*		*
John J Clarke Jr.	—	*		*
Frederic J. de Bure	—	*		*
Janice D. DiPietro, D.B.A.	—	*		*
Galen Grayson, M.D.	—	*		*
Harry G McCoy, Pharm.D.	—	*		*
All current executive officers and directors as a group (8 persons)	—	*		*
Five Percent Stockholders
Shareholder Resolution Trust, a Massachusetts trust(1) P.O. Box 233 Prides Crossing, MA 01965	50,000,000	[	]%	[	]%(2)

*	Represents beneficial ownership of 0%
(1)	The trustees of the Trust, by unanimous action, have voting control of the shares owned by the Trust. The trustees are: Jan R. Schlichtmann, Daniel M. Glosband and Jack L. Altshuler.
(2)	Assuming the underwriters do not exercise their option to acquire additional shares, as described in the section “Underwriting” below. If they do exercise in full their option to acquire additional shares, the Trust will own approximately [ ]% of our outstanding shares of common stock immediately after this offering.

On the completion of this offering, we will plan to grant our named executive officers and directors stock options, SARs, restricted stock, unrestricted stock, stock units, performance awards or other awards convertible into or otherwise based on shares of our common stock under our 2015 Equity Plan.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated by-laws that will be in effect at the closing of this offering, which will be filed as exhibits to the registration statement of which this prospectus is a part, and to the applicable provisions of the DGCL. We refer in this section to our amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated by-laws as our by-laws. The description of our capital stock reflects changes to our capital structure that will occur upon the closing of this offering.

Upon the closing of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of                 shares of our common stock, par value $0.001 per share.

As of August     , 2015, we had issued and outstanding:

•	50,000,000 shares of our common stock; and

•	2,000,000 warrants to purchase our common stock at an exercise price of $5.00 per share.

As of December 31, 2014, we had one stockholder of record.

Common Stock Dividend Rights

Subject to preferences that may apply to shares of stock outstanding at the time, holders of outstanding shares of common stock will be entitled to receive dividends out of assets legally available at the times and in the amounts as our board of directors may from time to time determine.

Voting rights

Each outstanding share of common stock will be entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of our common stock shall have no cumulative voting rights.

Preemptive rights

Our common stock will not be entitled to preemptive or other similar subscription rights to purchase any of our securities.

Conversion or redemption rights

Our common stock will be neither convertible nor redeemable.

Liquidation rights

Upon our liquidation, the holders of our common stock will be entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities

Preferred Stock

Our board of directors may direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges, and relative participating, optional or special rights as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of our common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock and the market value of our common stock. Upon consummation of this offering, there will be no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.

Anti-takeover effects of our certificate of incorporation and our by-laws

Our certificate of incorporation and by-laws will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of us unless such takeover or change in control is approved by our board of directors.

These provisions include:

Classified board. Our certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Our certificate of incorporation will also provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by our board of directors.

Action by written consent; Special meetings of stockholders. Our certificate of incorporation will provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our certificate of incorporation and the by-laws will also provide that, except as otherwise required by law, special meetings of the stockholders can only be called pursuant to a resolution adopted by a majority of our board of directors. Except as described above, stockholders will not be permitted to call a special meeting or to require our board of directors to call a special meeting.

Removal of directors. Our certificate of incorporation will provide that our directors may be removed only for cause by the affirmative vote of at least two-thirds of the voting power of our outstanding shares of capital stock, voting together as a single class. This requirement of a supermajority vote to remove directors could enable a minority of our stockholders to prevent a change in the composition of our board.

Advance notice procedures. Our by-laws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the by-laws will not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Authorized but unissued shares. Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Exclusive forum. Our certificate of incorporation will provide that, subject to limited exceptions, the state or federal court located within the State of Delaware will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim against us arising pursuant to any provision of the DGCL, our certificate of incorporation or our by-laws, or (4) any other action asserting a claim against us that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our certificate of incorporation described above. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could find the choice of forum provisions contained in our certificate of incorporation to be inapplicable or unenforceable.

Super majority approval requirements. The DGCL generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation, unless a corporation’s certificate of incorporation or by-laws requires a greater percentage. Our certificate of incorporation and by-laws will provide that the affirmative vote of holders of at least two-thirds of the total votes eligible to be cast in the election of directors will be required to amend, alter, change or repeal the provisions described above. This requirement of a supermajority vote to approve amendments to our certificate of incorporation could enable a minority of our stockholders to exercise veto power over any such amendments.

Section 203 of the DGCL

Upon completion of this offering, we will be subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.

Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions: before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or at or after the time the stockholder became interested, the business combination was approved by our board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent and registrar’s address is 250 Royall Street, Canton, Massachusetts 02021.

Stock Market Listing

We intend to apply to list our common stock on the NASDAQ Global Market under the symbol “ALTX”.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future. As described below, only a limited number of shares of our common stock will be available for sale in the public market for a period of several months after completion of this offering due to contractual and legal restrictions on resale described below. Future sales of our common stock in the public market either before (to the extent permitted) or after restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital at a time and price we deem appropriate.

Sale of restricted shares

As of August     , 2015, based on the number of shares of our common stock then outstanding, upon the closing of this offering and assuming (1) no exercise of the underwriters’ option to purchase additional shares of common stock, and (2) no exercise of outstanding options or warrants, we would have had outstanding an aggregate of approximately [            ] shares of common stock. Of these shares, all of the shares of common stock to be sold in this offering, and any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act. All remaining shares of common stock held by existing stockholders immediately prior to the completion of this offering will be “restricted securities” as such term is defined in Rule 144. These restricted securities were issued and sold by us, or will be issued and sold by us, in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, which rules are summarized below.

As a result of the lock-up agreements referred to below and the provisions of Rule 144 and Rule 701 under the Securities Act, [            ] shares of our common stock (excluding the shares sold in this offering) will be available for sale in the public market 180 days after the date of this prospectus upon expiration of the lock-up agreements referred to below, subject in some cases to applicable volume limitations under Rule 144.

Rule 144

In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, a person (or persons whose shares are required to be aggregated) who is not deemed to have been one of our “affiliates” for purposes of Rule 144 at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our “affiliates,” is entitled to sell those shares in the public market (subject to the lock-up agreement referred to above, if applicable) without complying with the manner of sale, volume limitations or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than “affiliates,” then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144 (subject to the lock-up agreements referred to above, if applicable). In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our “affiliates,” as defined in Rule 144, who have beneficially owned the shares proposed to be sold for at least six months are entitled to sell in the public market, upon expiration of any applicable lock-up agreements and within any three-month period, a number of those shares of our common stock that does not exceed the greater of: 1% of the number of common shares then outstanding, which will equal approximately [            ] shares of common stock immediately after this offering (calculated on the basis of the number of shares of our common stock outstanding as of December 31, 2014 and the assumptions described above); or the average weekly trading volume of our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Such sales under Rule 144 by our “affiliates” or persons selling shares on behalf of our “affiliates” are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us. Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted securities have entered into lock-up agreements as referenced above and their restricted securities will become eligible for sale (subject to the above limitations under Rule 144) upon the expiration of the restrictions set forth in those agreements.

Rule 701

In general, under Rule 701, as currently in effect, any of our employees, directors, officers, consultants or advisors who acquired common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 under the Securities Act before the effective date of the registration statement of which this prospectus is a part (to the extent such common stock is not subject to a lock-up agreement) is entitled to rely on Rule 701 to resell such shares beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act in reliance on Rule 144, but without compliance with the holding period requirements contained in Rule 144. Accordingly, subject to any applicable lock-up agreements, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, under Rule 701 persons who are not our “affiliates,” as defined in Rule 144, may resell those shares without complying with the minimum holding period or public information requirements of Rule 144, and persons who are our “affiliates” may resell those shares without compliance with Rule 144’s minimum holding period requirements (subject to the terms of the lock-up agreements referred to above).

Equity incentive plans

We intend to file with the SEC a registration statement under the Securities Act covering the shares of common stock that we may issue upon exercise of outstanding options reserved for issuance under our 2015 Equity Plan, which will be established upon the closing of this offering. Such registration statement is expected to be filed as soon as practicable after the completion of this offering. Accordingly, shares registered under such registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up agreements described above.

Lock-Up Agreements

Our officers, directors and all of holders of our outstanding shares, who hold an aggregate of approximately [●] shares of our common stock and/or shares underlying outstanding options to purchase common stock, have agreed, subject to limited exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock held prior to the offering for a period of 180 days after the date of this prospectus, without the prior written consent of Alexander Capital, L.P., the representative of the underwriters. Alexander Capital, L.P., as the representative of the underwriters, may in its sole discretion choose to release any or all of these shares from these restrictions prior to the expiration of the 180-day period.

Following the lock-up periods set forth in the agreements described above, and assuming that the representatives of the underwriters do not release any parties from these agreements, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income and estate tax considerations relating to the purchase, ownership and disposition of our common stock by Non-U.S. Holders (defined below). This summary does not purport to be a complete analysis of all the potential tax considerations relevant to Non-U.S. Holders of our common stock. This summary is based upon the Internal Revenue Code of 1986, as amended, or the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to differing interpretations and to change at any time, possibly on a retroactive basis.

This summary assumes that shares of our common stock are held as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not purport to deal with all aspects of U.S. federal income and estate taxation that might be relevant to particular Non-U.S. Holders in light of their particular investment circumstances or status, nor does it address specific tax considerations that may be relevant to particular persons (including, for example, financial institutions, broker-dealers, insurance companies, partnerships or other pass-through entities, certain U.S. expatriates, tax-exempt organizations, pension plans, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, persons in special situations, such as those who have elected to mark securities to market or those who hold common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment, or holders subject to the alternative minimum tax or the 3.8% Medicare tax on “net investment income”). In addition, except as explicitly addressed herein with respect to estate tax, this summary does not address estate and gift tax considerations or considerations under the tax laws of any state, local or non-U.S. jurisdiction.

For purposes of this summary, a “Non-U.S. Holder” means a beneficial owner of common stock that for U.S. federal income tax purposes is not classified as a partnership and is not:

•	an individual who is a citizen or resident of the United States;

•	a corporation or any other organization taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is included in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of persons treated as its partners for U.S. federal income tax purposes will generally depend upon the status of the partner and the activities of the partnership. Partnerships and other entities that are classified as partnerships for U.S. federal income tax purposes and persons holding our common stock through a partnership or other entity classified as a partnership for U.S. federal income tax purposes are urged to consult their own tax advisors.

There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain a ruling from the IRS with respect to the U.S. federal income or estate tax consequences to a Non-U.S. Holder of the purchase, ownership or disposition of our common stock.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO BE TAX ADVICE. NON-U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS

CONCERNING THE U.S. FEDERAL INCOME AND ESTATE TAXATION, STATE, LOCAL AND NON-U.S. TAXATION AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Distributions on our common stock

As discussed under “Dividend policy” above, we do not currently expect to pay dividends. In the event that we do make a distribution of cash or property with respect to our common stock, any such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, if any, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will constitute a return of capital and will first reduce the holder’s adjusted tax basis in our common stock, but not below zero. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “—Gain on sale, exchange or other taxable disposition of our common stock.” Any such distribution would also be subject to the discussions below under the sections titled “—Additional withholding and reporting requirements” and “—Backup withholding and information reporting.”

Dividends paid to a Non-U.S. Holder generally will be subject to a 30% U.S. federal withholding tax unless such Non-U.S. Holder provides us or our agent, as the case may be, with the appropriate IRS Form W-8, such as:

•	IRS Form W-8BEN or IRS Form W-8BEN-E (or successor forms) certifying, under penalties of perjury, an exemption from or a reduction in withholding under an applicable income tax treaty, or

•	IRS Form W-8ECI (or successor form) certifying that a dividend paid on common stock is not subject to withholding tax because it is effectively connected with a trade or business in the United States of the Non-U.S. Holder (in which case such dividend generally will be subject to regular graduated U.S. tax rates as described below).

The certification requirement described above must be provided to us or our agent prior to the payment of dividends and must be updated periodically. The certification also may require a Non-U.S. Holder that provides an IRS form or that claims treaty benefits to provide its U.S. taxpayer identification number. Special certification and other requirements apply in the case of certain Non-U.S. Holders that hold shares of our common stock through intermediaries or are pass-through entities for U.S. federal income tax purposes.

Each Non-U.S. Holder is urged to consult its own tax advisor about the specific methods for satisfying these requirements. A claim for exemption will not be valid if the person receiving the applicable form has actual knowledge or reason to know that the statements on the form are false.

If dividends are effectively connected with a trade or business in the United States of a Non-U.S. Holder (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base), the Non-U.S. Holder, although exempt from the withholding tax described above (provided that the certifications described above are satisfied), generally will be subject to U.S. federal income tax on such dividends on a net income basis in the same manner as if it were a resident of the United States. In addition, if a Non- U.S. Holder is treated as a corporation for U.S. federal income tax purposes, the Non-U.S. Holder may be subject to an additional “branch profits tax” equal to 30% (unless reduced by an applicable income treaty) of its earnings and profits in respect of such effectively connected dividend income.

Non-U.S. Holders that do not timely provide us or our agent with the required certification, but which are eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, may obtain a refund or credit of any excess amount withheld by timely filing an appropriate claim for refund with the IRS.

Gain on sale, exchange or other taxable disposition of our common stock

Subject to the discussions below under the sections titled “—Additional withholding and reporting requirements” and “—Backup withholding and information reporting,” in general, a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on gain realized upon such holder’s sale, exchange or other taxable disposition of shares of our common stock unless (1) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met, (2) we are or have been a “United States real property holding corporation,” as defined in the Code, or a USRPHC, at any time within the shorter of the five-year period preceding the disposition and the Non-U.S. Holder’s holding period in the shares of our common stock, and certain other requirements are met, or (3) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by such Non-U.S. Holder in the United States).

If the first exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which such Non-U.S. Holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of the disposition. If the third exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to such gain in the same manner as described above under “—Distributions on our common stock.”

Generally, a corporation is a USRPHC only if the fair market value of its U.S. real property interests (as defined in the Code) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance in this regard, we believe that we are not, and do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we became a USRPHC, a Non-U.S. Holder would not be subject to U.S. federal income tax on a sale, exchange or other taxable disposition of our common stock by reason of our status as USRPHC so long as our common stock is regularly traded on an established securities market at any time during the calendar year in which the disposition occurs and such Non-U.S. Holder does not own and is not deemed to own (directly, indirectly or constructively) more than 5% of our common stock at any time during the shorter of the five year period ending on the date of disposition and the holder’s holding period. However, no assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above. Prospective investors are encouraged to consult their own tax advisors regarding the possible consequences to them if we are, or were to become, a USRPHC.

Additional withholding and reporting requirements

Sections 1471 through 1474 of the Code and Treasury regulations promulgated thereunder (commonly referred to as FATCA) impose, in certain circumstances, U.S. federal withholding at a rate of 30% on payments of (1) dividends on our common stock, and (2) gross proceeds from the sale or other disposition of our common stock on or after January 1, 2017. In the case of payments made to a “foreign financial institution” as defined under FATCA (including, among other entities, an investment fund), as a beneficial owner or as an intermediary, the tax generally will be imposed, subject to certain exceptions, unless such institution enters into (or is otherwise subject to) and complies with an agreement with the U.S. government, or a FATCA Agreement, or complies with an applicable intergovernmental agreement between the United States and a foreign jurisdiction (including any foreign law enacted in connection therewith, an “IGA”), in either case to, among other things, collect and provide to the U.S. or other relevant tax authorities certain information regarding U.S. account holders of such institution. In the case of payments made to a foreign entity that is not a foreign financial institution (as a beneficial owner), the tax generally will be imposed, subject to certain exceptions, unless such foreign entity provides the withholding agent with a certification that it does not have any “substantial U.S. owners” (generally, any specified U.S. person that directly or indirectly owns more than a specified percentage of such entity) or that identifies its substantial U.S. owners. If our common stock is held through a foreign financial institution that enters into (or is otherwise subject to) a FATCA Agreement, such foreign financial institution (or, in certain cases, a person paying amounts to such foreign financial institution) generally will be required, subject to certain exceptions, to withhold such tax on payments of dividends and proceeds described above made to (1) a person (including an individual) that fails to comply with certain information requests or (2) a foreign financial institution that has not entered into (and is not otherwise considered compliant with) a FATCA Agreement or complied with FATCA pursuant to an applicable IGA.

Prospective investors should consult their own tax advisors regarding the possible impact of these rules on their investment in our common stock, and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of this 30% withholding tax under FATCA.

Backup withholding and information reporting

We must report annually to the IRS and to each Non-U.S. Holder the gross amount of the distributions on our common stock paid to the holder and the tax withheld, if any, with respect to the distributions. Non-U.S. Holders may have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Code) in order to avoid backup withholding at the applicable rate, currently 28%, with respect to dividends on our common stock. Dividends paid to Non-U.S. Holders subject to the U.S. withholding tax, as described above under the section titled “—Distributions on our common stock,” generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a Non-U.S. Holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a Non-U.S. Holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Prospective investors should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the Non-U.S. Holder resides or, in which the Non- U.S. Holder is incorporated, under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder can be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Federal estate tax

Common stock owned (or treated as owned) by an individual who is not a citizen or a resident of the United States (as defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes unless an applicable estate or other tax treaty provides otherwise, and therefore, may be subject to U.S. federal estate tax.

UNDERWRITING

Alexander Capital, L.P. is acting as the sole book-running manager of the offering and as representative of the underwriters, or the Representative. We have entered into an underwriting agreement, dated [            ], 2015, with the Representative. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each underwriter named below, and each underwriter named below has severally and not jointly agreed to purchase from us, at the public offering price per share less the underwriting discounts set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table.

Underwriters	Number of Shares
Alexander Capital, L.P.

Total

The underwriters are committed to purchase all the shares of common stock offered by us other than those covered by the option to purchase additional shares described below, if they purchase any shares. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters’ of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-allotment Option. We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 45 days after the date of this prospectus, permits the underwriters to purchase a maximum of [            ] additional shares (15% of the shares sold in this offering) from us to cover over-allotments, if any. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price per share that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to the public will be $[            ] and the total net proceeds, before expenses, to us will be $[            ].

Discount. The following table shows the public offering price, underwriting discount, non-accountable expense allowance, and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their over- allotment option.

	Per Share	Total Without Over-Allotment Option	Total With Over-Allotment Option
Public offering price	$	$	$
Underwriting discount and commissions (7%)	$	$	$
Non-accountable expense allowance (1%)(1)	$	$	$
Proceeds, before expenses, to us	$	$	$

(1)	The expense allowance of 1% is not payable with respect to the shares sold upon exercise of the underwriters’ over-allotment option.

The underwriters propose to offer the shares to the public at the public offering price per share set forth on the cover of this prospectus. In addition, the underwriters may offer some of the shares to other securities dealers at such price less a concession of $[            ] per share. After the initial public offering, the public offering price and concession to dealers may be changed.

Expenses. We have paid an aggregate expense deposit of $50,000 to the Representative for out-of-pocket accountable expenses, which will be applied against the accountable expense allowance (in compliance with FINRA Rule 5110(f)(2)(c)) that will be paid by us to the Representative in connection with this offering. The underwriting agreement, however, provides that in the event the offering is terminated, the $50,000 expense deposit paid to the Representative will be returned to the extent such out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(f)(2)(C).

We have also agreed to pay the Representative’s expenses relating to the offering, including (a) all fees, expenses and disbursements relating to background checks of our officers and directors in an amount not to exceed $5,000 in the aggregate; (b) all filing fees associated with the review of this offering by FINRA; (c) all fees, expenses and disbursements relating to the registration or qualification of securities offered under the “blue sky” securities laws of such states and other jurisdictions designated by the Representative, including up to a maximum payment of $15,000 in legal fees to the Representative’s counsel in connection with fees, expenses and disbursements related only to “blue sky” filings for an offering commenced on the Over the Counter Bulletin Board; (d) all fees, expenses and disbursements relating to the registration, qualification or exemption of securities offered under the securities laws of foreign jurisdictions designated by the Representative; (e) the costs associated with commemorative mementos and Lucite tombstones in an amount not to exceed $5,000; (f) the reasonable fees and expenses of the Representative’s legal counsel; (g) the $21,775 cost associated with the use of Ipreo’s book-building, prospectus tracking and compliance software for this offering; and (h) up to $20,000 of the Representative’s actual accountable road show expenses for this offering. Notwithstanding the foregoing, the total aggregate amount of accountable expenses to be reimbursed by us will not exceed $175,000.

We estimate that the total expenses of the offering payable by us, excluding the total underwriting discount, will be approximately $[            ].

Discretionary Accounts. The underwriters do not intend to confirm sales of the securities offered hereby to any accounts over which they have discretionary authority.

Lock-Up Agreements. Pursuant to certain “lock-up” agreements, we, our executive officers and directors, and all holders of our outstanding shares of common stock on a fully diluted basis (including shares underlying options, warrants and convertible securities) have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of, directly or indirectly, engage in any short selling of any common stock or securities convertible into or exchangeable or exercisable for any common stock, whether currently owned or subsequently acquired, without the prior written consent of the representative, for a period of 180 days from the date of effectiveness of the offering.

Representative’s Warrants. We have agreed to issue to the representative and/or its designees warrants to purchase up to a total of [            ] shares of common stock (7% of the shares of common stock sold in this offering, but excluding the over-allotment option). The warrants will be exercisable at any time, and from time to time, in whole or in part, during the four-year period commencing one year from the effective date of the offering , which period shall not extend further than five years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(G)(i). The warrants are exercisable at a per share price equal to $[            ] per share, or 120% of the public offering price per share in the offering. The warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. The Representative (or permitted assignees under Rule 5110(g)(1)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will it engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the date of effectiveness. In addition, the warrants provide for registration rights upon request, in certain cases. The demand registration right provided will not be greater than five years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(G)(iv). The piggyback registration right provided will not be greater than seven years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(G)(v). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, stock split, or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of shares of common stock at a price below the warrant exercise price.

Right of First Refusal. For a period of 18 months from the effective date of this offering, we will grant to the Representative an irrevocable right of first refusal to provide any financing arrangements to the Company during such 18-month period, with the role of the Representative to be determined at the time of such financings, on terms and conditions customary to the Representative for such transactions.

Electronic Offer, Sale and Distribution of Shares. A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The Representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Determination of the Initial Public Offering Price

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined through negotiations between us and the Representative. In addition to prevailing market conditions, the factors considered in determining the initial public offering price included the following:

•	the information included in this prospectus and otherwise available to the Representative;

•	the valuation multiples of publicly traded companies that the Representative believes to be comparable to us;

•	our financial information;

•	our prospects and the history and the prospectus of the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for our common stock may not develop. It is also possible that, after the offering, the shares will not trade in the public market at or above the initial public offering price.

Stabilization. In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids and purchases to cover positions created by short sales.

•	Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the shares of common stock while the offering is in progress.

•	Over-allotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares of common stock the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares of common stock that they may purchase in the over-allotment option. In a naked short position, the number of shares of common stock involved is greater than the number of shares of common stock in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares of common stock in the open market.

•	Syndicate covering transactions involve purchases of shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares of common stock to close out the short position, the underwriters will consider, among other things, the price of shares of common stock available for purchase in the open market as compared with the price at which they may purchase shares of common stock through exercise of the over-allotment option. If the underwriters sell more shares of common stock than could be covered by exercise of the overallotment option and, therefore, have a naked short position, the position can be closed out only by buying shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares of common stock in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permits the Representative to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our shares of common stock or preventing or retarding a decline in the market price of our shares of common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the NASDAQ Global Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive market making. In connection with this offering, underwriters and selling group members may engage in passive market making transactions in our common stock on the NASDAQ Global Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Other Relationships. The Representative has provided, and certain underwriters and their affiliates, including the Representative, may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates for which they have received, and may in the future receive, customary fees. However, except as disclosed in this prospectus, we have no present arrangements with any of the underwriters for any further services.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction.

Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer for the offeree under this prospectus.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area—Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that all offers of common stock will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities.

An offer to the public of common stock has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

•	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statement);

•	to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)I of the Prospectus Directive) subject to obtaining the prior consent of the company or any underwriter for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of common stock shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The common stock has not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the common stock has not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs non-qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the common stock cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The common stock has not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The common stock offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), or ISA, nor have such common stock been registered for sale in Israel. The shares and warrants may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the common stock being offered. Any resale in Israel, directly or indirectly, to the public of the common stock offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the common stock in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa, “CONSOB”) pursuant to the Italian securities legislation and, accordingly, no offering material relating to the common stock may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

•	to Italian qualified investors, as defined in Article 100 of Decree no. 58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and

•	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the common stock or distribution of any offer document relating to the common stock in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

•	made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

•	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the common stock in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such common stock being declared null and void and in the liability of the entity transferring the common stock for any damages suffered by the investors.

Japan

The common stock has not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the common stock may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires common stock may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of common stock is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The common stock has not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the common stock has not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of common stock in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the common stock be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of common stock in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the common stock may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the common stock has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of common stock will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA).

This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the common stock have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor have we received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the common stock within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the common stock, including the receipt of applications and/or the allotment or redemption of such shares, may be rendered within the United Arab Emirates by us.

No offer or invitation to subscribe for common stock is valid or permitted in the Dubai International Financial Centre.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the common stock. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the common stock may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances that do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the common stock has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to us.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Holland & Knight LLP, Boston, Massachusetts. Certain legal matters in connection with this offering will be passed upon for the underwriters by Greenberg Traurig, LLP, New York, New York.

EXPERTS

The audited financial statements of Alterix Inc. as of December 31, 2014 and 2013, and for the years then ended, included in this prospectus have been so included in reliance on the report of Marcum LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The report on the financial statements contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address is www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above.

ALTERIX INC.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Balance Sheets as of March 31, 2015 (unaudited) and December 31, 2014 and 2013	F-3
Statements of Operations for the three months ended March 31, 2015 and 2014 (unaudited) and for the years ended December 31, 2014 and 2013	F-4
Statement of Changes in Stockholder’s Deficiency for the years ended December 31, 2014 and 2013 and for the three months ended March 31, 2015 (unaudited)	F-5
Statement of Cash Flows for the three months ended March 31, 2015 and 2014 (unaudited) and for the years ended December 31, 2014 and 2013	F-6
Notes to Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Alterix Inc.

We have audited the accompanying balance sheets of Alterix Inc. (the “Company”) as of December 31, 2014 and 2013, and the related statements of operations, stockholders deficiency and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alterix Inc. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully discussed in Note 2, the Company has incurred net losses since inception and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Marcum LLP

Marcum LLP

New York, NY

April 8, 2015

ALTERIX, INC.

BALANCE SHEETS

	As of March 31, 2015 (Unaudited)	As of December 31, 2014	As of December 31, 2013
ASSETS
Current Assets:
Cash	$50	$50	$—
Prepaid expenses	26,614	8,635	16,212

Total Current Assets	26,664	8,685	16,212

Equipment, Net	5,549	7,054	17,019
Deferred offering costs	305,544	99,256	—

Total Assets	$337,757	$114,995	$33,231

LIABILITIES AND STOCKHOLDER’S DEFICIENCY
Current Liabilities:
Accounts payable	$585,189	$165,722	$137,644
Accrued compensation and expenses	1,027,233	594,316	176,506
Derivative liabilities	1,643,000	1,660,000	820,000
Payable to parent	3,058,202	3,097,891	2,301,308

Total Current Liabilities	6,313,624	5,517,929	3,435,458

Commitments and Contingencies	—	—	—
Stockholder’s Deficiency:
Common Stock, $0.001 par value; 50,000,000 shares Authorized; 50,000,000 shares issued and outstanding at March 31, 2015 (unaudited), March 31, 2014 (unaudited), December 31, 2014 and December 31, 2013	50,000	50,000	50,000
Additional paid in capital	(50,000)	(50,000)	(50,000)
Accumulated deficit	(5,975,867)	(5,402,934)	(3,402,227)

Total Stockholder’s Deficiency	(5,975,867)	(5,402,934)	(3,402,227)

Total Liabilities and Stockholder’s Deficiency	$337,757	$114,995	$33,231

The Accompanying Footnotes are an Integral Part of these Financial Statements

ALTERIX, INC.

STATEMENTS OF OPERATIONS

	For the three months ended		For the years ended
	March 31, 2015	March 31, 2014
	(Unaudited)	(Unaudited)	December 31, 2014	December 31, 2013
Revenues	$—	$—	$—	$—
Operating Expenses
Research and development	26,041	124,948	294,234	620,013
Research and development—patents	8,858	43,588	80,287	76,385
Business legal and consulting	226,725	90,000	622,500	—
General and administrative	120,809	81,133	163,686	349,878
Consulting services	207,500	205,000	830,000	820,000

Total Operating Expenses	589,933	544,669	1,990,707	1,866,276

Other (income) expense
Change in fair value of derivative liabilities	(17,000)	(37,000)	10,000	—

Net Loss	$(572,933)	$(507,669)	$(2,000,707)	$(1,866,276)

Net Loss per Share; Basic and Diluted	$(0.01)	$(0.01)	$(0.04)	$(0.04)

Weighed-Average Number of Shares Used per Common Share Calculations:
Basic and Diluted	50,000,000	50,000,000	50,000,000	50,000,000

The Accompanying Footnotes are an Integral Part of these Financial Statements

ALTERIX, INC.

STATEMENT OF CHANGES IN STOCKHOLDER’S DEFICIENCY

FOR THE YEARS ENDED DECEMBER 31, 2014 and 2013

AND FOR THE THREE MONTHS ENDED MARCH 31, 2015 (UNAUDITED)

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Stockholder’s Deficiency
	Shares	Amount
Balance—January 1, 2013	50,000,000	$50,000	$(50,000)	$(1,535,951)	$(1,535,951)
Stock based compensation	—	—	820,000	—	820,000
Reclassification of warrants to derivative liability	—	—	(820,000)	—	(820,000)
Net loss	—	—	—	(1,866,276)	(1,866,276)

Balance December 31, 2013	50,000,000	50,000	(50,000)	(3,402,227)	(3,402,227)
Stock based compensation	—	—	830,000	—	830,000
Reclassification of warrants to derivative liability	—	—	(830,000)	—	(830,000)
Net Loss	—	—	—	(2,000,707)	(2,000,707)

Balance December 31, 2014	50,000,000	50,000	(50,000)	(5,402,934)	(5,402,934)
Net Loss	—	—	—	(572,933)	(572,933)

Balance March 31, 2015 (Unaudited)	50,000,000	$50,000	$(50,000)	$(5,975,867)	$(5,975,867)

The Accompanying Footnotes are an Integral Part of these Financial Statements

ALTERIX, INC.

STATEMENTS OF CASH FLOWS

	For the three months ended
	March 31, 2015	March 31, 2014	For the years ended
	(Unaudited)	(Unaudited)	December 31, 2014	December 31, 2013
Cash Flows from Operating Activities
Net Loss	$(572,933)	$(507,669)	$(2,000,707)	$(1,866,276)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:
Depreciation and amortization	1,505	2,491	9,965	11,605
Stock based compensation	—	—	830,000	820,000
Change in fair value of derivative liabilities	(17,000)	(37,000)	10,000	—
Changes in Operating Assets and Liabilities:
Prepaid Expenses	(17,979)	9,910	7,577	(10,916)
Accounts Payable	419,467	(75,310)	28,078	51,426
Accrued compensation and expenses	432,917	311,907	417,810	99,623

Net Cash Provided by (Used in) Operating Activities	245,977	(295,671)	(697,277)	(894,538)

Cash Flows from Financing Activities
Deferred offering costs	(206,288)	—	(99,256)	—
Advances from parent	(39,689)	295,671	796,583	894,538

Net Cash Provided by (Used in) Financing Activities	(245,977)	295,671	697,327	894,538

Net Increase in Cash	—	—	50	—

Cash, Beginning of Period	50	—	—	—

Cash, End of Period	$50	$—	$50	$—

Non-cash investing and financing activities Reclassification of warrants to derivative liability	$—	$—	$830,000	$820,000

The Accompanying Footnotes are an Integral Part of these Financial Statements

ALTERIX, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1. Business Organization

Organization

Alterix, Inc. (the “Company” or Alterix) is a wholly-owned subsidiary of BioChemics, Inc. (“BioChemics”) and was incorporated under the laws of the State of Delaware on March 13, 2012. The Company’s principal office is located in Danvers, Massachusetts. The Company is a clinically late stage healthcare company that intends to develop, design and produce safe and effective products focusing on drug solutions for chronic and acute pain resulting from musculoskeletal disorders, cancer, and peripheral neuropathy. In January 2015, Biochemics transferred all of its common shares of Alterix to the Shareholder Resolution Trust, a Massachusetts Trust.

The Company’s primary activities have been the research and development of its business plan, negotiating strategic alliances and other agreements, and raising capital. Expenses of the Company include those specifically identifiable to the Company, and allocations of expenses from the Company’s parent. The allocated expenses were primarily based on the use of estimates. Expenses allocated from the Company’s parent were costs which benefitted the Company and were required for its operations. Certain general corporate expenses of the Company’s parent were not allocated because they did not provide a direct or material benefit to the business. In the opinion of management, the methods of allocating costs were reasonable; however, such costs did not necessarily equal costs that the Company would have incurred on a stand-alone basis. Therefore, the financial information included herein may not necessarily reflect assets and liabilities and cash flows of the Company if operated on a stand-alone basis. To date, the Company has not generated any revenues from its operations.

Unaudited Interim Results

The accompanying balance sheet as of March 31, 2015, statements of operations and cash flows for the three months ended March 31, 2015 and 2014 and statement of changes in stockholder’s deficiency for the three months ended March 31, 2015 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position as of March 31, 2015 and the results of operations and cash flows for the three months ended March 31, 2015 and 2014. The financial data and other information disclosed in the notes to the financial statements related to the three months ended March 31, 2015 and 2014 are unaudited. The results for the three months ended March 31, 2015 are not indicative of the results to be expected for the year ended December 31, 2015 or for any other interim period or for any future year.

Note 2. Liquidity and Going Concern

The Company has not generated any revenue, has recurring net losses, a working capital deficiency as of March 31, 2015, December 31, 2014 and 2013 of approximately $6,287,000, $5,509,000 and $3,419,000, respectively, and had cash provided by (used in) operations of approximately $246,000, $(697,000) and $(895,000) for the three months ended March 31, 2015, and for the years ended December 31, 2014 and 2013, respectively. In addition, as of March 31, 2015, and December 31, 2014 and 2013, the Company had an accumulated deficit of approximately $5,976,000, $5,403,000 and $3,402,000, respectively. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s former parent, BioChemics, Inc., has historically funded the operations of Alterix. Subsequent to March 31, 2015, the Company has continued to be funded by its former parent through cash advances and direct payment of expenses.

In addition, the Company needs to raise additional capital from either its parent BioChemics, Inc. or from external sources in order to sustain its operations while continuing the longer term efforts contemplated under its business plan. The Company expects to continue incurring losses for the foreseeable future and must raise additional capital to pursue its product development initiatives, penetrate markets for the sale of its products and continue as a going concern. The Company cannot provide any assurance that it will raise additional capital. Management believes that the Company has access to capital resources through possible public or private equity offerings, debt financings, corporate collaborations or other means; however, the Company has not secured any commitment for new financing at this time nor can it provide any assurance that new financing will be available on commercially acceptable terms, if at all. If the Company is unable to secure additional capital, it may be required to curtail its research and development initiatives and take additional measures to reduce costs in order to conserve its cash in amounts sufficient to sustain operations and meet its obligations. These measures could cause significant delays in the Company’s clinical and regulatory efforts, which is critical to the realization of its business plan and the future operations of the Company. The accompanying financial statements do not include any adjustments that may be necessary should the Company be unable to continue as a going concern.

The Company has undertaken efforts to commence an IPO of its equity securities (Note 5). In its efforts to complete the IPO, the Company incurred $99,000 of deferred IPO costs through December 31, 2014 and $306,000 through March 31, 2015.

Note 3. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. Significant estimates and assumptions include the expense allocations from the Company’s parent, valuation allowance related to the Company’s deferred tax assets, stock based compensation for warrants and derivative liabilities.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. As of March 31, 2015, December 31, 2014 and 2013, the Company had no cash equivalents.

Equipment, Net

Equipment is stated at cost less accumulated depreciation and amortization. Depreciation of equipment is computed using the straight-line method over the estimated useful lives of the respective assets. The Company’s primary asset is manufacturing, lab and other equipment and is depreciated over 5 years. Expenditures for maintenance and repairs, which do not extend the economic useful life of the related assets, are charged to operations as incurred, and expenditures, which extend the economic life, are capitalized. When assets are retired, or otherwise disposed of, the costs and related accumulated depreciation or amortization are removed from the accounts and any gain or loss on disposal is recognized.

Fair Value of Financial Instruments

Financial instruments, including cash, accounts payable and accrued liabilities are carried at cost, which management believes approximates fair value due to the short-term nature of these instruments.

Stock-Based Compensation

The Company accounts for share-based awards exchanged for employee services at the estimated grant date fair value of the award. The Company estimates the fair value of employee stock awards using the Black-Scholes valuation model. The Company amortizes the fair value of employee stock awards on a straight-line basis over the requisite service period of the awards. Compensation expense includes the impact of an estimate for forfeitures for all stock awards. During the three months ended March 31, 2015, and the years ended December 31, 2014 and 2013 the Company did not grant any options to employees.

The Company accounts for equity instruments issued to non-employees at their fair value on the measurement date. The measurement of stock-based compensation is subject to periodic adjustment as the underlying equity instrument vests or becomes non-forfeitable. Non-employee stock-based compensation charges are amortized over the vesting period or as earned.

The Company recorded stock-based compensation charges (for warrants issued), net of estimated forfeitures of approximately $207,500, $830,000 and $820,000 for the three months ended March 31, 2015, and for the years ended December 31, 2014 and 2013, respectively, which have been included as consulting services.

Fair Value Accounting of Equity-Based Compensation

The Company used the Income Approach to arrive at an estimated fair value of the Company’s common stock for the years ended December 31, 2014 and 2013.

The Income Approach (for determining the fair value of the Company’s common stock) is based on the economic principle of competition (i.e., in a free market, forces of demand and supply will direct the values of businesses to a particular balance). Valuation under the Income Approach entails both the application of appropriate market-based multiples selected from guideline public companies (GPCs) to parameters such as level of earnings, cash flow, revenues, invested capital or other financial factors (financial metrics) that represent the subject company’s future financial performance and or from cash transactions related to the sale of securities of the Company. This method is based on the idea of determination of the price at which the company will be exchanged in the public market, and is particularly useful for valuing companies that are either currently profitable or expected to be making profits in the foreseeable future.

Derivative Liabilities

In connection with the issuance of certain warrants that include price protection reset or anti-dilution provisions, the Company determined that these provision features are derivative instruments pursuant to FASB ASC 815 “Derivatives and Hedging.”

The accounting treatment of derivative financial instruments requires that the Company record the warrants as a liability once payment is completed and the awards are no longer subject to ASC 505-50 at fair value and mark-to-market the instruments at fair values as of each subsequent balance sheet date. Any change in fair value is recorded as a change in the fair value of derivative liabilities for each reporting period at each balance sheet date. The Company reassesses the classification at each balance sheet date. If the classification changes as a result of events during the period, the contract is reclassified as of the date of the event that caused the reclassification.

Research and Development

Research and Development expense is charged to operations as incurred and consists primarily of personnel expenses, patent related legal expenses and filing fees, clinical and regulatory services and supplies. Research and development expense was approximately $35,000, $375,000 and $696,000 for the three months ended March 31, 2015, and for the years ended December 31, 2014 and 2013, respectively.

Net Loss per Share

The Company computes basic and diluted earnings per share by dividing net loss by the weighted average number of common shares outstanding during the period. Basic and diluted net loss per common share were the same since the inclusion of common shares issuable pursuant to the exercise of warrants in the calculation of diluted net loss per common shares would have been anti-dilutive.

The following table summarizes the number of common share equivalents excluded from the calculation of diluted net loss per common share for the three months ended March 31, 2015 and the years ended December 31, 2014 and 2013:

	As of March 31, 2015 (unaudited)	As of December 31,
		2014	2013
Warrants	4,000,000	4,000,000	4,000,000

Income Taxes

The Company accounts for income taxes under Accounting Standards Codification (“ASC”) 740 Income Taxes (“ASC 740”). Under ASC 740, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities and net operating loss and credit carryforwards using enacted tax rates in effect for the year in which the differences are expected to impact taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

Tax benefits claimed or expected to be claimed on a tax return are recorded in the Company’s financial statements. A tax benefit from an uncertain tax position is only recognized if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. Uncertain tax positions have had no impact on the Company’s financial condition, results of operations or cash flows.

Recent Accounting Pronouncements

The FASB has issued ASU No. 2014-12, Compensation—Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. This ASU requires that a performance target that affects vesting, and that could be achieved after the requisite service period, be treated as a performance condition. As such, the performance target should not be reflected in estimating the grant date fair value of the award. This update further clarifies that compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The Company is currently evaluating the effect of the ASU on its financial position, results of operations and cash flows.

In August, 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties About an Entities Ability to Continue as a Going Concern. The standard is intended to define management’s responsibility to decide whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures. The standard requires management to decide whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. The standard provides guidance to an organization’s management, with principles and definitions that are intended to reduce diversity in the timing and content of disclosures that are commonly provided by organizations in the footnotes. The standard becomes effective in the annual period ending after December 15, 2016, with early application permitted. The adoption of this pronouncement is not expected to have a material impact on the financial statements.

The FASB and the SEC have issued certain other accounting standards updates and regulations that will become effective in subsequent periods; however, management of the Company does not believe that any of those updates would have significantly affected the Company’s financial statements or disclosures had they been in effect during 2014 or 2013, and does not believe that any of those standards will have a significant impact on the Company’s financial statements at the time they become effective.

Subsequent Events

Management has evaluated subsequent events or transactions occurring through the date these financial statements were issued (See Note 11).

Note 4. Equipment, Net

As of March 31, 2015, December 31, 2014 and 2013, equipment consists of the following:

	As of March 31, 2015 (unaudited)	As of December 31,
		2014	2013
Lab Equipment	$143,386	$143,386	$143,386
Less: Accum. Depreciation	$(137,837)	(136,332)	(126,367)

Total Equipment, Net	$5,549	$7,054	$17,019

Note 5. Accrued Expenses

As of March 31, 2015, December 31, 2014 and 2013, accrued expenses consist of the following:

	As of March 31, 2015 (unaudited)	As of December 31,
		2014	2013
Deferred Offering Costs	$197,202	$69,257	—
Salaries and Related Costs	165,029	164,400	$175,216
Research & Development-Patents	3,756	200	1,290
Consulting Fees	450,000	360,000	—
Stock Based Compensation	207,500	—	—
Other	3,746	459	—

Total	$1,027,233	$594,316	$176,506

Deferred offering costs consist of legal fees in connection with the filing of the Company’s Form S-1 Registration Statement with the Securities and Exchange Commission.

Salaries and related costs consist of accrued unpaid salaries and benefits for employees.

Consulting fees all relate to fees accrued under a contract with Logic International. Logic International was contracted by the Company to provide management and consulting services for assistance with functional operation, corporate governance, and to assist with financing and merger and acquisition activities.

Note 6 Fair Value

ASC 820 “Fair Value Measurements and Disclosures” defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. As defined in ASC 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Standard clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date and emphasizes that fair value is a market-based measurement and not an entity-specific measurement.

ASC 820 establishes the following hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value:

Level 1—Inputs use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2—Inputs that are observable, either directly or indirectly. These inputs include quoted prices for similar assets and liabilities in active markets as well as other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3—Inputs are unobservable, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair measurements requires judgment and considers factors specific to each asset or liability.

Liabilities measured at fair value on a recurring basis at March 31, 2015, December 31, 2014 and 2013 are as follows:

	Quoted Prices in Active Markets for Identical Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance
Warrant liability—March 31, 2015 (unaudited)	$—	$—	$1,643,000	$1,643,000
Warrant liability—December 31, 2014	$—	$—	$1,660,000	$1,660,000

Warrant liability—December 31, 2013	$—	$—	$820,000	$820,000

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable. The Company’s Level 3 liabilities consist of derivative liabilities associated with warrants that include price protection reset or Anti Dilution Provisions.

The Company’s management is responsible for determining the inputs for its level 3 instruments. An increase or decrease in these inputs could significantly increase or decrease the fair values as reported.

The following table provides a summary of the changes in fair value, including net transfers in and/or out, of all financial assets measured at fair value on a recurring basis using significant unobservable inputs during the years ended December 31, 2014 and 2013.

Warrant Liability
Balance at—January 1, 2013	$—
Change in fair value of derivative liabilities	—
Reclassification of derivative liabilities to equity	820,000

Balance at December 31, 2013	820,000
Change in fair value of derivative liabilities	10,000
Reclassification of derivative liabilities to equity	830,000

Balance at December 31, 2014	1,660,000
Change in fair value of derivative liabilities	(17,000)
Reclassification of derivative liabilities to equity	—

Balance at March 31, 2015 (unaudited)	$1,643,000

Note 7. Commitments and Contingencies

Litigation

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when on or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves and exercise of judgment.

In assessing loss contingencies related to legal proceedings that are pending against the Company, or unasserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed, unless they involve guarantees, in which case the guarantees would be disclosed. There can be no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows. As of March 31, 2015, December 31, 2014 and 2013, the Company is not involved in any litigation and accordingly has not accrued any amounts for contingencies.

The Company is a co-signer under a credit arrangement entered into by its parent. The arrangement functions as a guarantee of up to $2.1 million with its parent. As of March 31, 2015, the Company has asserted it has no obligation with respect to this arrangement and therefore no liability under this arrangement has been reflected in the March 31, 2015, December 31, 2014 and 2013 balance sheets.

In February 2014, a settlement was reached between BioChemics and the SEC in the BioChemics SEC Enforcement Action. On March 24, 2015, a final judgment was entered against BioChemics where by BioChemics is required to disgorge approximately $17 million of funds. Alterix is not a party to this judgment. In January 2015 BioChemics transferred all of its common stock to the shareholder resolution trust, a Massachusetts trust.

Credit Risk

The Company maintains the cash in bank deposit amounts which, at times, may exceed federally insured limits. The Company has not experienced any losses on such accounts and does not believe it is exposed to any significant credit risk on cash.

Consulting Agreement

On December 1, 2013, the Company entered into a consulting agreement for management and advisory service. The agreement requires the Company to pay the consultant a minimum of $30,000 per month. The term of the services agreement is for one year, with automatic renewal thereafter for additional 180 day periods unless either party provides written notice of termination 90 days prior to the expiration date. In addition, the Company granted 4,000,000 warrants to purchase common stock to the consultant. The warrants have a life of five years and therefore expire on December 1, 2018. 1,000,000 warrants vested immediately on December 1, 2013 and 1,000,000 warrants vest on each of the next three anniversaries of the services agreement; provided, however that in the event of a public offering of the Company’s securities, the warrants shall immediately vest in their entirety. As of June     , 2015, 2,000,000 shares have vested. The warrants are exercisable at $5.00 per share, however, in the event that the Company issues any new securities in a material transaction at a price per share less than $5.00, the warrants then become exercisable at such lower price per share, subject to certain exceptions. (See Note 12.)

Proposed Initial Public Offering

On April 6, 2015 the Board of Directors authorized the Company to file a registration statement with the U.S. Securities and Exchange Commission in connection with its IPO. The Company incurred approximately $306,000 of cumulative IPO costs through March 31, 2015 and $99,000 of such costs through December 31, 2014 consisting of professional fees in preparation of filing the registration statement on Form S-1. These amounts are presented as deferred offering costs in the accompanying balance sheets at March 31, 2015 and December 31, 2014.

The Company cannot provide any assurance that it will complete its proposed IPO. The Company expects to incur substantial additional costs in connection with its efforts to complete this offering. Upon the Company’s closing of its IPO, these costs will be recorded as a reduction of the proceeds received. If the Company does not successfully complete its IPO, the costs will be recorded as a charge to operations.

License Agreement

On November 30, 2012, the Company entered into a worldwide, royalty-free, exclusive license agreement with BioChemics pursuant to which BioChemics has agreed to license certain pharmaceutical products to the Company for utilization in the prescriptive prophylactic or therapeutic treatment of pain in humans. In consideration of this license, Alterix issued to BioChemics 50,000,000 shares of Common Stock of Alterix in connection with the formation of the Company.

The agreement contains representations and warranties of the parties regarding its enforceability, no conflict with agreement to which the parties are bound, and no violations of law, and representations of BioChemics that it has not granted any other license with respect to the Products for use in the Field or Territory. Alterix has agreed to indemnify BioChemics with respect to third party claims arising from Alterix breach of representations and warranties or negligence or willful misconduct. Either party may terminate the agreement for an uncured material breach, but only after undergoing a dispute resolution process. In addition, either party may terminate the agreement if the other party ceases to do business, makes an assignment for the benefit of creditors or voluntarily files, fails to contest an involuntary filing or is adjudicated bankrupt or insolvent under bankruptcy, insolvency, receivership or similar law.

Note 8. Common Stock

The Company is authorized to issue up to 50,000,000 shares of common stock with a par value of $0.001 per share. Each share of common stock has the right to one vote. The holders of common stock are entitled to dividends when funds are legally available and when declared by the board of directors. Upon the formation of the Company 50,000,000 shares were originally issued to BioChemics. In January 2015, Biochemics transferred all of its common shares of Alterix to the Shareholder Resolution Trust, a Massachusetts Trust.

Note 9. Compensation Expense—Warrants

During the year ended December 31, 2013, the Company granted 4,000,000 warrants to purchase common stock to a consultant for services rendered. The warrants have a life of five years and expire on December 1, 2018. 1,000,000 shares vested immediately on December 1, 2013, the effective date of the services agreement, and 1,000,000 shares vest on each of the next three anniversaries of the services agreement; provided, however that in the event of a public offering of the Company’s securities, the warrants shall immediately vest in their entirety. As of April 2015, 2,000,000 shares have vested. The warrants are exercisable at $5.00 per share, however, in the event that the Company issues any new securities in a material transaction at a price per share less than $5.00, the warrants then become exercisable at such lower price per share, subject to certain exceptions. For the three months ended March 31, 2015 and the years ended December 31, 2014 and 2013 the Company recorded compensation expense of $207,500, $830,000 and $820,000 respectively, in accordance with ASC 505-50 “Equity Based Payments to Non-Employees.” (See Note 12.)

In addition, under the terms of the warrant agreement, in the event the Company enters into a qualified financing in which shares of stock are sold at a price less than the warrant exercise price, the warrant price will be adjusted accordingly. In accordance with the provisions of ASC 815-40, these warrants are subject to derivative accounting treatment once performance is completed, the warrants are vested and no longer subject to ASC 505-50 and are recorded as a liability which is marked to market at each reporting date. Any change in fair value is recorded as a change in fair value of derivative liabilities in the accompanying statements of operations. The Company reassesses the classification at each balance sheet date to determine if liability treatment is appropriate, if the classification changes as a result of events during the period, the contract is reclassified to equity as of the date of the event that caused the reclassification.

The Company’s common stock is not listed on any exchange and, accordingly, the Company used a valuation model to arrive at an estimated fair value of the Company’s equity instruments for the years ended December 31, 2014 and 2013. To assist us with the valuation of the equity instruments a third party valuation specialist was utilized to obtain the fair value of the Company’s equity instruments.

The Company and valuation specialist considered the following significant qualitative factors in preparing the fair value analyses:

•	The nature and history of the entity’s business;

•	The general economic conditions and specific industry outlook;

•	The book value of the entity and its financial condition;

•	The future earnings capacity of the entity;

•	The entity’s distribution potential;

•	The existence of intangible value (patents) within the business; and

•	Capital resource requirements

The Company is considered an operating entity expected to generate future cash flows. Accordingly, the Company and the valuation specialist primarily relied on the Income Approach in arriving at a value for the

Company’s equity. Given the significant risk associated with the development process and clinical trials, there is a very low rate of success for companies in the biotechnology industry to successfully develop and market their treatments. To capture this low success rate, the probability-weighted forecasted cash flows based on assumptions developed by the Company as well as observed historical success rates at each stage of clinical trials were developed. The discount rates were determined from the weighted average cost of capital from discount rates appropriate for companies in the early development stage not yet conducting clinical trials. These rates were derived from analyzing similar guideline companies in the industry. The concluded value for the Company’s total equity was approximately $196.8 million and $150.9 million as of December 31, 2014 and 2013, respectively. In addition the Black-Scholes valuation model was used to allocate the Company’s total equity value among the Company’s outstanding equity instruments to determine the fair value of the common stock and warrants. The Company determined the binomial lattice model and the Black-Scholes valuation model to be materially the same.

The significant assumptions used in the valuation model were as follows:

	December 31,
	2014	2013
Fair value of total equity	$196.8 million	$150.9 million
Fair value of common stock per share	$3.90	$2.98
Fair value of price per warrant	$0.83	$0.82
Volatility	65%	75%
Discount rates	18.5%	19.5%
Risk—free rate	0.44%	0.76%
Term to liquidity	1.92 years	2.92 years

A summary of changes in outstanding warrants during the years ended December 31, 2014 and 2013 and for the three months ended March 31, 2015 is as follows:

	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at January 1, 2013	—
Granted	4,000,000	$5.00	5.00	—
Exercised	—			—
Forfeited	—			—

Outstanding at December 31, 2013	4,000,000	$5.00	4.92	—

Granted	—			—
Exercised	—			—
Forfeited	—			—

Outstanding at December 31, 2014	4,000,000	$5.00	3.92	—

Granted	—			—
Exercised	—			—
Forfeited	—			—

Outstanding at March 31, 2015 (Unaudited)	4,000,000	$5.00	3.67	—

Exercisable at March 31, 2015 (Unaudited)	2,000,000	$5.00		—
Exercisable at December 31, 2014	2,000,000	$5.00		—
Exercisable at December 31, 2013	1,000,000	$5.00		—

Note 10. Income Taxes

The following summarizes the income tax provision (benefit):

	2014	2013
Current
Federal	—
State	—
Deferred
Federal	$(680,136)	$(634,534)
State	$(105,621)	$(98,539)
Change in Valuation Allowance	$785,757	$733,073
Income Tax Provision (Benefit)	—	—

The reconciliation between the U.S. statutory federal income tax rate and the Company’s effective tax rate for the year’s ended December 31, 2014 and 2013 is as follows:

	2014	2013
U.S. Federal at Statutory Rate	(34.0)%	(34.0)%
State Income Taxes, Net of Federal Benefit	(5.3)%	(5.3)%
Permanent Differences	0.7%
Change in Valuation Allowance	38.6%	39.3%
Income Tax Provision	0.0%	0.0%

As of December 31, 2014 and 2013, the Company’s deferred tax assets consisted of the effects of temporary differences attributable to the following:

	2014	2013
Net Operating Loss Carryovers	$2,122,151	$1,336,394
Less: Valuation Allowance	$(2,122,151)	$(1,336,394)
Deferred Tax Asset, Net of Valuation Allowance	—	—

The Company is included in U.S. federal and state tax returns with its parent. These tax returns are subject to examination by tax authorities for periods beginning with the year ended December 31, 2012, however, this footnote has been presented as if the Company is filing its tax returns on a single company basis.

The Company determined that there has been no change of control since the Company’s formation for purposes of Internal Revenue Code Section 382. The Company, after considering all available evidence, fully reserved its deferred tax assets since it is more likely than not that such benefits will not be realized in future periods. The valuation allowance increased by $785,757 at December 31, 2014. The Company has incurred losses for both financial reporting and income tax purposes for the period from March 13, 2012 (inception) to December 31, 2014. For the years ended December 31, 2014 and 2013, the Company had approximately $5,403,000 and $3,402,000 of federal and state net operating loss carryforwards, respectively, which begin to expire in 2032. The Company will continue to evaluate its deferred tax assets to determine whether any changes in circumstances could affect the realization of their future benefit. If it is determined in future periods that portions of the Company’s deferred income tax assets satisfy the realization standards, the valuation allowance will be reduced accordingly.

The Company has identified its federal tax return and its state tax return in Massachusetts as major tax jurisdictions. The Company’s evaluation of uncertain tax matters was performed for the tax period from March 13, 2012 (inception) to December 31, 2014. The Company has elected to reflect interest and penalties attributable to income taxes, to the extent they arise, as a component of its income tax provision or benefit, as well as its outstanding income tax assets and liabilities.

The Company only recognizes tax benefits from an uncertain tax position if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. To date, the Company has not recognized such tax benefits in its financial statements.

The Company does not have any uncertain tax positions for which it is reasonably possible that the total amount of gross unrecognized tax benefits will increase or decrease within 12 months of December 31, 2014. The unrecognized tax benefits may increase or change during the next year for items that arise in the ordinary course of business.

Note 11. Subsequent Events

Subsequent to December 31, 2014, the Company has continued to be funded by its former parent through cash advances and direct payment of expenses.

On January 25, 2015, the Company entered into an Amended and Restated License Agreement with BioChemics, Inc. The primary purpose for entering into an amended and restated agreement was to revise the agreement to cover five pharmaceutical products for the prescriptive prophylactic or therapeutic treatment of non-dermal pain in humans. The products are ibuprofen, benfotiamine, gabapentin, celecoxib and rofecoxib.

Note 12. Subsequent Events (Unaudited)

On June 10, 2015, Bio Strategies released the Company from all obligations which the Company may have had to Bio Strategies under that certain Release of Credit Loan Agreement, effective June 10, 2015, by and among BioChemics, Inc., Bio-Scriptives, Inc., Bio Strategies, LP and the Company.

On June 10, 2015, Logic International Consulting released the Company from all obligations to it (BioChemics assumed those obligations) and terminated its service contract with the Company, effective as of December 31, 2014, at which point vesting of its warrants to purchase the Company’s common stock ceased. In addition, on June 10, 2015, Logic International Consulting agreed with the Company to amend its stock purchase warrant to eliminate the section of that warrant that adjusted the purchase price in the event of a subsequent sale of shares at a purchase price less than that of the warrant.

On June 11, 2015, the Company’s Board of Directors retained Patrick T. Mooney, M.D. to serve as Chief Executive Officer of the Company and the Company’s sole shareholder elected Dr. Mooney to the Company’s Board of Directors.

[            ] Shares

Common Stock

Alexander Capital, L.P.

PROSPECTUS

                    , 2015

Through and including                     , 2015 (the 25th day after the date of this offering), all dealers effecting transactions in these securities or not participating in this offering may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment subscription.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered. All the amounts shown are estimates except the SEC registration fee and the FINRA filing fee.

Amount to be paid
SEC registration fee	$
FINRA filing fee	$
The NASDAQ Global Market initial listing fee	$
Blue sky qualification fees and expenses	$
Transfer agent and registrar fees	$
Accounting fees and expenses	$
Legal fees and expenses	$
Printing and engraving expenses	$
Miscellaneous	$

Total	$

Item 14.	Indemnification of Directors and Officers

Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation provides that, to the fullest extent permitted by the General Corporation Law of the State of Delaware, a director of the Registrant shall not be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our bylaws provide that we shall indemnify any director or officer of the Registrant, and may indemnify any other person, who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Registrant) by reason of the fact that he is or was a director, officer, employee, or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee, or agent of another Registrant, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

We shall also indemnify any director or officer, and may indemnify any other person, who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the Registrant to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant and except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the Registrant unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the Court of Chancery or such other court shall deem proper.

To the extent that a present or former director or officer of the Registrant has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in this Item 14, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. Expenses (including attorneys’ fees) must also be advanced under certain circumstances.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

Item 15.	Recent Sales of Unregistered Securities

Not applicable.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.	Undertakings

(a)	The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(f) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(h) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(i) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized in the Town of Beverly, Commonwealth of Massachusetts, on the     of August, 2015.

ALTERIX INC.

By:
Name:
Title:

POWER OF ATTORNEY

We, the undersigned officers and directors of Alterix Inc., hereby severally constitute and appoint Patrick T. Mooney and Frank A. Manguso, and each of them singly, our true and lawful attorneys with full power to any of them, and to each of them singly, to sign for us and in our names, in the capacities indicated below, the Registration Statement on Form S-1 filed herewith and any and all pre-effective and post-effective amendments to said registration statement and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same with all exhibits thereto, and the other documents in connection therewith, with the Securities and Exchange Commission, and generally to do all such things in our name and behalf in our capacities as officers and directors to enable Alterix Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said registration statement and any and all amendments thereto.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated below.

Signature Date	Title

Chief Executive Officer and Director
Patrick T. Mooney, M.D. , 2015	(Principal Executive Officer)

Chief Financial Officer
Frank A. Manguso , 2015	(Principal Financial Officer and Principal Accounting Officer)

President, Secretary and Director
David R. Staskin, M.D. , 2015

Director
John J Clarke Jr. , 2015

Signature Date	Title

Director
Frederic J. de Bure , 2015

Director
Janice D. DiPietro, D.B.A. , 2015

Director
Galen Grayson, M.D. , 2015

Director
Harry G. McCoy, Pharm.D. , 2015

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Form of Underwriting Agreement.

3.1*	Certificate of Incorporation.

3.2*	Bylaws.

4.1*	Reference is made to exhibits 3.1 and 3.2.

4.2*	Form of Common Stock Certificate.

4.3*	Exclusive Third Party Services Agreement, effective December 1, 2013, by and between Logic International Consulting Group, LLC and Alterix Inc.

4.4*	Termination of Services Agreement, effective December 31, 2014, by and between Logic International Consulting Group, LLC and Alterix Inc.

5.1*	Legal Opinion of Holland & Knight LLP.

10.1*	Amended Revolving Credit Loan Agreement, effective January 1, 2014, by and between Bio Strategies, LP. and Alterix Inc.

10.2(a)*	Amended and Restated License Agreement, effective January 25, 2015, by and between Biochemics, Inc. and Alterix Inc.

10.2(b)*	Addendum 1, effective February 24, 2015, to the Amended and Restated License Agreement, effective January 25, 2015, by and between Biochemics, Inc. and Alterix Inc.

10.3*	Reference is made to exhibit 4.3

10.4*	Release of Credit Loan Agreement, effective June 10, 2015, by and among BioChemics, Inc., Bio-Scriptives, Inc., Alterix Inc. and Bio Strategies, LP.

10.5#*	Alterix Inc. 2015 Equity Incentive Plan.

10.6#*	Form of Stock Option Agreement.

10.7#*	Form of Restricted Stock Agreement.

10.8#*	Employment Agreement, effective January 1, 2015, by and between Harry G. McCoy, Pharm.D. and Alterix Inc.

10.9#*	Employment Agreement, effective January 1, 2015, by and between David Staskin, M.D. and Alterix Inc.

10.10#*	Employment Agreement, effective June 11, 2015, by and between Patrick T. Mooney, M.D. and Alterix Inc.

23.1*	Consent of Marcum LLP, independent registered public accounting firm.

23.2*	Consent of Holland & Knight LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on signature page).

*	To be filed by amendment.
#	Denotes management compensation plan or contract.